Senomyx®, Inc.

Sensing the Future
Through *Innovation*









DEAR STOCKHOLDERS,

2004 was a year of significant achievement for Senomyx, marked by important progress across a number of technological and commercial fronts positioning the company for future growth and success.

The highlights of the year included our initial public offering, moving our first product candidates through the regulatory review process, advancing our discovery and development programs towards commercialization and establishing a new collaborative agreement with Nestlé SA. Over the past year, Senomyx scientists have made excellent progress in each of our four key discovery and development programs. Our savory, sweet and salt flavors and flavor enhancers are intended to provide for the reduction of MSG, sugar and salt in food and beverage products. In addition, we initiated a bitter modulation discovery program to improve the taste of certain packaged food, beverage, OTC healthcare products and pharmaceutical products.

In December, we submitted applications for review of our savory enhancers, S336, S807, S263 and S976, by the Expert Panel of the Flavor and Extract Manufacturers Association (FEMA) for Generally Recognized as Safe (GRAS) determination. In March 2005 we were notified that all four enhancers received GRAS determination. This is a significant milestone for Senomyx, as consumer acceptance testing of our savory enhancers can begin. We anticipate first commercial sale of our collaborators' products containing our savory enhancers will occur in 2006, which would result in royalty payments to Senomyx.

"Highlights of the year included our initial public offering, moving our first product candidates through the regulatory review process, advancing our discovery and development programs towards commercialization and establishing a new collaborative agreement with Nestlé."





We continue to make significant progress in our sweet enhancer program. During the fourth quarter, we identified the novel sweet enhancer, S679, which demonstrated significant potency in both our receptor assay and in preliminary taste tests. We are continuing chemistry optimization of S679 and several additional classes of compounds in order to identify potential sweet enhancers that function at very low concentrations. As we identify potential sweet enhancers for development, they will be submitted to our collaborators for testing in product prototypes. Following the successful completion of prototype testing, one or more sweet enhancers will be selected to begin the regulatory and development process.

In our salt enhancer program, we have made important advances in understanding the function of the sodium channel, which is thought to play the key role in regulating the salt taste sensation. These advances should provide a basis for the identification of salt taste enhancers, which are expected to augment salt taste, thereby offering the potential to lower salt content in food and beverage products. Our near term goal is to identify compounds which exhibit salt enhancement in taste tests.

In our bitter modulation program, Senomyx scientists are pursuing the characterization of the appropriate taste receptors associated with the bitter tastes of certain packaged foods, beverages, OTC healthcare products and pharmaceuticals. Upon completion of this phase, we will develop human taste receptor-based assays for products of interest and then screen natural and synthetic compounds to identify bitter taste modulators.

During the fourth quarter we were pleased to announce the formation of an exclusive five-year discovery and development collaboration with Nestlé SA for the discovery and commercialization of novel flavor ingredients in the coffee and coffee whitener fields. This is the second collaboration between Senomyx and Nestlé. During 2005, we will continue to work on expanding the number of collaborations linked to our existing discovery and development programs. In addition, we are assessing the scientific feasibility and collaborator interest in establishing new research programs targeting other taste receptors.

We are very proud to have as our collaborators Campbell's Soup Company, The Coca-Cola Company, Kraft Foods Global, Inc. and Nestlé SA. Our novel flavor enhancers and taste modulators are expected to enable our collaborators to improve the nutritional profile of their products and potentially generate cost of goods savings, while maintaining or enhancing taste, all of which could provide competitive advantages in the marketplace. In partnership with our collaborators, our goal is to play an important role in improving the nutritional profile of consumer products used around the world.

We sincerely appreciate the confidence and support that our stockholders have placed in us and we thank our employees for their dedicated efforts, which serves as the basis for our success. Through our accomplishments, we believe we have established a strong foundation for future growth and continued success as we move through 2005 and beyond.

Kent Snyder
President and Chief Executive Officer
April 4, 2005









"Our proprietary human taste receptor-based assays allow us to screen hundreds of thousands of compounds in a single year compared to an estimated 1,000 compounds that can be evaluated in the same time frame using traditional taste tests."

TECHNOLOGY

Flavors, flavor enhancers and taste modulators are substances that impart or modify tastes or aromas in foods and beverages. Individuals experience the sensation of taste when these compounds interact with taste receptors in the mouth. A taste receptor functions either by physically binding to a flavor ingredient in a process analogous to the way a key fits into a lock or by acting as a channel to allow ions to flow directly into a taste cell. As a result of these interactions, signals are sent to the brain where a specific taste sensation is registered. There are currently five recognized primary senses of taste: umami, which is the savory taste of glutamate, sweet, salt, bitter and sour.

Having isolated human taste receptors, we have created proprietary taste receptor-based assay systems that provide a means to identify compounds that affect the receptor of interest. To enable faster discovery, we are using many of the same tools used by the pharmaceutical industry to discover medicines. Our proprietary human taste receptor-based assays allow us to screen hundreds of thousands of compounds in a single year compared to an estimated 1,000 compounds that can be evaluated in the same time frame using traditional taste tests.

Senomyx Intellectual Property

- Intellectual property protection of our innovative technologies is critical to our ongoing success.
- We are the owner or exclusive licensee of 39 issued U.S. patents and 25 issued foreign patents as well as over 190 U.S. and foreign patent applications.
- Our key technologies include proprietary taste and olfactory receptors, functionalized taste receptor assays covering our savory, sweet, salt and bitter programs, compositions of matter and methods of using our proprietary flavors, flavor enhancers and taste modulators.
- We intend to continue to aggressively pursue comprehensive intellectual property protection covering our evolving technologies on a worldwide basis.






DISCOVERY AND DEVELOPMENT PROGRAM STATUS


SAVORY
SWEET
SALT
BITTER
S263
S336
S807
S976
S299
S679
S112
S225
Assay Development
HTS & Identification of Lead Compounds
Optimization & Product Candidate Selection
Safety Studies & FEMA GRAS Determination
Consumer Acceptance Testing

DISCOVERY & DEVELOPMENT PROGRAMS

We have four discovery and development programs: Savory, Sweet, Salt and Bitter. The goals of our Savory Program are to enhance the taste of naturally occurring glutamate and enable the reduction or elimination of added MSG. The goals of our Sweet Program are to enhance the taste of carbohydrate and artificial sweeteners and enable a significant reduction in added sweeteners. The goals of our Salt Program are to enhance the taste of salt in low sodium foods and enable a significant reduction in added salt. The goals of our Bitter Program are to reduce or block bitter taste and improve the overall taste characteristics of packaged foods, beverages and pharmaceutical products.

Our Discovery and Development process consists of four stages: development of taste receptor-based assays, identification of lead compounds, optimization and selection of product candidates, and safety testing and regulatory approval. The graphic above shows the status of each program and principal compounds.

What is FEMA GRAS?

GRAS stands for Generally Recognized As Safe. The GRAS process was established in 1958 in an amendment to the Food, Drug, and Cosmetic Act, administered by the United States Food and Drug Administration. Compounds that qualify for the GRAS review process are generally intended to be consumed in small quantities and have data supporting their safety under conditions of intended use. In 1960, the Flavor and Extract Manufacturers Association (FEMA) established the FEMA Expert Panel as an independent group of scientific experts to review the safety of flavoring substances and ensure that such substances added to foods are safe for their intended use. The Expert Panel has operated continuously since it was first appointed in 1960.



MARKETS AND COLLABORATORS

Market Flavors, flavor enhancers and taste modulators are used in a wide variety of packaged food and beverage products throughout the world. According to recent data from Euromonitor International, worldwide sales of packaged food and beverage products in 2003 were approximately $1.2 trillion, of which $260 billion was generated in the United States. We estimate that our collaborators' combined worldwide sales in 2003 of their products that fall within their exclusive product fields were $38 billion. Our collaboration agreements provide that we will receive royalties on our collaborators' sales of products containing our flavors, flavor enhancers or taste modulators.

Collaborations We have established collaborations with leaders in the packaged food and beverage market. Under each of our current product discovery and development collaboration agreements, we have agreed to conduct research and develop flavors, flavor enhancers or taste modulators in one or more specified taste areas, such as savory, sweet, salt or bitter. Each of these collaborations provides an exclusive license in one or more specific product fields, such as non-alcoholic beverages, wet soups, or frozen foods. We retain the rights to license the same flavors, flavor enhancers or taste modulators to other companies in non-competing product fields. All of our current collaboration agreements provide for research and development funding, milestone payments upon achievement of pre-defined goals and royalty payments based upon our collaborator sales of a product incorporating our flavors, flavor enhancers or taste modulators. Our collaborators are responsible for manufacturing, marketing, selling and distributing any of these consumer products, and any associated expenses. To date, we have entered into product discovery and development collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé.

Campbell Soup Company Our collaborative agreement with Campbell Soup, a global manufacturer and marketer of consumer food products, is focused on the discovery of specified flavors, flavor enhancers and taste modulators in the packaged food and beverage product fields of soups and savory beverages.

The Coca-Cola Company Our collaborative agreement with Coca-Cola, the world's largest beverage company, is focused on the discovery and development of specified new flavors, flavor enhancers and taste modulators in the product field of soft drinks and other non-alcoholic beverages. In addition, we will work with Coca-Cola on a co-exclusive basis with Kraft Foods for the discovery and development of flavor enhancers in a specified food and beverage product field.

Kraft Foods Global, Inc. Our collaborative agreement with Kraft Foods, a global leader in branded foods and beverages, is focused on the discovery and development of specified flavors, flavor enhancers and taste modulators on a co-exclusive basis with Coca-Cola in a specified food and beverage product field.

Nestlé SA Our initial collaborative agreement with Nestlé, the world's largest food company, is focused on the discovery and development of specified flavors, flavor enhancers and taste modulators in the food and beverage product fields of dehydrated and culinary food, frozen food and wet soup.

In October 2004, we entered into a second product discovery and development collaboration agreement with Nestlé to work for a five-year collaborative period focusing on the discovery and commercialization of specified novel flavor ingredients in the coffee and coffee whiteners fields.

SENOMYX, INC.
11099 North Torrey Pines Road
La Jolla, California 92037

PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 25, 2005

The undersigned hereby appoints Kent Snyder and Harry J. Leonhardt, Esq., and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Senomyx, Inc. which the undersigned may be entitled to vote at the 2005 Annual Meeting of Stockholders of Senomyx, Inc. to be held on May 25, 2005 at 9:00 a.m. local time at the Hilton La Jolla Torrey Pines, 10950 North Torrey Pines Road, La Jolla, CA 92037, and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2, AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

(Continued, and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

Change of Comments

PLEASE SEE REVERSE SIDE

HE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OMINEE NAMED BELOW.

	FOR the nominees listed below (except as marked to the contrary below)	WITHHOLD authority to vote for the nominees listed below.
ROPOSAL 1: To elect directors to hold office until our 2006 Annual Meeting of Stockholders.	☐	☐

Nominees:

1 Stephen A. Block, Esq. 02 Michael E. Herman 03 Mark Leschly
 David Schnell, M.D. 05 Jay M. Short, Ph.D. 06 Kent Snyder
7 Timothy Wollaeger

o withhold authority to vote for any individual nominee, write the name of ch nominee below:

____

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005.

	FOR	AGAINST	ABSTAIN
PROPOSAL 2: To ratify the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2005.	☐	☐	☐

Please vote, date and promptly return this proxy in the enclosed return envelope which is postage prepaid if mailed in the United States.

Signature ______________________ Signature ______________________ Date __________

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

▲ FOLD AND DETACH HERE ▲

VOTING INSTRUCTIONS:

VOTE BY MAIL: Complete, sign, date and promptly return this proxy card in the postage-paid envelope provided.

SENOMYX, INC.
11099 North Torrey Pines Road
La Jolla, California 92037

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 25, 2005

Dear Stockholder:

You are cordially invited to attend the 2005 Annual Meeting of Stockholders of Senomyx, Inc., a Delaware corporation. The meeting will be held on May 25, 2005 at 9:00 a.m. local time at the Hilton La Jolla Torrey Pines, 10950 North Torrey Pines Road, La Jolla, CA 92037, for the following purposes:

1. To elect directors to hold office until our 2006 Annual Meeting of Stockholders.

2. To ratify the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2005.

3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is April 1, 2005. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors

Kent Snyder
President and Chief Executive Officer

La Jolla, California
April 27, 2005

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the proxy accompanying this notice as instructed in the proxy statement accompanying this notice, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must request and obtain a proxy issued in your name from that record holder.

SENOMYX, INC.
11099 North Torrey Pines Road
La Jolla, California 92037

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 25, 2005

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

We sent you this proxy statement and the accompanying proxy card because the Board of Directors of Senomyx, Inc. is soliciting your proxy to vote at its 2005 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the accompanying proxy card.

We intend to mail this proxy statement and the accompanying proxy card on or about April 27, 2005 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 1, 2005, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 25,453,759 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If at the close of business on the record date, your shares were registered directly in your name with our transfer agent, Mellon Investor Services LLC, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the accompanying proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If at the close of business on the record date, your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting.

As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent.

What am I voting on?

There are two matters scheduled for a vote at the annual meeting:

- the election of directors to hold office until our 2006 Annual Meeting of Stockholders, and
- the ratification of the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2005.

How do I vote?

For the election of directors, you may either vote "For" all nominees or you may "Withhold" your vote for any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting. Alternatively, you may vote by proxy using the accompanying proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.

- To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on April 1, 2005, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all nominees for director and "For" the ratification of the selection of Ernst & Young LLP as our independent auditors. If any other matter is properly presented at the meeting, one of the individuals named on your proxy card as your proxy will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- you may submit another properly completed proxy with a later date,
- you may send a written notice that you are revoking your proxy to our Corporate Secretary at 11099 North Torrey Pines Road, La Jolla, California 92037, or
- you may attend the annual meeting and vote in person (however, simply attending the meeting will not, by itself, revoke your proxy).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, a stockholder proposal must be submitted in writing by December 28, 2005, to our Corporate Secretary at 11099 North Torrey Pines Road, La Jolla, California 92037. If you wish to submit a proposal that is not to be included in next year's proxy materials, your proposal generally must be submitted in writing to the same address no later than February 24, 2006 but no earlier than January 25, 2006. Please review our bylaws, which contain additional requirements regarding advance notice of stockholder proposals.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to any proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker, bank or other agent may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give instructions to your broker, bank or other agent, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the seven nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, the ratification of the selection of Ernst & Young LLP as our independent auditors must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by stockholders present at the meeting or by proxy. At the close of business on the record date, there were 25,453,759 shares outstanding and entitled to vote. Therefore, in order for a quorum to exist, 12,726,880 shares must be represented by stockholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2005.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of seven members. Each director is to be elected at the annual meeting to serve until our 2006 Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their death, resignation or removal.

There are seven nominees for director this year, including Stephen A. Block, Esq., Michael E. Herman, Mark Leschly, David Schnell, M.D., Jay M. Short, Ph.D., Kent Snyder and Timothy Wollaeger. Each of the nominees except Mr. Herman is currently a director of Senomyx. Mr. Herman's nomination was recommended in April 2005 by our Corporate Governance and Nominating Committee. None of the current board members was elected by our stockholders, as all were previously appointed by our Board of Directors prior to our initial public offering, with the exception of Mr. Block who was appointed by our Board of Directors after our initial public offering, to fill a vacancy then existing on the Board. Mr. Block's original nomination was recommended in March 2005 by our Corporate Governance and Nominating Committee. Lori Robson, Ph.D. is a current director and is not standing for reelection at the annual meeting.

Directors are elected by a plurality of the votes present at the meeting or by proxy and entitled to vote at the meeting. The seven nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. If no contrary indication is made, shares represented by executed proxies will be voted "For" the election of the seven nominees named above or, if any nominee becomes unavailable for election as a result of an unexpected occurrence, "For" the election of a substitute nominee designated by our Board of Directors. Each nominee has agreed to serve as a director if elected, and we have no reason to believe that any nominee will be unable to serve.

We encourage all of our directors and nominees for director to attend our annual meeting of stockholders. We did not hold an annual meeting of stockholders during the fiscal year ended December 31, 2004.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE NAMED ABOVE.

The following is biographical information as of March 1, 2005 for each nominee for director.

Name	Age	Position
Stephen A. Block, Esq.	60	Director
Michael E. Herman	63	Director
Mark Leschly	36	Chairman of the Board
David Schnell, M.D.	44	Director
Jay M. Short, Ph.D.	46	Director
Kent Snyder	51	President, Chief Executive Officer and Director
Timothy Wollaeger	61	Director

Stephen A. Block, Esq. has served as a member of our Board of Directors since March 2005. Mr. Block served as Chief Legal Officer of International Flavors and Fragrances Inc., a leading creator, manufacturer and seller of flavors and fragrances (IFF), from January 1993 until his retirement from this position in December 2003. He was named Senior Vice President, General Counsel and Secretary of IFF in February 2000. During his eleven years at IFF he also held various senior management positions in the Regulatory department. Prior to 1993, Mr. Block served as Senior Vice President, General Counsel, Secretary and Director of GAF Corporation, a company specializing in specialty chemicals and building materials, and its publicly traded subsidiary International Specialty Products Inc., held various management positions with Celanese Corporation, a company specializing in synthetic fibers, chemicals and plastics, and practiced law with the New York firm of Stroock & Stroock & Lavan. Mr. Block currently serves as an industry consultant as well as the President of the Board of Governors of the United States

Flavor and Extract Manufacturers Association. Mr. Block received his B.A. cum laude in Russian Studies from Yale University and his law degree from the Harvard Law School.

Michael E. Herman has not previously served as a member of our board of directors. Mr. Herman is currently serving as general partner of the Herman Family Trading Company. From January 1992 to December 2000, Mr. Herman was President of the Kansas City Royals Baseball Club. From January 1990 to December 1999, he was Chairman of the Finance and Investment Committee of the Kauffman Foundation and was its President from January 1985 to December 1990. From October 1974 to December 1990, Mr. Herman was the Executive Vice President and Chief Financial Officer of Marion Laboratories. Mr. Herman is a director of Santarus, Inc., a biopharmaceutical company, Cerner Corporation, a health care information technology company, and also is a Trustee of Rensselaer Polytechnic Institute and the University of Chicago Graduate School of Business. Mr. Herman also served as a director of Janus Capital and Eloquent, Inc. until March of 2003. Mr. Herman holds a B.S. in metallurgical engineering from Rensselaer Polytechnic Institute and an M.B.A. from the University of Chicago.

Mark Leschly has served as a member of our board of directors since November 2001 and as our Chairman since December 2002. Since July 1999, Mr. Leschly has been a Managing Partner with Rho Capital Partners, an investment and venture capital management company. Starting in July 1994 to July 1999, Mr. Leschly was an associate and then a General Partner of HealthCare Ventures, L.L.C., a venture capital management company. From September 1991 to June 1993, Mr. Leschly served as a consultant for McKinsey & Co., a management consulting company. Mr. Leschly received his B.A. from Harvard University and his M.B.A. from Stanford Graduate School of Business. In addition to being a director of Diversa Corporation, NitroMed, Inc. and Tercica, Inc., Mr. Leschly is a director of a number of private companies.

David Schnell, M.D. has served as a member of our board of directors since December 1999. In 1997, Dr. Schnell co-founded and currently serves as a Managing Director of Prospect Venture Partners and Prospect Venture Partners II, venture capital funds dedicated to investing in biomedical and health care companies. Dr. Schnell received his M.D. from Harvard Medical School, his M.A. in health services research from Stanford University School of Medicine, and his B.S. in biological sciences from Stanford University. Dr. Schnell is a director of a number of private companies.

Jay M. Short, Ph.D. has served as a member of our board of directors since March 2004. Dr. Short is the President and CEO of Diversa Corporation, a leader in applying proprietary genomic technologies for the rapid discovery and optimization of novel products from genes and gene pathways. He is a founding member of Diversa Corporation, has served as Chief Technology Officer and Director of the company since its inception in 1994. Dr. Short is a director for Invitrogen, a leading biotechnology company in the area of gene expression, and Stressgen Biotechnologies, focusing on the medical application of stress proteins. He previously served as Head of Research and Operations of Strategene Cloning Systems and President of their subsidiaries. Dr. Short received his Ph.D. in Biochemistry from Case Western Reserve University in Cleveland, Ohio and his B.A. with honors in Chemistry from Taylor University in Upland, Indiana.

Kent Snyder, President and Chief Executive Officer, joined us in June 2003 and has served as a member of our board of directors since that time. Prior to joining us, from October 2001 to June 2003, Mr. Snyder was retired. From July 1991 to October 2001, Mr. Snyder held various marketing and sales management positions with Agouron Pharmaceuticals, Inc., a Pfizer company. Mr. Snyder was President of Global Commercial Operations at Agouron. Prior to holding the position of President of Global Commercial operations, Mr. Snyder served as Senior Vice President of Commercial Affairs and Vice President of Business Development. Mr. Snyder is a director of Santarus, Inc., a biopharmaceutical company. Mr. Snyder received his B.S. from the University of Kansas and his M.B.A. from Rockhurst College.

Timothy Wollaeger has served as a member of our board of directors since May 1999. Mr. Wollaeger has been a Managing Director of Sanderling Biomedical Ventures, an investment firm dedicated to building new biomedical companies, since 2002. Since 1994, he has also been the General Partner of Kingsbury Associates, L.P., a venture capital partnership. In 1990, Mr. Wollaeger helped found Columbia Hospital Corporation, now HCA Healthcare Corporation, and served as Senior Vice President and Director until 1993. Mr. Wollaeger received his M.B.A. from Stanford University and his B.A. in economics from Yale University. Mr. Wollaeger is chairman of the board of Digirad Corporation and a director of Biosite, Inc.

Independence of the Board of Directors and its Committees

As required under Nasdaq Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board. Our Board of Directors consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Senomyx, our senior management and our independent auditors, our Board of Directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Snyder, our President and Chief Executive Officer.

As required under applicable Nasdaq listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our Board of Directors are comprised entirely of directors determined by the Board to be independent within the meaning of the applicable Nasdaq listing standards.

Information Regarding the Board of Directors and its Committees

Our Board of Directors has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The following is a description of each committee and its functions.

Audit Committee

The Audit Committee operates pursuant to a written charter that is attached as Appendix A to this proxy statement. The Audit Committee met six times during the fiscal year ended December 31, 2004 and currently consists of Mr. Leschly, Dr. Robson and Mr. Wollaeger, with Mr. Wollaeger serving as chair of the committee. Subject to stockholder approval of the nominees for director and effective as of the annual meeting, the Audit Committee will consist of Mr. Block, Mr. Herman and Mr. Wollaeger, with Mr. Wollaeger serving as chair of the committee. The functions of the Audit Committee include, among other things:

- reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;
- reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;
- reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls; and
- establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Our Board of Directors has determined that Mr. Wollaeger qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission, or SEC, rules. The Board made a qualitative assessment of Mr. Wollaeger's level of knowledge and experience based on a number of factors, including his formal education and prior work experience.

Compensation Committee

The Compensation Committee operates pursuant to a written charter. The Compensation Committee met two times during the fiscal year ended December 31, 2004 and currently consists of Drs. Robson, Schnell and Short, with Dr. Schnell serving as chair of the committee. Subject to stockholder approval of the nominees for director and effective as of the annual meeting, the Compensation Committee will consist of Mr. Herman, Mr. Leschly and Dr. Schnell, with Dr. Schnell serving as chair of the committee. The functions of the Compensation Committee include, among other things:

- determining the compensation and other terms of employment of our executive officers and reviewing corporate performance goals and objectives relevant to such compensation;

- recommending to our Board of Directors the type and amount of compensation to be paid or awarded to board members;

- evaluating and recommending to our Board of Directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

- establishing policies with respect to equity compensation arrangements; and

- reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee operates pursuant to a written charter that is attached as Appendix B to this proxy statement. The Corporate Governance and Nominating Committee met two times during the fiscal year ended December 31, 2004 and currently consists of Drs. Schnell and Short and Mr. Wollaeger, with Dr. Short serving as chair of the committee. Subject to stockholder approval of the nominees for director and effective as of the annual meeting, the Corporate Governance and Nominating Committee will consist of Mr. Leschly and Drs. Schnell and Short, with Dr. Short serving as chair of the committee. The functions of the Corporate Governance and Nominating Committee include, among other things:

- developing and maintaining a current list of the functional needs and qualifications of members of our Board of Directors;

- evaluating director performance on the Board and applicable committees of the Board and determining whether continued service on our Board is appropriate;

- interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

- evaluating nominations by stockholders of candidates for election to our Board;

- developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

- considering questions of possible conflicts of interest of directors as such questions arise; and

- recommending to our Board of Directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

The Corporate Governance and Nominating Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements and having the highest personal integrity and ethics. The Corporate Governance and Nominating Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Corporate Governance and Nominating Committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of our Board of Directors, our operating requirements and the long-term interests of our stockholders. In conducting this assessment, the Corporate Governance and Nominating Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and Senomyx, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Corporate Governance and Nominating Committee reviews such directors' overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relevant considerations. In the case of new director candidates, the Corporate Governance and Nominating Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Corporate Governance and Nominating Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Corporate Governance and Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board of Directors. The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Corporate Governance and Nominating Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

The Corporate Governance and Nominating Committee will consider director candidates recommended by stockholders. The Corporate Governance and Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Corporate Governance and Nominating Committee to become nominees for election to the Board at an annual meeting of stockholders must do so by delivering at least 120 days prior to the anniversary date of the mailing of the proxy statement for our last annual meeting of stockholders a written recommendation to the Corporate Governance and Nominating Committee at the following address: Senomyx, Inc., 11099 North Torrey Pines Road, La Jolla, California 92037. Each submission must set forth: the full name of the proposed nominee; a description of the proposed nominee's business experience for at least the previous five years; complete biographical information for the proposed nominee; a description of the proposed nominee's qualifications as a director; and a representation that the nominating stockholder is a beneficial or record owner of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee to be named as a nominee and to serve as a director if elected. To date, the Corporate Governance and Nominating Committee has not received a director nominee from a stockholder or stockholders holding more than five percent of our voting stock.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our Board of Directors met 16 times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively.

Stockholder Communications With The Board Of Directors

Our Board of Directors has adopted a formal process by which our stockholders may communicate with the Board or individual directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to our Corporate Secretary at Senomyx, Inc., 11099 North Torrey Pines Road, La Jolla, California 92037. Each communication must set forth: the name and address of the Senomyx stockholder on whose behalf the communication is sent; and the number of shares of our common stock that are owned beneficially by such stockholder as of the date of the communication. All communications will be compiled by our Corporate Secretary and submitted to the Board, the appropriate committee thereof or an individual director, as applicable, on a periodic basis.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees. The Code of Business Conduct and Ethics is available on our website at *http://www.senomyx.com.* If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by Nasdaq listing standards or applicable law.

Accounting and Auditing Matters Open Door Policy

We have adopted an Open Door Policy for Reporting Complaints Regarding Accounting, Auditing and Other Matters to facilitate the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding these matters.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of our Board of Directors has engaged Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2005 and is seeking ratification of such selection by our stockholders at the annual meeting. Ernst & Young LLP has audited our financial statements since 1998. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent auditors. However, the Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Senomyx and our stockholders.

To be approved, the ratification of the selection of Ernst & Young LLP as our independent auditors must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table provides information regarding the fees billed to us by Ernst & Young LLP for the fiscal years ended December 31, 2004 and 2003. All fees described below were approved by the Audit Committee.

	Fiscal Year Ended December 31,	
	2004	**2003**
Audit Fees (1)	$537,060	$32,239
Audit-related Fees	-	-
Tax Fees (2)	7,400	6,700
All Other Fees	-	-
Total Fees	$544,460	$38,939

(1) Represents fees for services rendered for the audit and/or reviews of our financial statements. Also includes fees for services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g., comfort letters and consents), and assistance in responding to SEC comment letters.

(2) Represents fees for preparation of federal, state and local income and franchise tax returns and related schedules and calculations, as well as general consultation regarding federal and state income tax matters, employment tax matters and sales and use tax matters.

Pre-Approval Policies and Procedures

The Audit Committee has adopted an Audit Committee Pre-Approval Policy for Services of Independent Auditor, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors are, or may be, pre-approved. A copy of the Audit Committee Pre-Approval Policy for Services of Independent Auditor is attached as Appendix C to this proxy statement.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the Ernst & Young LLP's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005.

Security Ownership of Certain Beneficial Owners and Management

The following table provides information regarding the beneficial ownership of our common stock as of March 15, 2005 by: (i) each of our directors and nominees, (ii) each of our named executive officers, (iii) all of our directors, nominees and executive officers as a group and (iv) each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 25,444,924 shares outstanding on March 15, 2005, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on May 14, 2005, which is 60 days after March 15, 2005. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Certain of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Perry Corp. (2)	4,844,367	19.0%
David Schnell, M.D. (3)(4)	1,557,495	6.1
Entities affiliated with Prospect Venture Partners, L.P. (4)	1,526,395	6.0
Mark Leschly (5)(6)	1,512,386	5.9
Rho Management Trust I (6)	1,469,486	5.8
T. Rowe Price Associates, Inc. (MD) (7)	1,396,653	5.5
Kent Snyder (8)	574,305	2.2
Timothy Wollaeger (9)	235,080	*
Mark Zoller, Ph.D. (10)	172,047	*
Klaus Gubernator, Ph.D. (11)	110,483	*
John Poyhonen (12)	98,003	*
Harry J. Leonhardt, Esq. (13)	97,049	*
Nigel R.A. Beeley, Ph.D. (14)	95,933	*
Stephen A. Block, Esq. (15)	29,600	*
Lori Robson, Ph.D. (16)	28,600	*
Jay M. Short, Ph.D. (17)	20,399	*
Michael E. Herman (18)	7,000	*
All directors, nominees and executive officers as a group (13 persons) (19)	4,538,380	17.3

* Less than one percent.

(1) Except as otherwise noted above, the address for each person or entity listed in the table is c/o Senomyx, Inc., 11099 North Torrey Pines Road, La Jolla, CA 92037.

(2) The address for Perry Corp. is 599 Lexington Avenue, 36th floor, New York, NY 10022-6030.

(3) Includes 28,600 shares of common stock subject to options exercisable within 60 days of March 15, 2005, 20,656 shares of which are not vested as of May 14, 2005.

(4) David Schnell, M.D. is a managing member of Prospect Management Co., L.L.C., which serves as the general partner of Prospect Venture Partners, L.P., and disclaims beneficial ownership of any shares held by the funds except to the extent of his pecuniary interest in this entity. The address for the fund is 435 Tasso Street, Suite 200, Palo Alto, CA 94301.

(5) Includes 42,900 shares of common stock subject to options exercisable within 60 days of March 15, 2005, 30,984 shares of which are not vested as of May 14, 2005.

(6) Mark Leschly is a managing partner of Rho Capital Partners, Inc., which is the investment advisor to Rho Management Trust I and as such exercises voting and investment control over the shares held by Rho Management Trust I. Mr. Leschly disclaims beneficial ownership of the shares held by Rho Management Trust I except to the extent of his pecuniary interest therein. The address for the trust is 152 West 57th Street, 23rd Floor, New York, NY 10019.

(7) The address for T. Rowe Price Associates, Inc. (MD) is 100 East Pratt Street, Baltimore, MD 21202. T. Rowe Price Associates, Inc. has sole voting power for 341,561 shares. T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or power to vote 1,055,092 shares and disclaims beneficial ownership of these securities.

(8) Includes 427,431 shares of common stock subject to options exercisable within 60 days of March 15, 2005, 308,873 shares of which are not vested as of May 14, 2005.

(9) Includes 28,600 shares of common stock subject to options exercisable within 60 days of March 15, 2005, 20,656 shares of which are not vested as of May 14, 2005. Reflects 206,480 shares held by Kingsbury Capital Partners, L.P. III and Kingsbury Capital Partners, L.P. IV, entities affiliated with Kingsbury Associates, L.P. Mr. Wollaeger is a general partner of Kingsbury Associates, L.P. and disclaims beneficial ownership of the shares held by entities associated with Kingsbury Associates, L.P. except to the extent of his pecuniary interest in these entities.

(10) Includes 40,797 shares of common stock subject to options exercisable within 60 days of March 15, 2005, 1,459 shares of which are not vested as of May 14, 2005. Also includes 10,199 shares of common stock subject to our right of repurchase as of May 14, 2005.

(11) Dr. Gubernator's employment with us terminated effective December 31, 2004.

(12) Includes 56,693 shares of common stock subject to our right of repurchase as of May 14, 2005.

(13) Includes 54,738 shares of common stock subject to our right of repurchase as of May 14, 2005.

(14) Includes 93,837 shares of common stock subject to options exercisable within 60 days of March 15, 2005, none of which are vested as of May 14, 2005.

(15) Includes 28,600 shares of common stock subject to options exercisable within 60 days of March 15, 2005, 27,806 of which are not vested as of May 14, 2005.

(16) Includes 28,600 shares of common stock subject to options exercisable within 60 days of March 15, 2005, 20,656 shares of which are not vested as of May 14, 2005.

(17) Includes 14,449 shares of common stock subject to our right of repurchase as of May 14, 2005.

(18) Includes 1,000 shares held by Mr. Herman's wife. Also includes 2,000 shares of common stock held by the Herman Family Trading Company. Mr. Herman is a General Partner of the Herman Family Trading Company and disclaims beneficial ownership of the shares held by the Herman Family Trading Company, except to the extent of his pecuniary interest in the entity.

(19) Includes 719,365 shares of common stock subject to options exercisable within 60 days of March 15, 2005, 524,927 shares of which are not vested as of May 14, 2005. Also includes 136,079 shares of common stock subject to our right of repurchase as of May 14, 2005.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2004, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, except that one report of changes in ownership was inadvertently filed late by each of Mr. Leonhardt, Mr. Poyhonen, Dr. Short, Mr. Snyder and Dr. Zoller.

DIRECTOR COMPENSATION

We provide each of our non-employee directors cash compensation in the form of an annual retainer of $20,000 for our Chairman of the Board, and $15,000 for each other non-employee director. Each non-employee director also receives $2,000 for each in-person Board of Directors meeting attended, and $1,000 for each telephonic Board of Directors meeting attended. In addition, the chairperson of each committee receives $2,000 for each committee meeting attended, and each other committee member receives $1,000 for each committee meeting attended. We also reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our Board of Directors and committees of the Board.

Each of our non-employee directors also receives stock option grants under our non-employee directors' nonstatutory stock option program, or the directors' program, which is administered under our amended and restated 2004 equity incentive plan, or the 2004 plan. Only our non-employee directors or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the directors' program. Options granted under the directors' program are intended by us not to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the directors' program are non-discretionary. Each person who was serving as a non-employee director upon the completion of our initial public offering (other than those individuals appointed for the first time in 2004) automatically received an initial option grant to purchase 28,600 shares of our common stock (42,900 shares in the case of our Chairman of the Board). Each person who first becomes a non-employee director after the completion of our initial public offering automatically receives an initial option grant to purchase 28,600 shares of our common stock upon his or her election or appointment (42,900 shares in the case the person is also appointed as our Chairman of the Board). If a current non-employee director becomes our Chairman of the Board for the first time after the completion of our initial public offering, that person automatically receives a one-time option grant to purchase 14,300 shares of our common stock upon his or her appointment.

Each person who is a non-employee director on the date of each annual meeting of our stockholders where he or she is re-elected to our Board of Directors is automatically granted, on the date of such re-election, an option to purchase 11,440 shares of our common stock (17,160 shares in the case of our Chairman of the Board). These grants are referred to as annual grants. The size of any annual grant made to a non-employee director who has served for less than 12 months at the time of the annual meeting is reduced pro-rata for each full month prior to the date of grant for which such person did not serve as a non-employee director.

The exercise price of the options granted under the directors' program is equal to 100% of the fair market value of the common stock on the date of grant. Initial grants vest in equal monthly installments over a three-year period following the date of grant. Annual grants vest in equal monthly installments over a one-year period following the date of grant. In the event of a change in our control, all outstanding options under the directors' program become vested in full and fully exercisable. In general, the term of stock options granted under the directors' program may not exceed ten years.

Under the 2004 plan of which the directors' program is a part, unless the terms of an optionee's stock option agreement provide for earlier or later termination, if an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If an optionee's service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. If an optionee's relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionee's relationship with us ceases. In no event may an option be exercised after its expiration date.

Acceptable consideration for the purchase of common stock issued under the 2004 plan, of which the directors' program is a part, will be determined by our Board of Directors and may include cash, common stock previously owned by the optionee, the net exercise of the option, consideration received in a "cashless" broker-assisted sale and other legal consideration approved by our Board of Directors. Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

In addition, under the 2004 plan, of which the directors' program is a part, the Board has the power to accelerate the time at which an option may first be exercised or the time during which an option will vest and the Board may amend the terms of any option, including, but not limited to, amendments to provide terms more favorable than previously provided in the agreement evidencing an option.

Under the directors' program, during the fiscal year ended December 31, 2004, we made initial grants to purchase 128,700 shares at an exercise price of $6.02 per share upon the completion of our initial public offering to each of our non-employee directors other than Dr. Short. As of March 15, 2005, no stock options granted under the directors' program had been exercised.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth in summary form information concerning the compensation that we paid during the fiscal years ended December 31, 2004 and 2003 to our chief executive officer and to each of our other executive officers earning greater than $100,000 during the fiscal year ended December 31, 2004, including one executive officer who left us during the fiscal year ended December 31, 2004. We refer to these officers in this proxy statement as the "named executive officers".

Summary Compensation Table (1)

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	**Year (2)**	**Salary ($)**	**Bonus (3) ($)**	**Other Annual Compen-sation ($)**	**Restricted Stock Awards ($)**	**Securities Underlying Options (#)**	**All Other Compen-sation ($)**
Kent Snyder (4) *President, Chief Executive Officer and Director*	2004	$358,544	$75,294	—	—	228,440	—
	2003	175,000	49,597	—	—	570,227	—
Mark Zoller, Ph.D. *Chief Scientific Officer and Sr. Vice President, Research*	2004	266,289	46,601	—	—	68,650	—
	2003	256,158	40,000	—	—	—	—
Harry J. Leonhardt, Esq. (5) *Vice President, General Counsel and Corporate Secretary*	2004	228,162	39,928	—	—	37,600	—
	2003	70,890	10,000	—	—	93,837	—
John Poyhonen (6) *Vice President and Chief Financial and Business Officer*	2004	227,386	39,793	—	—	37,600	—
	2003	53,630	7,500	—	—	93,837	—
Nigel R.A. Beeley, Ph.D. (7) *Vice President, Discovery*	2004	124,934	84,375	—	—	131,437	—
	2003	—	—	—	—	—	—
Klaus Gubernator, Ph.D. (8) *Vice President, Development*	2004	235,744	—	—	—	48,290	—
	2003	226,775	17,500	—	—	—	—

(1) In accordance with the rules of the SEC, the compensation described in this table does not include various perquisites and other benefits received by a named executive officer which do not exceed the lesser of $50,000 or 10% of that officer's salary and bonus disclosed in this table.

(2) In accordance with the rules of the SEC, no amounts are shown for 2002 as we completed our initial public offering during 2004.

(3) These amounts represent bonuses earned during the fiscal years ended December 31, 2004 and 2003, respectively. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(4) Mr. Snyder began his employment with us in June 2003.

(5) Mr. Leonhardt began his employment with us in September 2003.

(6) Mr. Poyhonen began his employment with us in October 2003.

(7) Dr. Beeley began his employment with us in June 2004.

(8) Dr. Gubernator's employment with us terminated effective December 31, 2004.

Stock Option Grants And Exercises

We grant stock options to our executive officers under the 2004 Plan. As of March 15, 2005, options to purchase a total of 2,504,000 shares were outstanding under the 2004 Plan, and a total of 2,368,475 shares remained available for grant under the 2004 Plan.

All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code. Generally, 25% of the shares subject to options vest one year from the date of hire and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting pursuant to the employment agreements described in "Employment Agreements." Options expire ten years from the date of grant.

The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock on the date of the grant. Prior to the completion of our initial public offering in June 2004, our Board of Directors determined the fair market value of our common stock after considering many factors, including:

- the rate of progress and cost of our discovery and development activities;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish;
- the fact that our options involved illiquid securities in a non-public company,
- prices of preferred stock issued by us to outside investors in arm's-length transactions;
- the rights, preferences and privileges of our preferred stock over our common stock; and
- the likelihood that our common stock would become liquid through an initial public offering, an acquisition of us or another event.

Following the completion of our initial public offering, pursuant to the 2004 Plan, the fair market value of our common stock on a given date is deemed to be equal to the closing sales price for such stock as reported on the Nasdaq on the last market trading day prior to such date.

The following table provides information regarding grants of options to purchase shares of our common stock to the named executive officers in the fiscal year ended December 31, 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
Name	**Number of Securities Underlying Options Granted (#)**	**% of Total Options Granted to Employees in Fiscal Year (1)**	**Exercise Or Base Price ($/Sh)**	**Expiration Date**	**5% ($)**	**10% ($)**
Kent Snyder	228,440	25.7%	$6.02	6/24/14	$864,861	$2,191,729
Mark Zoller, Ph.D.	68,650	7.7	6.02	6/24/14	259,905	658,651
Harry J. Leonhardt, Esq.	37,600	4.2	6.02	6/24/14	142,352	360,747
John Poyhonen	37,600	4.2	6.02	6/24/14	142,352	360,747
Nigel R.A. Beeley, Ph.D.	37,600	4.2	6.02	6/24/14	142,352	360,747
	93,837	10.5	9.10	6/6/14	63,187	606,417
Klaus Gubernator, Ph.D. (3)	48,290	5.4	6.02	6/24/14	182,823	463,310

(1) Based on 889,841 options granted during the fiscal year ended December 31, 2004 under the 2004 Plan, including grants to named executive officers.

(2) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the exercise price per share or in the case of Dr. Beeley's grant of 93,837 shares, our initial public offering price of $6.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

(3) Dr. Gubernator's employment with us terminated effective December 31, 2004 and 42,254 of the shares subject to the 2004 option grant were cancelled in connection with his termination.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2004 by each of our named executive officers. Certain options listed in the table permit early exercise of unvested shares, in which case all unvested shares are subject to repurchase by us.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Kent Snyder	142,796	$1,077,396	427,431	228,440	$3,224,967	$516,274
Mark Zoller, Ph.D.	48,958	369,388	40,797	68,650	241,344	155,149
Harry J. Leonhardt, Esq.	93,837	708,000	—	37,600	—	84,976
John Poyhonen	93,837	708,000	—	37,600	—	84,976
Nigel R.A. Beeley, Ph.D.	—	—	93,837	37,600	—	84,976
Klaus Gubernator, Ph.D. (2)	38,929	293,719	—	—	—	—

(1) The value of an unexercised in-the-money option as of December 31, 2004 is equal to the excess of the closing price of our common stock for that day as reported on the Nasdaq ($8.28) over the exercise price for the option, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

(2) Dr. Gubernator's employment with us terminated effective December 31, 2004.

Employment Agreements

We entered into an employment letter agreement with Kent Snyder dated June 2, 2003 providing for an annual salary of $350,000, later increased to $375,000 for 2005, a discretionary bonus of up to 30%, later increased to 40% for 2005, of the current base salary based upon performance against specific milestones to be designated by the board of directors, and upon commencement of employment the grant of an option to purchase our common stock under the 2004 plan constituting 4% of our outstanding shares on a fully diluted basis as of the date of grant assuming conversion of all outstanding preferred stock to common stock and including all shares reserved for issuance under the 2004 plan. The employment letter agreement provides that Mr. Snyder's employment is terminable at-will upon 30-days notice. However, if we terminate Mr. Snyder's employment for any reason other than cause, he will be entitled to one year's salary from the date of termination; and one year of accelerated vesting of his stock options if the termination is within one year of the employment commencement date. In the event of termination within 36 months following a change in control, his stock options will immediately vest in full.

We entered into an employment letter agreement with Mark Zoller, Ph.D., dated February 21, 2000, providing for an annual salary of $220,000, later increased to $278,272 for 2005, and the opportunity to purchase 81,597 shares of restricted common stock. Under the terms of the agreement, Dr. Zoller received a one-time, sign-on bonus, payable on his first day of employment, equal to $210,000. The employment letter agreement provides that Dr. Zoller's employment is terminable at-will. Dr. Zoller is eligible to receive a discretionary bonus of up to 30% of his 2005 base salary based upon performance against specific milestones to be designated by the board of directors.

We entered into an employment letter agreement with Harry Leonhardt, Esq., dated August 25, 2003, providing for an annual salary of $225,000, later increased to $250,000 for 2005, a discretionary bonus of up to 25%, later increased to 30% for 2005 of the current base salary based upon performance against specific milestones to be determined by the chief executive officer and, upon commencement of employment, the grant of an option to purchase 93,837 shares of our common stock. The employment letter agreement provides that Mr. Leonhardt's employment is terminable at-will upon 30-days notice. If a change in control occurs and Mr. Leonhardt's employment is terminated within one month prior or 18 months after the date of such change in control, Mr. Leonhardt's stock options will immediately vest in full.

We entered into an employment letter agreement with John Poyhonen, dated September 8, 2003, providing for an annual salary of $225,000, later increased to $250,000 for 2005, a discretionary bonus of up to 25%, later increased to 30% for 2005 of the current base salary based upon performance against specific milestones to be determined by the chief executive officer and, upon commencement of employment, the grant of an option to purchase 93,837 shares of our common stock. The employment letter agreement provides that Mr. Poyhonen's employment is terminable at-will upon 30-days notice. If a change in control occurs and Mr. Poyhonen's employment is terminated within one month prior or 18 months after the date of such change in control, Mr. Poyhonen's stock options will immediately vest in full.

We entered into an employment letter agreement with Nigel Beeley, Ph.D., dated June 7, 2004, providing for an annual salary of $225,000, later increased to $230,103 for 2005, a signing bonus of $60,000, and an annual discretionary bonus of up to 25% of the current base salary based upon performance against specific milestones to be determine by the chief executive officer, and upon commencement of employment, the grant of an option to purchase 131,428 shares of our common stock. The employment letter agreement provides that Dr. Beeley's employment is terminable at-will upon 30-days notice. If a change in control occurs and Dr. Beeley's employment is terminated under specified circumstances, Dr. Beeley's stock options will immediately vest in full.

We entered into an employment letter agreement with Klaus Gubernator, Ph.D., dated June 7, 2000, providing for an annual salary of $200,000 and the opportunity to purchase 81,597 shares of restricted common stock. The employment letter agreement provided that Dr. Gubernator's employment was terminable at-will. However, if we terminated his employment without cause, Dr. Gubernator was entitled to three months' severance pay. Dr. Gubernator's employment with us terminated on December 31, 2004. In connection with his termination, Dr. Gubernator received a severance payment of $77,070. Dr. Gubernator's stock options were amended to accelerate vesting such that 1/48th of the shares subject to the option vested monthly through his termination date. Dr. Gubernator also received the right to the full reimbursement of COBRA insurance premiums for a period of four months after his termination date.

Pension and Long-Term Incentive Plans

We have no pension plans or long-term incentive plans.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2004, with respect to all of our equity compensation plans in effect on that date.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders (1)	1,992,710	$4.46	1,820,446
Equity compensation plans not approved by stockholders (2)	—	—	—
Total	1,992,710	$4.46	1,820,446

(1) Includes the 2004 Plan and our 2004 Employee Stock Purchase Plan. 140,000 shares under column (c) are attributable to our 2004 Employee Stock Purchase Plan.

(2) As of December 31, 2004, we did not have any equity compensation plans that were not approved by our stockholders.

Report of the Compensation Committee of the Board of Directors

on Executive Compensation

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Senomyx under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Introduction

The primary purpose of the Compensation Committee is to act on behalf of our Board of Directors in overseeing our compensation policies, plans and programs and determining the compensation to be paid to our executive officers.

The purpose of this report is to summarize the Compensation Committee's philosophy regarding executive compensation, explain the elements of our executive compensation structure, and describe the basis upon which the Compensation Committee determined the compensation of our Chief Executive Officer for the fiscal year ended December 31, 2004.

Compensation Philosophy

The Compensation Committee believes that a well-designed compensation program for our executive officers should:

- align the goals of our executive officers with the goals of our stockholders by creating and enhancing stockholder value through the accomplishment of corporate performance goals and by providing executive officers with long-term incentives through equity ownership,
- provide total compensation that enables us to compete with companies in the biopharmaceutical and biotechnology industries and other relevant industries, in order to attract and retain high-caliber candidates on a long-term basis, and
- align compensation with our short-term and long-term corporate objectives and strategy, focusing executive officer behavior on the fulfillment of those objectives.

Elements of Executive Compensation

Currently, our compensation structure for executive officers consists of a combination of base salary, performance bonuses and long-term incentives (typically, stock option awards). Executive officers are also entitled to participate in benefit plans generally available to all full-time employees.

Base Salary. As a general matter, we establish an initial base salary for each executive officer through negotiation at the time the executive officer is hired, taking into account the executive officer's qualifications, experience and independent compensation survey data for comparable companies. The base salaries of executives are reviewed annually and, as warranted, are adjusted to reflect prevailing salary practices as determined through analysis of independent compensation survey data for comparable companies.

Performance Bonuses. We may award performance bonuses to motivate and reward executive officers based upon our achievement of corporate performance goals. Corporate performance goals are established annually by our Board of Directors and reflect high priority corporate objectives. We believe using corporate performance goals to determine performance bonuses establishes a direct link between executive officer compensation and our corporate performance.

Long-Term Incentives. Our long-term incentives are primarily in the form of stock option grants. The objective of these grants is to emphasize long-term performance and the creation of stockholder value. As the exercise price per share of options we grant to our executive officers is equal to the fair market value of our common stock on the date of grant, the options will only produce value if the price of our stock appreciates, thereby directly linking the interests of our executive officers with those of stockholders. In determining the amount of stock options granted to an executive officer, the Compensation Committee evaluates independent equity compensation survey data and our actual performance against corporate performance goals. In addition, the Compensation Committee evaluates the size and terms of equity awards previously made to the executive officer.

Chief Executive Officer Compensation

The base salary of Kent Snyder, our Chief Executive Officer, was $358,544 for the fiscal year ended December 31, 2004, an increase of $8,544 from his base salary for the prior year. Mr. Snyder was granted a performance bonus of $75,294 for the fiscal year ended December 31, 2004. Additionally, Mr. Snyder received stock options to purchase 228,440 shares of our common stock at an exercise price of $6.02 per share during the fiscal year ended December 31, 2004 in connection with our initial public offering. Mr. Snyder also received stock options to purchase 154,100 shares of our common stock at an exercise price of $8.60 per share in early 2005 in recognition of the achievement of corporate performance goals in 2004.

The Compensation Committee's approach to establishing Mr. Snyder's compensation was to be competitive with comparable companies and to have a significant portion of his compensation depend on the achievement of corporate performance goals. In determining Mr. Snyder's base salary, the Compensation Committee primarily uses independent compensation survey data for comparable companies. In determining Mr. Snyder's performance bonus for the fiscal year ended December 31, 2004, the Compensation Committee recognized Mr. Snyder's efforts in helping us achieve corporate objectives during 2004 including the following:

- Completion of safety studies and other necessary steps to submit our first product candidates to FEMA for GRAS determination;
- Submission of an application to FEMA for GRAS determination, which was subsequently received in March 2005;
- Completion of our initial public offering;
- Extension of the research funding period in the Campbell Soup Company and The Coca-Cola Company collaborative agreements; and
- Establishment of a new collaborative agreement in new fields with Nestlé SA.

In determining Mr. Snyder's long term incentive compensation in the form of stock options, the Compensation Committee uses independent equity compensation survey data.

Section 162(m) Compliance

Section 162(m) of the Internal Revenue Code generally prohibits us from deducting any compensation over $1 million per taxable year paid to any of our named executive officers unless such compensation is treated as "performance-based compensation" within the meaning of the Internal Revenue Code. As the cash compensation paid by us to our named executive officers is expected to be below $1 million and the Compensation Committee believes that stock options granted under the Incentive Plan to our named executive officers meet the requirements for treatment as performance-based compensation, the Compensation Committee believes that Section 162(m) will not affect the tax deductions available to the Company with respect to the compensation of its executives. In determining the form and amount of compensation for our named executive officers, the Compensation Committee will continue to consider all elements of the cost of such compensation, including the potential impact of Section 162(m).

Compensation Committee

David Schnell, M.D., Chairman
Lori Robson, Ph.D.
Jay M. Short, Ph.D.

Report of the Audit Committee of the Board of Directors

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Senomyx under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The purpose of the Audit Committee is to assist the Board in its general oversight of our financial reporting, internal controls and audit functions. The Audit Committee charter describes in greater detail the full responsibilities of the Audit Committee. The members of the Audit Committee are currently Mark Leschly, Lori Robson and Timothy J. Wollaeger. The Board has determined that all members of the Audit Committee are independent (as independence for audit committee members is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards).

Management is responsible for the financial statements and reporting process, including the system of internal controls. Our independent auditors are responsible for performing an audit of our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The Audit Committee oversees and reviews these processes and has reviewed and discussed the financial statements with management and our independent auditors. The Audit Committee is not, however, employed by us, nor does it provide any expert assurance or professional certification regarding our financial statements. The Audit Committee relies, without independent verification, on the accuracy and integrity of the information provided, and representations made, by management and our independent accountants.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent accountants a formal written statement describing all relationships between the accountants and us that might bear on the accountants' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit Committee discussed with the independent accountants any relationships that may impact their objectivity and independence, including fees paid relating to the audit and any non-audit services performed, and satisfied itself as to that firm's independence.

The Audit Committee discussed and reviewed with the independent accountants all communications required by generally accepted accounting standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees." In addition, the Audit Committee, with and without management present, discussed and reviewed the scope, plan and results of the independent accountants' examination of the financial statements. Based upon the Audit Committee's discussion with management and the independent accountants and the Audit Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, subject to the limitations on the role and responsibility of the Audit Committee referred to in the written charter of the Audit Committee, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the SEC. The Audit Committee also approved the selection, subject to stockholder ratification, of the independent accountants and the Board concurred in such authorization.

Audit Committee

Timothy J. Wollaeger, Chairman
Mark Leschly
Lori Robson, Ph.D.

Compensation Committee Interlocks and Insider Participation

As indicated above, the Compensation Committee consists of Drs. Schnell, Robson and Short. No member of the Compensation Committee has ever been an officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Performance Measurement Comparison

The material in this section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Senomyx under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The following graph shows a comparison of the six-month total cumulative returns of an investment of $100 in cash in (i) our common stock on June 22, 2004, the first trading day following our initial public offering, (ii) the Nasdaq Composite Index, U.S. Companies on May 31, 2004 and (iii) the Nasdaq Biotechnology Index on May 31, 2004. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of the possible future performance of our common stock. The graph assumes that all dividends have been reinvested (to date, we have not declared any dividends).


$140
$130
$120
$110
$100
$90
$80
6/04
12/04
SENOMYX, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ BIOTECHNOLOGY

Certain Relationships and Related Transactions

In June 2004, we completed an initial closing of our initial public offering involving investments by certain persons, or groups of affiliated persons, known by us to beneficially own more than five percent of our common stock. The following table provides information regarding the number of shares of common stock purchased in our initial public offering by these stockholders.

Participant		Number of Shares Purchased
Rho Ventures and its affiliates (1)		250,000
Bay City Capital, L.L.C. and its affiliates (2)		100,000
	Totals	350,000

(1) For additional information regarding Rho Ventures and their equity holdings, please see "Security Ownership of Certain Beneficial Owners and Management."

(2) Lori Robson, Ph. D. was a principal of Bay City Capital L.L.C. at the time of our initial public offering. In addition, Bay City Capital L.L.C. was a 5% stockholder of us at the time of our initial public offering.

During the fiscal year ended December 31, 2004, we granted options to purchase an aggregate of 709,296 shares of our common stock to our directors and executive officers, with exercise prices ranging from $0.735 to $9.104.

Our bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained a policy of directors' and officers' liability insurance.

We have entered, and intend to continue to enter, into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks or other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of broker, banks or other agents with account holders who are stockholders of Senomyx will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker, bank or other agent that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, bank or other agent, and direct a written request for the separate proxy statement and annual report to 11099 North Torrey Pines Road, La Jolla, California 92037, Attn: Corporate Secretary, or contact Mr. Leonhardt at (858) 646-8306. Stockholders whose shares are held by their broker, bank or other agent as nominee and who currently receive multiple copies of the proxy statement at their address that would like to request "householding" of their communications should contact their broker, bank or other agent.

OTHER MATTERS

Our Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Kent Snyder
President and Chief Executive Officer

La Jolla, California
April 27, 2005

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC is available without charge upon written request to: 11099 North Torrey Pines Road, La Jolla, California 92037, Attn: Corporate Secretary.

APPENDIX A

SENOMYX, INC.

CHARTER OF THE AUDIT COMMITTEE

PURPOSE AND POLICY

The primary purpose of the Audit Committee (the "Committee") of Senomyx, Inc. (the "Company") shall be to act on behalf of the Company's Board of Directors in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and financial reporting processes, the systems of internal accounting and financial controls and audits of financial statements, as well as the quality and integrity of the Company's financial statements and reports and the qualifications, independence and performance of the firm of certified public accountants engaged as the Company's independent outside auditors for the purpose of preparing an audit report (the "Auditors"). The Committee shall also be designated as the Company's Qualified Legal Compliance Committee (the "QLCC") within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations (the "Rules of Professional Conduct"). The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication among the Committee and the Auditors and the Company's financial management.

COMPOSITION

The Committee shall consist of at least three members of the Board of Directors. The members of the Committee shall satisfy the independence and financial literacy requirements of the Nasdaq Stock Market ("Nasdaq") applicable to Committee members as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as in effect from time to time. The members of the Committee shall be appointed by and serve at the discretion of the Board of Directors. Vacancies occurring on the committee shall be filled by the Board of Directors. The Chairperson of the Committee shall be appointed by the Board of Directors.

MEETINGS AND MINUTES

The Committee shall hold such regular or special meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Corporate Secretary of the Company promptly after each meeting. The Chairperson of the Committee shall report to the Board of Directors from time to time, or whenever so requested by the Board of Directors.

AUTHORITY

The Committee shall have authority to appoint, determine compensation for, and at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder and otherwise to fulfill its responsibilities under this charter. The Committee shall have authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have authority to initiate investigations, to provide notices, including notices to the Securities and Exchange Commission, to retain experts, to recommend that the Company implement remedial or other appropriate actions and otherwise to carry out its responsibilities as a QLCC. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company's personnel, counsel, accountants (including the Auditors) or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants. The approval of this Charter by the Board of Directors shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein.

RESPONSIBILITIES

The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the Auditors and any other registered public accounting firm engaged for the purpose of performing other audit, review or attest services for the Company. The Auditors and each such other registered public accounting firm shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. ***Evaluation and Retention of Auditors.*** To evaluate the performance of the Auditors, to assess their qualifications and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year.

2. ***Approval of Audit Engagements.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company's expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

3. ***Approval of Non-Audit Services.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

4. ***Audit Partner Rotation.*** To monitor the rotation of the partners of the Auditors on the Company's audit engagement team as required by applicable laws and rules and to consider periodically and, if deemed appropriate, adopt a policy regarding rotation of auditing firms.

5. ***Auditor Conflicts.*** At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

6. ***Former Employees of Auditor.*** To consider and, if deemed appropriate, adopt a policy regarding Committee preapproval of employment by the Company of individuals employed or formerly employed by the Company's Auditors and engaged on the Company's account.

7. ***Audited Financial Statement Review.*** To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

8. ***Annual Audit Results.*** To review with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and any adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

9. ***Quarterly Results.*** To review with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

10. ***Management's Discussion and Analysis.*** To review with management and the Auditors, as appropriate, the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the Securities and Exchange Commission.

11. ***Press Releases.*** To review with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

12. ***Accounting Principles and Policies.*** To review with management and the Auditors significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under generally accepted accounting principles ("GAAP") related to material items discussed with management and any other significant reporting issues and judgments.

13. ***Risk Assessment and Management.*** To review with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

14. ***Management Cooperation with Audit.*** To evaluate the cooperation received by the Auditors during their audit examination, including any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

15. ***Management Letters.*** To review with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

16. ***National Office Communications.*** To review with the Auditors communications between the audit team and the firm's national office with respect to accounting or auditing issues presented by the engagement.

17. ***Disagreements Between Auditors and Management.*** To review with management and the Auditors any material conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

18. ***Internal Control Over Financial Reporting.*** To confer with management and the Auditors regarding the scope, adequacy and effectiveness of internal control over financial reporting including any special audit steps taken in the event of material control deficiencies

19. ***Separate Sessions.*** Periodically, to meet in separate sessions with the Auditors and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

20. ***Correspondence with Regulators.*** To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

21. ***Complaint Procedures.*** To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

22. ***Regulatory and Accounting Initiatives.*** To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements and policies if, in the judgment of the Committee, such review is necessary or appropriate.

23. ***Engagement of Registered Public Accounting Firms.*** To determine and approve engagements of any registered public accounting firm (in addition to the Auditors) to perform any other audit, review or attest service, including the compensation to be paid to such firm and the negotiation and execution on behalf of the Company, of such firm's engagement letter, which approval may be pursuant to preapproval policies and procedures, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

24. ***Ethical Compliance.*** To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its Code of Conduct, including review and approval of related-party transactions as required by Nasdaq rules.

25. ***Investigations.*** To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

26. ***Proxy Report.*** To prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

27. ***Annual Charter Review.*** To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

28. ***Report to Board.*** To report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Company's Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

29. ***Annual Committee Evaluation.*** To conduct an annual evaluation of the performance of the Committee.

30. ***Procedures for Receipt of Attorney Report.*** To adopt written procedures for the confidential receipt, retention and consideration of any report of evidence of a material violation under Rule 205.3 of the Rules of Professional Conduct.

31. ***QLCC Responsibilities.*** To carry out the responsibilities of a QLCC as set forth in the Rules of Professional Conduct.

32. ***General Authority.*** To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

APPENDIX B

SENOMYX, INC.

CHARTER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

ORGANIZATION

The Corporate Governance and Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Senomyx, Inc., a Delaware corporation (the "Company"), shall consist of at least two members of the Board. No Committee member shall be an employee of the Company and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of the Nasdaq Stock Market "Nasdaq"), when and as required by Nasdaq. The members of the Committee and the Committee Chairperson shall be appointed by the Board.

STATEMENT OF POLICY

The purpose of the Committee shall be to (i) oversee all aspects of the Company's corporate governance functions on behalf of the Board; (ii) make recommendations to the Board regarding corporate governance issues; (iii) identify, review and evaluate candidates to serve as directors of the Company and review and evaluate incumbent directors; (iv) serve as a focal point for communication between such candidates, non-committee directors and the Company's management; (v) recommend to the Board for selection candidates to the Board; and (vi) make other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Communication* – Regular and meaningful contact throughout the year with the Board, committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, as applicable, is viewed as important for strengthening the Committee's knowledge of relevant current and prospective corporate governance issues.

- *Committee Education/Orientation* – Developing with management and participating in a process for systematic review of important corporate governance issues and trends in corporate governance practices that could potentially impact the Company will enhance the effectiveness of the Committee.

- *Resources* – The Committee shall be authorized to access such internal and external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities, including engagement of independent counsel, consultants and other professional advisors, as well as executive search firms to help identify director candidates. The Committee shall have sole authority to approve fees, costs and other terms of engagement of such outside resources. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.

- *Reporting to the Board* – The Committee, through the Committee Chairperson, shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

RESPONSIBILITIES

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and the Delaware General Corporation Law, each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee:

- *Director Nominations* – The Committee has the responsibility of identifying, reviewing and evaluating candidates to serve on the Company's Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements. The Committee shall also have the primary responsibility for reviewing, evaluating and considering the recommendation for nomination of incumbent directors for reelection to the Board, as well as monitoring the size of the Board. The Committee shall also recommend to the Board for selection candidates to the Board. The Committee shall also have the power and authority to consider recommendations for Board nominees and proposals submitted by the Company's stockholders and to establish any policies, requirements, criteria and procedures, including policies and procedures to facilitate stockholder communications with the Board of Directors, to recommend to the Board appropriate action on any such proposal or recommendation and to make any disclosures required by applicable law in the course of exercising its authority.

- *Board Assessment* – The Committee shall periodically review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment shall include evaluation of the Board's contribution as a whole and effectiveness in serving the best interests of the Company and its stockholders, specific areas in which the Board and/or management believe contributions could be improved, and overall Board composition and makeup, including the reelection of current Board members. The factors to be considered shall include whether the directors, both individually and collectively, can and do provide the integrity, experience, judgment, commitment, skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of directors, including whether a majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by Nasdaq. The results of these reviews shall be provided to the Board for further discussion as appropriate.

- *Board Committee Nominations* – The Committee, after due consideration of the interests, independence and experience of the individual directors and the independence and experience requirements of Nasdaq, the rules and regulations of the Securities and Exchange Commission and applicable law, shall recommend to the entire Board annually the chairpersonship and membership of each committee.

- *Continuing Education* – The Committee shall consider instituting a plan or program for the continuing education of directors.

- *Corporate Governance Principles* – The Committee shall periodically review Company policy statements to determine their adherence to the Company's Code of Conduct.

- *Procedures for Information Dissemination* – The Committee shall oversee and review the processes and procedures used by the Company to provide information to the Board and its committees. The Committee should consider, among other factors, the reporting channels through which the Board and its committees receive information and the level of access to outside advisors where necessary or appropriate, as well as the procedures for providing accurate, relevant and appropriately detailed information to the Board and its committees on a timely basis.

- *Management Succession* – The Committee shall periodically review with the Chief Executive Officer the plans for succession to the offices of the Company's Chief Executive Officer and make recommendations to the Board with respect to the selection of appropriate individuals to succeed to these positions.

- *Self-Assessment* -- The Committee shall review, discuss and assess its own performance at least annually. The Committee shall also periodically review and assess the adequacy of this charter, including the Committee's role and responsibilities as outlined in this Charter, and shall recommend any proposed changes to the Board for its consideration.

MEETINGS

The Committee will hold at least one regular meeting per year and additional meetings, as the Committee deems appropriate.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Corporate Secretary of the Company. The Chairperson of the Committee will report to the Board from time to time, or whenever so requested by the Board.

APPENDIX C

SENOMYX, INC.

AUDIT COMMITTEE PRE-APPROVAL POLICY FOR SERVICES OF INDEPENDENT AUDITOR

I. GENERAL

Under the Sarbanes-Oxley Act of 2002 (the ***"Act"***) and rules adopted by the Securities and Exchange Commission (the ***"SEC"***), the Audit Committee (the ***"Audit Committee"***) of the Board of Directors of Senomyx, Inc. (the ***"Company"***) is responsible for the appointment, compensation and oversight of the work of the Company's independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve all audit, review and attest services, as well as all permissible non-audit services (subject to a *de minimis* exception), to be performed by the independent auditor to ensure that the provision of these services does not impair the auditor's independence. The engagement to perform services may be approved either on an explicit case-by-case basis before the independent auditor is engaged to provide each service or the engagement may be pre-approved on a collective basis pursuant to this Audit Committee Pre-Approval Policy for Services of Independent Auditor (the ***"Policy"***). This Policy sets forth the Company's policy regarding the particular services that may be pre-approved on a collective basis as well as the procedures for such pre-approval. In no event shall any collective pre-approval result in a delegation to management of the Audit Committee's authority.

II. DELEGATION

As provided by the Act, the Audit Committee may delegate pre-approval authority to one or more of its members. By this Policy, the Audit Committee delegates specific pre-approval authority to the Chair of the Audit Committee; *provided, however*, that the Chair shall not be able to pre-approve any services resulting in fees to the Company in excess of $50,000. The Chair shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III. AUDIT SERVICES

The scope, terms and fees of the engagement for the annual audit must be expressly pre-approved by the Audit Committee. The independent auditor shall provide the Audit Committee with an engagement letter during the first quarter of each fiscal year outlining the scope of the audit services proposed to be performed during the fiscal year. The engagement letter, as amended to reflect any changes negotiated by the Audit Committee, will be subject to approval by the Audit Committee at its next meeting, or pursuant to an action by written consent taken by the Audit Committee. Subsequent to the approval of the engagement letter, the Audit Committee must approve any necessary and acceptable changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may pre-approve other audit services. In general, other audit services are those services performed by the independent auditor to fulfill the independent auditor's responsibility under generally accepted auditing standards, including procedures by the independent auditor that are necessary to reach an opinion on the financial statements (*e.g.*, review of a tax accrual or consultations with the national office on complex accounting issues to reach an audit judgment) and statutory audits and comfort letters. The Audit Committee may pre-approve those audit services listed in **Attachment A** hereto. All other audit services must be pre-approved separately by the Audit Committee.

IV. AUDIT-RELATED SERVICES

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. The Audit Committee believes that the provision of audit-related services should not impair the independence of the auditor and may pre-approve the audit-related services listed in **Attachment B** hereto. All other audit-related services must be pre-approved separately by the Audit Committee.

V. Tax Services

The Audit Committee believes that the independent auditor can provide certain limited tax services to the Company without impairing the auditor's independence. The Audit Committee may pre-approve the tax services listed in **Attachment C** hereto. All other tax services must be pre-approved separately by the Audit Committee.

VI. Other Non-audit Services

In determining whether to pre-approve any permissible non-audit service, the Audit Committee shall consider whether the service would impair the auditor's independence by requiring the auditor to:

- function in the role of management;
- audit its own work; or
- act as an advocate for the Company.

In accordance with the Act and SEC rules and regulations, the Audit Committee may not approve any of the following non-audit services by the independent auditor for the Company:

- bookkeeping or other services related to the accounting records or financial statements;
- financial information systems design and implementation;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions;
- human resources;
- broker-dealer, investment adviser or investment banking services;
- legal services;
- expert services unrelated to an audit; and
- any other service that the Public Company Accounting Oversight Board determines by regulation to be impermissible.

The Audit Committee may pre-approve the non-audit services listed in **Attachment D** hereto. All other permissible non-audit services must be pre-approved separately by the Audit Committee.

VII. Procedures and Supporting Documentation

With respect to each proposed service to be pre-approved, the independent auditor must provide detailed back-up documentation to the Audit Committee regarding the specific services to be provided. Absent such documentation, the service **shall not** be pre-approved. Pre-approvals for any audit, audit-related, tax or non-audit service by the Audit Committee shall be effective until the date set forth in the resolution of the Audit Committee approving such service; *provided, however*, that the term of any pre-approved service shall not be longer than one year from the pre-approval date.

Pre-approval of services to be performed by the independent auditor shall be reflected in the minutes of the meetings of the Audit Committee, by written consent or by such other means as the Audit Committee determines, which pre-approval shall include a description of the services pre-approved (in the form listed on the applicable Attachment attached to this Policy) and any limitations on the amount of such services.

ATTACHMENT A

PRE-APPROVED AUDIT SERVICES

SERVICE	MAXIMUM FEES
Statutory audits or financial audits for subsidiaries or affiliates of the Company	$50,000
Services associated with SEC registration statements, periodic reports (including quarterly financial statements), and other documents filed with the SEC or other documents issued in connection with securities offerings (*e.g.*, comfort letters and consents); assistance in responding to SEC comment letters; and required attest services	$75,000

ATTACHMENT B

PRE-APPROVED AUDIT-RELATED SERVICES

SERVICE	MAXIMUM FEES
Financial statement audits of employee benefit plans	$10,000
Agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters	$20,000
Internal control reviews and assistance with internal control reporting requirements pursuant to Section 404 of the Act	$50,000
Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard-setting bodies	$20,000
Attest services not required by statute or regulation	$20,000

ATTACHMENT C

PRE-APPROVED TAX SERVICES

SERVICE	MAXIMUM FEES
Review of U.S. federal, state and local tax compliance issues	$5,000
Review of international tax compliance issues	$10,000
Review of federal, state, local and international income, franchise and other tax returns	$5,000

ATTACHMENT D

PERMITTED NON-AUDIT SERVICES

SERVICE	MAXIMUM FEES
None	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50791

SENOMYX, INC.

(Exact name of registrant as specified in its charter)

Delaware	**33-0843840**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11099 North Torrey Pines Road La Jolla, California	**92037**
(Address of principal executive offices)	(Zip Code)

(858) 646-8300

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2004, the aggregate market value of the voting stock held by non–affiliates of the registrant, computed by reference to the last sale price of such stock as of such date on the NASDAQ National Market, was approximately $55,531,900. Excludes an aggregate of 15,853,152 shares of common stock held by officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock as of June 30, 2004. Exclusion of shares held by any of these persons should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

As of February 28, 2005, there were 25,435,739 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive Proxy Statement for the 2005 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K, are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

SENOMYX, INC.

Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2004

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements included or incorporated by reference in this Annual Report on Form 10-K other than statements of historical fact, are forward-looking statements. You can identify these and other forward-looking statements by the use of words such as "may," "will," "could," "anticipate," "expect," "intend," "believe," "continue" or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to such statements.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below under the caption "Risk Factors" in Part II Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K and elsewhere in this Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements speak only as of the date on which they are made and we undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made except as required by law.

PART I

Item 1. *Business*

Overview

We are a biotechnology company using proprietary taste receptor-based assays and screening technologies to discover and develop novel flavors, flavor enhancers and taste modulators for the packaged food and beverage industry. We believe our flavor ingredients will enable packaged food and beverage companies to improve the nutritional profile of their products and may generate cost of goods savings, while maintaining or enhancing taste. We license our flavor ingredients to our collaborators on an exclusive basis, which we believe we will provide these companies with the ability to differentiate their products. We have entered into product discovery and development collaborations with four of the world's leading packaged food and beverage companies: Campbell Soup Company, The Coca-Cola Company, Kraft Foods Global, Inc. and Nestlé SA. We currently anticipate that we will derive all of our revenues from existing and future collaborations. Our existing collaboration agreements provide for research and development funding, milestone payments based upon our achievement of research or development goals and, in the event of commercialization, royalties on future sales of consumer products incorporating our flavors, flavor enhancers and taste modulators. Our current programs focus on the development of savory, sweet and salt flavor enhancers and bitter taste modulators. In addition, future collaboration agreements may provide for up-front license fees.

Flavors are substances that impart tastes or aromas in foods and beverages. Individuals experience the sensation of taste when flavors in food and beverage products interact with taste receptors in the mouth. A taste receptor functions either by physically binding to a flavor ingredient in a process analogous to the way a key fits into a lock or by acting as a channel to allow ions to flow directly into a taste cell. As a result of these interactions, signals are sent to the brain where a specific taste sensation is registered. There are currently five recognized primary senses of taste: umami, which is the savory taste of glutamate, sweet, salt, bitter and sour.

We are currently pursuing savory, sweet and salt flavor enhancer and bitter taste modulator discovery and development programs. The goals of our savory program are to enhance the taste of naturally occurring glutamate and enable the reduction or elimination of added MSG. The goals of our sweet program are to enhance the taste of natural and artificial sweeteners and enable a significant reduction in added sweeteners. The goals of our salt program are to enhance the taste of salt and enable a significant reduction in added salt. The goals of our bitter taste modulation program are to reduce or block bitter taste and improve the overall taste characteristics of packaged foods, beverages, over the counter (or OTC) health care products and pharmaceutical products.

Industry Background

Packaged Food and Beverage Industry

Packaged food and beverage products include carbonated and non-carbonated beverages, frozen foods, snack foods, ice cream, pasta, canned soup and numerous other products. According to recent data from Euromonitor International, an independent research organization, worldwide sales of packaged food and beverage products in 2003 were approximately $1.2 trillion, of which $260 billion was generated in the United States. Based on these estimates, of the worldwide total, sales of packaged foods were approximately $958 billion and sales of non-alcoholic beverages were approximately $278 billion. Based on recent data from Euromonitor, Information Resources, Inc. and our collaborators' 2003 annual reports, we estimate that our collaborators' combined worldwide sales in 2003 of their products that fall within their exclusive product fields were $38 billion. Our collaboration agreements provide that we will receive a royalty of 1% to 4% on our collaborators' sales of products containing our flavors, flavor enhancers or taste modulators. However, our collaborators may not incorporate our flavors, flavor enhancers and taste modulators into all of their products within their exclusive product fields.

Each of our flavors, flavor enhancers and taste modulators addresses large, potentially overlapping markets. The following table sets forth the four primary taste areas on which we are focused and, for each taste area, provides examples of product categories that could incorporate ingredients in those taste areas, estimated worldwide sales, growth rates in 2003 and our estimates of the worldwide sales for food and beverage products that fall within our existing collaborators' exclusive product fields.

Taste Areas	Example Product Categories	2003 Estimated Worldwide Sales(1)	Estimated Growth Rate Over 2002(1)	2003 Estimated Revenues Of Existing Collaborators In Exclusive Product Fields(2)
Savory	Ready meals, sauces, spreads, frozen foods, beverages, meal replacements, soups, pastas, dried foods, snack foods, processed meats, processed cheeses and cracker products	$ 362 billion	4.7%	$ 7.2 billion
Sweet	Confectionaries, cereal, ice cream, beverages, yogurt, dessert, spreads and bakery products	$ 455 billion	4.4%	$ 15.7 billion
Salt	Product categories are the same as those set forth for savory taste area plus canned foods and bakery products	$ 400 billion	4.5%	$ 10.2 billion
Bitter	Products which contain bitter tastants, including confectionary, beverages, ice cream, ready meals, canned foods and soups, and products which utilize certain artificial sweeteners	$ 428 billion	4.6%	$ 5.4 billion

(1) According to recent Euromonitor data for packaged food and beverages, excluding pharmaceutical and OTC health care applications.

(2) Based on recent data from Euromonitor, Information Resources, Inc. and our collaborators' 2003 annual reports.

Flavor Industry

Flavors, flavor enhancers and taste modulators are used in a variety of packaged food and beverage products throughout the world. Flavors are substances that impart tastes or aromas in foods or beverages. Flavor enhancers and taste modulators are substances that supplement, enhance or modify the original flavor or aroma of foods, without necessarily imparting noticeable flavors or aromas. Flavors, flavor enhancers and taste modulators can originate from either naturally occurring or chemically synthesized compounds.

While some packaged food and beverage companies have their own internal research and development programs, most have traditionally relied on purchases of flavors, flavor enhancers and taste modulators from third parties. Historically, flavors, flavor enhancers and taste modulators have been sold on a commodity basis by independent manufacturers who make their products broadly available to packaged food and beverage companies on a non-exclusive basis. This has limited the ability of packaged food and beverage companies to use flavors, flavor enhancers and taste modulators to differentiate their brands from competitors.

Traditionally, flavor companies have discovered new flavors, flavor enhancers and taste modulators primarily using inefficient, non-automated and labor-intensive trial and error processes involving a limited number of trained taste testers. Using this approach, taste testers must physically taste each potential flavor and flavor enhancer compound to assess the taste characteristics of the compound. Taste testers can assess only a limited number of potential flavors or flavor enhancers at one time due to the sensory fatigue that results from repeated tasting. As a result, only a small fraction of the available universe of compounds can be tested economically.

In the United States, most flavors, flavor enhancers and taste modulators are regulated as GRAS substances under the provisions of the Federal Food, Drug and Cosmetic Act, or FD&C Act. GRAS determinations for most new flavors, flavor enhancers and taste modulators are made by an independent panel of scientists administered by FEMA. Under the FEMA GRAS process we expect that for each of our flavors, flavor enhancers and taste modulators it will take 12 to 18 months and cost less than $1 million to conduct the safety studies and complete the review by the FEMA expert panel. Once a flavor or flavor enhancer is determined to be FEMA GRAS, it may be immediately incorporated into products for test marketing and commercialization in the United States and in a number of other countries.

Flavors, Flavor Enhancers and Taste Modulators as a Source of Competitive Advantage

The packaged food and beverage industry is comprised of a number of large and highly competitive market segments. Small market share gains in specific large market segments can translate into significant additional revenue for packaged food and beverage companies. For example, according to recent Euromonitor data, estimated 2003 worldwide sales of soft drinks were approximately $237.0 billion. Thus, an increase of a tenth of a percentage point in overall worldwide market share would result in additional revenue of approximately $237.0 million.

As a result of these market opportunities, packaged food and beverage companies are constantly seeking ways to differentiate their products, demand for which can be greatly affected by very small actual or perceived improvements in flavor or health profiles. Flavors, flavor enhancers and taste modulators can potentially provide an important way to differentiate a particular product through enhanced taste, health benefits, flavor ingredient exclusivity and cost of goods savings.

- *Taste.* Product taste is a critical competitive factor for packaged food and beverage companies. These companies seek to use flavors, flavor enhancers and taste modulators to improve or maintain taste while improving the nutritional profile of packaged food and beverage products or reducing ingredient costs.

- *Health Benefits.* Packaged food and beverage companies are exploring ways to improve overall nutritional quality of their products. It is widely accepted that poor diet contributes to adverse health conditions such as cardiovascular disease, diabetes and obesity. To address these concerns, many companies have introduced reduced calorie, reduced sodium and reduced fat content products to the market. Flavors, flavor enhancers and taste modulators with specific desired characteristics provide an innovative way to reduce the levels of ingredients that may contribute to these concerns without compromising desirable taste attributes.

- *Flavor Ingredient Exclusivity.* Failure of packaged food and beverage companies to differentiate their brands from their competition, including private label products, may result in significant loss of market share, price pressure and erosion of profit margins. Packaged food and beverage companies spend millions of dollars creating brands and brand images to compete with other products. Many of these competitive products contain the same or similar flavor ingredients. The limited availability of proprietary flavors, flavor enhancers and taste modulators makes it difficult for manufacturers to differentiate their products based on flavor ingredients.

- *Cost of Goods Savings.* The packaged food and beverage industry purchases enormous volumes of raw materials to produce their products. According to CMP Information Limited, an independent research organization, estimated worldwide sugar production in 2002 was over 135 million tons at a total value exceeding $37.0 billion. Similarly, according to the 2003 Chemical Economics Handbook, worldwide consumption of MSG was nearly 1.6 million metric tons in 2002 at a cost of $1.4 billion. Flavors, flavor enhancers and taste modulators can potentially facilitate a reduction in the volume of these ingredients used in packaged food and beverage products, which could result in significant decreases in costs and associated increases in profit margins.

Our Solution

We use our proprietary taste receptor-based assays and screening technologies to discover and develop novel flavors, flavor enhancers and taste modulators. We have developed proprietary taste receptor-based assays that incorporate human taste receptors. We use these assays in our high-throughput screening systems to rapidly and efficiently screen our compound libraries and identify large numbers of novel potential flavors, flavor enhancers and taste modulators. We believe our approach improves the likelihood that compounds with the desired characteristics can be discovered and then optimized into novel flavors, flavor enhancers or taste modulators.

We believe our approach will result in the discovery and development of flavors, flavor enhancers and taste modulators that will provide the following valuable solutions to the following key challenges faced by the packaged food and beverage industry:

- *Maintaining and Improving Taste.* We are developing flavors, flavor enhancers and taste modulators to enable our collaborators to improve or maintain taste while improving the nutritional profile of packaged food and beverage products or reducing ingredient costs.

- *Reducing Sugar, Salt and MSG in Packaged Food and Beverage Products.* We are developing flavors, flavor enhancers and taste modulators to enable our collaborators to significantly reduce the levels of sugar, salt and MSG in packaged food and beverage products while maintaining or improving taste. We believe reducing the levels of such ingredients will improve the nutritional profile of packaged food and beverage products.

- *Blocking Undesirable Tastes.* We are discovering taste modulators that we believe will be useful in blocking bitter and other unwanted tastes associated with certain packaged food, beverage, OTC health care products and pharmaceutical products.

- *Obtaining Exclusive Use of Proprietary Flavors, Flavor Enhancers and Taste Modulators.* We are able to offer our collaborators exclusive use of our proprietary flavors, flavor enhancers and taste modulators in defined packaged food and beverage product categories. We believe this approach will assist our collaborators in differentiating their products from those of their competitors.

- *Reducing Cost of Goods.* We believe our proprietary flavors, flavor enhancers and taste modulators will enable our collaborators to reduce overall raw material ingredient costs, particularly for those products containing high levels of natural and artificial sweeteners and MSG.

Our Strategy

Our goal is to become the leader in discovering, developing and commercializing new and improved flavors, flavor enhancers and taste modulators. Key elements of our strategy include:

- *Collaborating With Leading Packaged Food and Beverage Companies.* We are collaborating with leading packaged food and beverage companies to develop and commercialize our product candidates. Our collaborators are responsible for marketing, selling and distributing their products incorporating our flavors, flavor enhancers and taste modulators. As a result, we expect to commercialize our flavors, flavor enhancers and taste modulators without incurring significant sales, marketing and distribution costs. We currently have collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé.

- *Developing Flavors, Flavor Enhancers and Taste Modulators that are Eligible for FEMA GRAS Determination.* We are focused on continuing the development of flavors, flavor enhancers and taste modulators that will qualify for a FEMA GRAS determination. We expect the FEMA GRAS process will take 12 to 18 months from initiation of safety studies through the GRAS determination for each of our flavors, flavor enhancers and taste modulators. Upon the GRAS determination, our collaborators can begin to test market and commercialize products incorporating our flavors, flavor enhancers or taste modulators. In the event that a particular flavor enhancer or taste modulator is not eligible for FEMA GRAS determination, we will dedicate our development efforts to alternative compounds.

- *Pursuing Additional Collaborations and Market Opportunities.* We seek to establish additional collaborations with leading packaged food and beverage companies to use flavors, flavor enhancers or taste modulators developed through our existing programs for exclusive use within new packaged food and beverage product fields. We intend to receive from future collaborators license fees, research and development funding, milestone payments and royalties on future sales of products incorporating these flavors, flavor enhancers or taste modulators. In addition, we plan to target fields in which our collaborators can incorporate more than one of our flavors, flavor enhancers or taste modulators into a particular product.

- *Expanding Our Product Candidate Pipeline.* We will continue to focus on the discovery and development of additional flavor ingredients based on additional taste receptors to address new taste areas. We also intend to improve the beneficial characteristics of our current product candidates through the development of next-generation flavors, flavor enhancers and taste modulators. We will also continue to consider applications of our current products and technologies outside of the packaged food and beverage industry.

- *Maintaining and Expanding Technology Position.* We believe our proprietary taste receptor-based technologies, including our receptor discovery, assay development and high-throughput screening technologies and natural and synthetic compound libraries, provide us and our collaborators with significant competitive advantages. We intend to continue to develop and acquire proprietary technologies and related intellectual property rights to expand and enhance our ability to discover and develop new proprietary flavors, flavor enhancers and taste modulators.

Our Discovery and Development Process

The following diagram summarizes our discovery and development process.


Proprietary Taste Receptor-Based Assay Development
High-throughput Screening and Identification of Lead Compounds
Optimization of Lead Compounds and Selection of Product Candidates
Safety Studies and FEMA GRAS Determination of Product Candidates
First Commercial Sale

The key elements of our Discovery and Development process are:

- *Proprietary Taste Receptor-Based Assay Development.* The first step in our discovery and development process is to develop proprietary assays based on human taste receptors. Our assays are tests that measure interactions between the taste receptors and potential flavors, flavor enhancers and taste modulators. To date we have developed assays to test for compounds that affect savory, sweet and salt taste. We are in the process of developing an assay for bitter taste receptors.

- *High-throughput Screening and Identification of Lead Compounds.* The next step in our discovery and development process is to use our proprietary taste receptor-based assays to identify compounds that bind to human taste receptors, known as hits. We use automated high-throughput screening to rapidly evaluate our libraries of diverse synthetic and natural compounds. A panel of taste testers then evaluates the taste effect of the most potent hits. Based on this evaluation, we designate hits that exhibit a positive taste effect as proof-of-concept compounds. We then select the most promising of those proof-of-concept compounds, which we call lead compounds, for optimization.

- *Optimization of Lead Compounds and Selection of Product Candidates.* The next step in our discovery and development process is to chemically enhance, or optimize, our lead compounds to allow lower amounts of the compound to be used in the finished product or improve the enhancement effect to meet the taste attribute goals of our collaborators. Optimization may also be required to enhance the safety profile or to improve the physical properties of a compound so that it is stable under manufacturing, storage and food preparation conditions. We refer to optimized compounds that provide desirable taste attributes in packaged food and beverage product prototypes as product candidates.

- *Safety Studies and FEMA GRAS Determination of Product Candidates.* The next step in our discovery and development process is to select, in conjunction with our collaborators, one or more product candidates for commercialization. We then evaluate the selected product candidate for safety. Following this evaluation, we submit the safety data along with the physical and chemical properties of the product candidate and a description of manufacturing and conditions of intended use to the FEMA GRAS expert panel for review. Once our collaborator selects a product candidate for commercialization, the FEMA GRAS process takes approximately 12 to 18 months from initiation of safety studies through the GRAS determination, depending upon the timing of the FEMA Expert Panel meetings. We intend to use the data from the FEMA GRAS review to facilitate approval of our flavors, flavor enhancers and taste modulators for use in products sold outside of the United States.

Following a FEMA GRAS determination, foods and beverages containing our proprietary flavors, flavor enhancers and taste modulators can be immediately commercialized in the United States. We anticipate, however, that our collaborators will test market their products containing our flavors, flavor enhancers and taste modulators through a series of consumer acceptance tests over a period of 6 to 12 months prior to initiating any wide-scale commercialization.

Our Discovery and Development Programs

We are currently pursuing the discovery and development of flavors, flavor enhancers and taste modulators through programs focused on savory, sweet, salt and bitter. The following diagram indicates the principal compounds we are developing in each program, and the current status of each compound.


Proprietary Taste Receptor-Based Assay Development
High-throughput Screening and Identification of Lead Compounds
Optimization of Lead Compounds and Selection of Product Candidates
Safety Studies and FEMA GRAS Determination of Product Candidates
First Commercial Sale
PROGRAMS
Savory
S336
S807
1H 2006
Sweet
S679
S299
1H 2007
Salt
S112
S225
2H 2007
Bitter
TBD

Savory Enhancer Program

Using SavoryScreenHT, our high-throughput savory receptor-based assay system, we have identified two product candidates, S336 and S807, that enhance the savory taste of glutamate. We believe that these product candidates will enhance the taste of naturally occurring glutamate and/or enable the reduction or elimination of added MSG and inosine monophosphate, or IMP, an expensive savory enhancer of MSG taste, in a variety of foods and savory beverages, while maintaining or improving the desired savory taste.

To demonstrate the taste properties of S336 and S807, we tested each compound against a reference sample consisting of MSG and IMP in amounts typically used in foods to impart a savory taste. We tasted this reference sample against test samples containing MSG and either S336 or S807 at concentrations of the test compound of up to 3 parts per million, or ppm, which is typical of the concentrations of FEMA GRAS flavors, flavor enhancers and taste modulators.

In these tests, S336 enhanced the savory taste of MSG and, at the level used, was significantly more potent than IMP in the reference sample. In a separate test, a solution of S336 alone, in the absence of MSG and IMP, was found to be more savory than the reference sample. Based on these results, we believe that the use of S336 may allow for a significant reduction or replacement of added MSG and IMP in savory foods. In separate tests, S807 also enhanced the savory taste of MSG and provided for a three-fold reduction in MSG levels, yet maintained the same savory taste of the reference sample. S336 and S807 have also each been shown to enhance the savory taste of MSG in a product prototype.

Our collaborator has evaluated S336 and S807 for savory taste enhancement in product prototypes. S336 is approximately three times more potent than S807 in taste tests and exhibits greater water solubility compared to S807. Other characteristics, such as heat stability, are similar for the two compounds. Based on the results of such studies, our collaborator formally selected both S336 and S807 for development.

We completed the safety assessment studies for S807 and S336 and submitted applications for GRAS determination to the Expert Panel of the Flavor and Extract Manufacturers Association (FEMA) in December 2004. In March 2005, we received notification from FEMA that S807 and S336 have been determined to be GRAS. In addition, two other flavor enhancers, S263 and S976, which are related to S336, were also determined by FEMA to be GRAS. A more detailed description of the FEMA GRAS process is provided in Item I, *Business – Our Discovery and Development Process.*

Sweet Enhancer Program

Using SweetScreenHT, our high-throughput sweet receptor-based assay system, we identified S1395 and S888, proof-of-concept compounds that enhance the sweet taste of sugar. We believe that the enhancers we are developing in our sweet enhancer program will enhance the sweet taste of natural and artificial sweeteners used in a variety of packaged food and beverage products and may provide for a significant reduction in added sweetener in the finished product while maintaining or improving the desired sweet taste.

During 2004, we identified a number of novel sweet enhancers using our optimization chemistry process. One compound, known as S679, demonstrated enhanced potency in the receptor assay and in preliminary taste tests over previous lead compounds S1395 and S888. We have found that S679 enhances the sweet taste of fructose by approximately 1.6-fold (a 40% reduction) at a concentration of 3 ppm in a product prototype. S679 is undergoing further testing in product prototypes by our collaborator.

Guided by our taste receptor-based assays, we are continuing our chemistry optimization efforts on S679 and several additional classes of compounds in order to identify potential sweet enhancers that function at lower concentrations in product prototypes. These efforts have recently resulted in a number of new sweet enhancer compounds, including S763 and S299, which have demonstrated two-fold increased potency in our in vitro sweet receptor-based assay compared to S679. These compounds are being scaled up for taste tests in product prototypes. As we make additional progress in identifying potential product candidates, we will continue to provide these enhancers to our collaborators for extensive testing in product prototypes.

Salt Enhancer Program

Using SaltScreenHT, our high-throughput salt receptor-based assay, we have identified hundreds of compounds that enhance the activity of a taste receptor believed to be involved in the taste of salt. The goal of our salt enhancer program is to identify compounds that enhance the taste of salt and provide a significant reduction in sodium levels in a variety of foods while maintaining or improving the desired salt taste.

We tested the most potent of the compounds identified by SaltScreenHT with our electrophysiology-based assay SaltScreenEP. This assay identifies compounds that specifically enhance the activity of ENaC, a taste receptor believed to be involved in the taste of salt. Based on the initial screening results, we selected compound S853 for further optimization. We synthesized and tested over 1,000 derivatives of S853 in the SaltScreenEP system. The most potent compounds, S112 and S225, are approximately 3,000-fold more potent than the original compound, S853. We will need to synthesize additional compounds specific to human taste ENaC channels to identify a taste proof-of-concept compound.

Bitter Taste Modulator Program

The bitter modulator program is currently focused on building our BitterScreen receptor-based assays for each of the 25 human T2R bitter receptors. The first step involves the identification of at least one compound that activates each bitter taste receptor. In 2004, we published our work on the bitter taste receptors T2R61 and T2R64, which are activated by saccharin and acesulfame potassium (AceK), artificial sweeteners that are known to have a bitter off-taste. In addition, work is continuing on other T2R bitter receptors, and we are also evaluating variations of each T2R bitter receptor that are thought to be responsible for some people to taste a food ingredient as bitter while others do not. The goal of our bitter taste modulator program is to identify compounds that modulate or eliminate the bitter taste associated with certain packaged food and beverage products, OTC health care products and pharmaceutical products.

Product Discovery and Development Collaborations

We pursue collaborations with leaders in the packaged food and beverage market. Under each of our current product discovery and development collaboration agreements, we have agreed to conduct research and develop flavors, flavor enhancers or taste modulators in one or more specified taste areas, such as savory, sweet, salt or bitter. Each of these collaborations is focused on one or more specific product fields, such as non-alcoholic beverages, wet soups, or frozen foods. To date, we have entered into product discovery and development collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé.

All of our current collaboration agreements provide for research and development funding, milestone payments upon achievement of pre-defined research or development targets and royalty payments based upon future product sales in the event the collaborator commercializes a product incorporating our flavors, flavor enhancers or taste modulators. The research and development funding under each of these agreements is paid according to a fixed payment schedule. Each of these collaborations provides us with a portion of the funding we require to pursue the discovery and development of flavors, flavor enhancers and taste modulators for the applicable program. Under each of these agreements, we are primarily responsible for the discovery, development and regulatory approval phases and any associated expenses, while our applicable collaborator is responsible for selecting the consumer products that may incorporate our flavors, flavor enhancers or taste modulators. Our collaborator is also responsible for manufacturing, marketing, selling and distributing any of these consumer products, and any associated expenses. We believe our collaborations will allow us to benefit from our collaborators' well-established brand recognition, global market presence, established sales and distribution channels and other industry-specific expertise. Each of our collaborations is governed by a joint steering committee, consisting of an equal number of representatives of the collaborator and us. The steering committees provide strategic direction and establish performance criteria for the research, development and commercialization of our flavors, flavor enhancers and taste modulators. All decisions of the steering committees must be unanimous.

Each of our collaboration agreements provides that we will conduct research and development on flavors, flavor enhancers and taste modulators for use within clearly defined packaged food and beverage product fields on an exclusive basis for the collaborator during the collaborative period specified in each of the agreements. Our current product discovery and development collaborators are not prohibited from entering into research and development collaboration agreements with third parties in any product field. Under the terms of each agreement, we will retain rights to flavors, flavor enhancers and taste modulators that we discover during the collaboration for use with the collaborator, or for our use or with other collaborators outside of the defined product field. We will also retain rights to any flavors, flavor enhancers and taste modulators that we discover after the respective collaborative period. In addition, if the collaborator terminates the agreement or, in the case of certain of our agreements, fails after a reasonable time following regulatory approval or GRAS determination to incorporate one or more of our flavors, flavor enhancers or taste modulators into a product, it will no longer be entitled to use, and we will have the right to license, the flavors, flavor enhancers or taste modulators to other packaged food and beverage companies for use in any product field.

Each of our agreements terminates when we are no longer entitled to royalty payments under the agreement. In addition, each agreement may be terminated earlier by mutual agreement or by either party in the event of a breach by the other party of its obligations under the agreement. Our agreement with Kraft Foods and our initial agreement with Nestlé may each be terminated by our collaborator upon 60 days written notice, provided that it pay a specified termination fee if it terminates the agreement prior to the end of the research collaborative period. Campbell Soup may only terminate its agreement without cause on or after March 28, 2005 upon 60 days written notice, provided that it pay a specified termination fee if it terminates the agreement after March 28, 2005 but prior to the end of the collaborative period. Our agreement with Coca-Cola permits Coca-Cola to terminate the agreement upon specified major corporate events. Our most recent agreement with Nestlé gives Nestlé the right to terminate the agreement without cause on or after October 26, 2006 upon 90 days written notice, provided that it pay a specified termination fee if it terminates the agreement after October 26, 2006 but prior to the end of the collaborative period.

Campbell Soup Company

In March 2001, we entered into a collaboration agreement with Campbell Soup, a global manufacturer and marketer of consumer food products, to work for a three-year collaborative period to discover specified flavors and flavor enhancers in the packaged food and beverage product fields of soups, including frozen soups. We later amended the agreement to add the product field of specified savory beverages in consideration for additional research and development payments and potential milestone and royalty payments. We also extended the collaborative period until the earlier of March 2006 or a GRAS determination, subject to earlier termination under specified circumstances.

Under the terms of the collaboration, Campbell Soup has agreed to pay to us certain research and development funding. We are also eligible to receive a milestone payment upon our achievement of a specific product development goal. Through December 31, 2004, we have received $7.9 million in research and development funding. If all milestones are achieved, and including the $7.9 million in research and development funding paid through December 31, 2004, we may be entitled to payments which total up to $10.1 million in research and development funding and milestone payments. In addition, in the event of commercialization, we are entitled to receive royalties on future net sales of products containing a discovered flavor or flavor enhancer from the date of introduction of each product in each country until 17 years thereafter or until the expiration of relevant patents in such country, whichever is earlier. We cannot assure you that we will receive any future milestone payments or royalties under this collaboration.

The Coca-Cola Company

In April 2002, we entered into a collaboration agreement with Coca-Cola, the world's largest beverage company, to work for a three-year collaborative period with Coca-Cola for the discovery and development of specified new flavors and flavor enhancers in the product field of soft drinks and other non-alcoholic beverages. In addition, we will work with Coca-Cola on a co-exclusive basis with Kraft Foods for the discovery and development of flavor enhancers in a specified food and beverage product field. In April 2004, we amended the agreement to extend the collaborative period until April 2008.

Under the agreement, Coca-Cola has agreed to pay certain research and development funding over the collaborative period. We are also eligible to receive milestone payments upon our achievement of specific product discovery and development goals. Through December 31, 2004, we have received $5.5 million in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, we may be entitled to payments which total up to $14.8 million. In addition, in the event of commercialization, we are entitled to receive royalties on future sales of products containing a discovered flavor or flavor enhancer until the expiration of relevant patents. We cannot assure you that we will receive any future milestone payments or royalties under this collaboration. The collaborative period is subject to early conclusion by Coca-Cola upon 60 days written notice upon payment of a specified early conclusion fee, provided that Coca-Cola may terminate the collaborative period without payment of an early conclusion fee in the event that we fail to achieve a specified research and development goal by April 22, 2006, subject to payment of research funding through July 22, 2006. In the event of early conclusion, Coca-Cola will no longer be entitled to use, and we will have the right to license, any flavors or flavor enhancers discovered prior to such early conclusion to third parties for use in any product field, provided that Coca-Cola would retain non-exclusive rights in the field of non-alcoholic beverages with the exception of dry powdered beverages.

Kraft Foods Global, Inc.

In December 2000, we entered into a collaboration agreement with Kraft Foods, a global leader in branded foods and beverages. The collaborative period for the original product discovery and development program expired on its own terms in December 2003. However, prior to December 2003 we amended our collaboration agreement to provide for a new collaborative program through May 2005. Under this program, we will work with Kraft Foods for the discovery and development of flavor enhancers, on a co-exclusive basis with Coca-Cola in a specified food and beverage product field.

Under the collaboration agreement, as amended, Kraft Foods has agreed to pay us certain research and development funding over a 4.5-year collaborative period. We are also eligible to receive milestone payments upon our achievement of specific product discovery and development goals. Through December 31, 2004, we have received $7.2 million in research and development funding and one milestone payment of $375,000. If all milestones are achieved, and including all research and development funding paid or payable, we may be entitled to payments which total up to $8.6 million. In addition, in the event of commercialization, we are entitled to receive royalties on future net sales of products containing a discovered flavor enhancer from the date of introduction of each product in each country until the earlier of 17 years thereafter or until the expiration of relevant patents in such country. We cannot assure you that we will receive any further milestone payments or royalties under this collaboration.

Nestlé SA

In April 2002, we entered into a collaboration agreement with Nestlé, the world's largest food company, to work for a three-year collaborative period to discover specified flavors and flavor enhancers in the food and beverage product fields of dehydrated and culinary food, frozen food and wet soup.

Under the terms of the collaboration agreement, Nestlé has agreed to pay to us certain research and development funding over three years. We are also eligible to receive milestone payments upon our achievement by certain dates of specific product discovery and development goals. Through December 31, 2004, we have received $7.0 million in research and development funding and three milestone payments of $375,000 each. If all milestones are achieved, and including all research and development funding paid or payable, we may be entitled to payments which total up to $9.6 million. In addition, in the event of commercialization, we are entitled to receive royalties on future net sales of products containing a discovered flavor or flavor enhancer from the date of introduction of each product in each country until the expiration of relevant patents. We cannot assure you that we will receive any further milestone payments or royalties under this collaboration.

In October 2004, we entered into a second product discovery and development collaboration agreement with Nestlé to work for a five-year collaborative period focusing on the discovery and commercialization of specified novel flavor ingredients in the coffee and coffee whiteners field. Under the terms of the agreement, Nestlé has agreed to pay us certain research and development funding over five years, subject to earlier termination under specified circumstances. We are also eligible to receive milestone payments upon achievement of specific product discovery and development goals. Through December 31, 2004, we have received $450,000 in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, we may be entitled to payments which total up to $13.1 million. In addition, in the event of commercialization, we are entitled to receive royalties on future net sales of products containing a discovered flavor ingredient from the date of introduction of each product in each country until the expiration of relevant patents. We cannot assure you that we will receive any milestone payments or royalties under this collaboration.

Our Technology

We have discovered or in-licensed many of the key receptors that mediate taste in mammals. Having isolated human taste receptors, we have created proprietary taste receptor-based assay systems that provide a biochemical or electronic readout when a test compound affects the receptor. To enable faster compound discovery, we integrated our proprietary taste receptor-based screening assays into a robot-controlled automated system that uses plates containing an array of individual wells, each of which can screen a different compound. Our receptor-based discovery and development process has enabled us to improve our ability to find novel flavors, flavor enhancers and taste modulators over the traditional use of simple taste tests.

Receptor Discovery and Assay Development Technology

There are currently five recognized primary senses of taste: umami, which is the savory taste of glutamate, sweet, salt, bitter and sour. Scientists generally believe that each taste sensation is recognized by a distinct taste receptor or family of taste receptors in the mouth or on the tongue. A taste receptor functions either by physically binding to a flavor ingredient in a process analogous to the way a key fits into a lock or by acting as a channel to allow ions to flow directly into a taste cell. The brain recognizes tastes by determining which of the numerous receptors in the mouth have been contacted by a given flavor ingredient. Savory, sweet and bitter taste compounds bind to taste receptors specific to each taste on the surface of taste bud cells. In contrast, the taste of salt and the sour taste are thought to be recognized by taste channels that allow the passage of particular ions into the taste bud cells.

The current status in the development of proprietary taste receptor-based assay systems for human taste receptors is as follows:

- *Savory Receptor.* Glutamate is a natural component of foods including tomatoes, mushrooms, parmesan cheese, and meats. It is often added to foods in the form of MSG to provide a savory flavor. The human savory receptor is composed of two proteins called hT1R1 and hT1R3. The T1R proteins are members of the G protein-coupled receptor, or GPCR, family and are expressed on the surface of certain taste bud cells. We created SavoryScreenHT, a proprietary high-throughput savory taste receptor-based assay system and demonstrated that it responded to MSG and IMP. We have screened over 200,000 compounds in SavoryScreenHT and identified a number of savory enhancers, including S807, S336, S263 and S976, which were determined to be GRAS.

- *Sweet Receptor.* The human sweet receptor is composed of two proteins called hT1R2 and hT1R3. The hT1R3 protein is shared in common with the savory receptor. Like the savory receptor, the sweet receptor is also a member of the GPCR family and is expressed on the surface of certain taste bud cells. We created SweetScreenHT, a proprietary high-throughput sweet taste receptor-based assay system, and demonstrated that it responded to many different sweet-tasting compounds including carbohydrate sweeteners and high potency artificial sweeteners. We have screened over 200,000 compounds in SweetScreenHT and identified novel sweet flavor enhancers.

- *Bitter Receptors.* There are 25 bitter receptors in humans. These are also members of the GPCR protein family. Work from model systems showed that the 25 bitter receptors are likely present together in the same taste cell. The bitter receptors are believed to have evolved as a defense mechanism from ingesting poisonous substances. It is thought that each bitter receptor recognizes a different set of bitter-tasting compounds. We have characterized 10 of the 25 T2R receptors and we aim to create a specific receptor-based assay for each one.

- *Salt Receptor.* In contrast to the GPCRs that mediate savory, sweet, and bitter tastes, sodium ions and to a lesser extent potassium ions, are thought to produce a salt taste via ion channels present on the surface of taste bud cells. Ion channels are receptors that span the cell membrane and allow a flow of ions into or out of cells. Published work suggests that the Epithelial Sodium Channel, or ENaC, is a mediator of salt taste. We have developed two proprietary ENaC-based assay systems, SaltScreenHT, a high-throughput system capable of screening thousands of compounds per day, and SaltScreenEP, a lower-throughput electrophysiology-based system. We demonstrated each of the SaltScreen systems are responsive to sodium and therefore could be used to identify novel salt flavor enhancers.

Screening Technologies and Compound Libraries

We have developed or acquired access to expansive libraries of potential flavors, flavor enhancers and taste modulators currently comprised of over 230,000 natural and synthetic compounds. We intend to continue to acquire or develop additional compounds to add to our libraries. We have designed and selected our libraries to comprise compounds that we believe are likely to be safe and economical for use in packaged food and beverage products. We are using our SavoryScreenHT, SweetScreenHT, SaltScreenHT, SaltScreenEP and BitterScreen assay systems to screen the compounds in our libraries for their effects on specific taste receptors. These systems use many of the same technologies that pharmaceutical companies use to discover medicines. We also use these systems to assist us in optimizing our lead compounds by rapidly and iteratively testing the potency of the flavors, flavor enhancers and taste modulators generated in the optimization process as the lead compound progresses to become a product candidate.

Regulatory Process

Flavoring substances, including flavors, flavor enhancers and taste modulators, intended for use in foods in the United States are regulated under provisions of the FD&C Act administered by the FDA. Flavor compounds sold in countries and regions outside of the United States are also subject to regulations imposed by national governments or regional regulatory authorities as is the case in the European Union.

Regulation of Flavors, Flavor Enhancers and Taste Modulators in the United States

In the United States, the majority of flavor compounds are regulated by the FDA as approved food additives, or as GRAS ingredients under the FD&C Act. The Food Additive Amendments of 1958 prompted the flavor industry to establish in 1960 an Expert Panel of the Flavor and Extract Manufacturers Association, or FEMA, an organization that has administered the GRAS program for flavors on behalf of the industry for over 40 years. Another possible route to approval of a flavoring compound would be a food additive petition to the FDA; however, few flavors are currently approved via this route. We believe that the flavor compounds, including flavors, flavor enhancers and taste modulators, we may discover will be subject to the FEMA GRAS review process as described below.

GRAS Review Process. Flavor compounds that qualify for the GRAS review process are generally intended to be consumed in small quantities and have data supporting their safety under conditions of intended use. An expert panel, convened to undertake a GRAS review, determines whether a compound is generally recognized as safe under the conditions of its intended use. These experts are qualified by scientific training and experience to evaluate the safety of chemicals used in food and may declare certain compounds as having been adequately shown through scientific procedures to be generally recognized as safe under the conditions of their intended use. Under the GRAS process, manufacturers are required to obtain safety data from the scientific literature or through the conduct of safety studies, determine the estimated daily intake of the flavor compound per person and submit a report to the GRAS review panel describing the physical, chemical, safety, and metabolic properties of the flavor compound. The entire GRAS determination process, including the safety and metabolic studies, application preparation and GRAS panel review, can take up to two years or longer. However, if there are prior safety data on the compound or a compound with a related structure, then fewer safety studies may be required for the GRAS review and the GRAS review process may be considerably faster than two years.

The most common types of GRAS review are:

- *FEMA Expert Panel.* An independent panel of experts established by FEMA is available for use by members of FEMA. The FEMA expert panel meets three times per year. The conclusions of the expert panel regarding a flavor or flavor enhancer are provided directly to the FDA and published in the journal Food Technology. To our knowledge, the FDA has not challenged the FEMA expert panel's conclusion that the use of a flavoring substance is GRAS. In 2003, the FEMA expert panel published their findings on 45 new compounds determined to be GRAS for specific flavor applications. We have been an associate member of FEMA since 2003 and we expect to obtain a GRAS determination of our flavor compounds via the FEMA expert panel review.

- *Specifically Convened Independent Panel.* An independent, qualified panel of experts in pertinent scientific disciplines may be formed by the manufacturer to evaluate the safety of a specific compound for GRAS status. This process is known as a "self determination of GRAS status."

Food Additive Petition Process. Food ingredients that are not GRAS may be considered food additives. Food additives require FDA approval prior to use in foods. A compound may be ineligible for FEMA GRAS determination, and may be considered a food additive, for a variety of reasons, including conditions of intended use resulting in high dietary exposure, use for purposes other than a flavor or flavor enhancer and the compound's safety profile. If the compound is considered a food additive, a food additive petition must be filed and approved by the FDA. Examples of compounds that have gone through a food additive petition include the artificial sweeteners Aspartame, Acesulfame K, and Sucralose, and the fat substitute Olestra. The food additive petition approval process for such food ingredients can take eight years or more. In the event that a particular flavor or flavor enhancer is not eligible for FEMA GRAS determination and therefore requires FDA approval prior to use, we will dedicate our development efforts to alternative compounds that would be eligible for a GRAS determination.

Benefits of the FEMA GRAS Process

There are three key benefits of the FEMA GRAS review process:

- *Rapid Time for Commercialization.* Once a flavor compound is selected for development by our collaborator, we expect the time to conduct the safety studies and complete the review by the FEMA expert panel will be 12 to 18 months for the flavor compound, provided no additional studies are requested by the panel or are necessary to explain unexpected safety study findings. This is much faster than the typical eight years or longer to obtain FDA approval under the food additive petition process applicable to other food ingredients. Once the compound is determined to be FEMA GRAS, it can be immediately commercialized in the United States and other countries that recognize the FEMA GRAS process. As described above, the initial phase of commercialization may include compound manufacturing, incorporation of the flavor enhancer into products, and the commercialization of products in consumer test markets.

- *Low Development Costs.* The total costs for the FEMA GRAS process, including synthesis of material for regulatory studies, contract safety studies and preparation and submission of the FEMA GRAS application is generally under $1 million per compound. This amount includes synthesis of material for regulatory studies, contract metabolism and safety studies, and preparation and submission of the FEMA GRAS application.

- *Facilitated Approval in Other Countries.* Approval of flavors for use outside of the United States varies widely by country. According to FEMA, seven countries, including Brazil, New Zealand and Australia, recognize compounds on the FEMA GRAS list. An additional set of countries recognize compounds on the FEMA GRAS list "in principle". These include Canada, China, Philippines, Taiwan, and Turkey. Approval in these countries typically requires specific applications to the food safety authority of the individual countries but no additional safety testing.

License Arrangements

We have licensed rights from several companies and academic institutions, including the following:

University of California

In March 2000, we entered into a license agreement with the University of California under which we obtained exclusive rights to certain technologies held by the University of California that are involved in the biology of taste, including specified receptors in two taste receptor families, T1Rs and T2Rs. The license may be converted to a non-exclusive license, or terminated, by the University of California if we fail to meet specified milestones relating to the discovery of specified products and the sale of specified products and services. Our exclusive rights are also subject to rights granted by the University of California to the United States Government and a private medical foundation. The agreement calls for the payment of a license issue fee, payable in installments through 2005, annual maintenance fees commencing in 2006 and royalties or service revenues on sales of any products developed using technologies licensed under the agreement. Royalties will accrue in each country for as long as there exists a valid patent claim covering a product developed under the agreement. No royalty payments have accrued under the agreement to date. The agreement will remain in effect until the later of the expiration of the last to expire patent licensed under the agreement, or ten years from the date that the last product to be developed under the agreement is introduced to market in the United States. We may terminate the agreement at any time, without cause, upon notice to the University of California. The University of California may terminate the agreement upon a breach of our obligations under the agreement. In addition, we are in discussions with the University of California to amend the license agreement to include additional related technology related to the coexpression of T1R taste receptors.

Aurora Biosciences Corporation

In November 2000, we entered into a technology collaboration and license agreement with Aurora to develop certain assay technologies, which was amended April 2002. Under the collaboration, we developed high-throughput screening assays using Aurora's proprietary screening technologies. The agreement terminated in October 2002 and Invitrogen Corporation subsequently acquired certain surviving rights and obligations under this agreement. Under the surviving terms of the agreement, we maintain exclusive rights to use certain proprietary screening technologies with our taste receptor targets for the discovery of flavors, flavor enhancers and taste modulators. These exclusive rights are subject to rights granted under other current and future license agreements in connection with the purchase of certain screening systems, as well as Invitrogen's right to grant licenses under its proprietary technology to academic, government and other non-profit organizations. Our rights with respect to the screening of flavors, flavor enhancers and taste modulators are fully paid-up and will remain in effect, except in the event that we breach any remaining obligations to Invitrogen under the agreement. In November 2000, Aurora purchased 1,000,000 shares of our Series C preferred stock for $4.8 million.

Competition

Our goal is to be the leader in discovering novel flavors, flavor enhancers and taste modulators for use in a wide range of packaged food and beverage products. Other companies are possibly pursuing similar technologies and the commercialization of products and services relevant to flavors, flavor enhancers and taste modulators. Although we are not aware of any other companies that have the scope of proprietary technologies and processes that we have developed in our field, there are a number of competitors who possess capabilities relevant to the flavor, flavor enhancer or taste modulation fields.

In particular, we face substantial competition from companies pursuing the commercialization of products and services relevant to taste using more traditional methods for the discovery of flavors, flavor enhancers and taste modulators. These competitors include leading flavor companies, such as International Flavors & Fragrances Inc., Givaudan SA, Symrise, Quest International and Firmenich. These companies provide flavors and other products, such as oils, extracts and distillates, to consumer products companies for use in a wide variety of products including foods, beverages, confectionaries, dairy products and pharmaceuticals. We also face indirect competition from other companies such as Newly Weds Foods, Inc., a manufacturer of food coatings and seasonings for restaurants, airlines and the food services industry. We currently compete and will continue to compete in the future with these companies in collaborating with and selling flavor products and technologies to manufacturers of packaged food and beverage products.

Many of these companies have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, established relationships with consumer products companies and production facilities.

We may in the future face competition from life sciences and other technology companies and other commercial enterprises. These entities engage as we do in biotechnology, biology or chemistry and could apply this technology to the discovery and development of flavors, flavor enhancers and taste modulators. We are aware of another company, Linguagen Corp., a privately-held company, that we believe is involved in research on sweetness potentiators, salt substitutes and bitter blockers, specifically adenosine 5' monophosphate, or AMP, and has announced research and development collaborations with a number of companies. While we do not believe that either of these collaborations is competitive with our product discovery and development efforts, we cannot guarantee that products developed as a result of our competitors' existing or future collaborations will not compete with our flavors, flavor enhancers and taste modulators.

Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the sense of taste or secure patent protection that we may need for the development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

We are not aware of any sweet or salt enhancer that is commercially available or in development other than those we have discovered and are developing. Although savory flavor enhancers, such as IMP, are commercially available, they are not very potent, are expensive, are not patent protected and are sold as a commodity. The blocking of bitter taste is typically accomplished by attempting to mask the bitter taste with a sweetener or another flavor ingredient. Although AMP has received GRAS determination, we do not believe this compound has been widely adopted into packaged food and beverage products. However, our competitors, either alone or with their collaborative partners, may succeed in developing technologies or discovering flavors, flavor enhancers or taste modulators that are similar or preferable in the areas of, among others, effectiveness, safety, cost and ease of commercialization, and our competitors may obtain intellectual property protection or commercialize such products sooner than we do. Developments by others may render our product candidates or our technologies obsolete. In addition, our current product discovery and development collaborators are not prohibited from entering into research and development agreements with third parties in any particular field.

Patents and Proprietary Rights

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are described by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, we are pursuing and will continue to pursue patent protection for our proprietary technologies. As of December 31, 2004 we had one issued United States patent, 40 pending United States patent applications and 69 pending foreign applications covering various aspects of our proprietary technology. In addition, we have exclusive license agreements with Johns Hopkins University, The University of California, Incyte Corporation and Aurora covering an additional 38 issued United States patents, 27 pending United States patent applications, 25 issued foreign patents and 51 pending foreign applications.

Our policy is to file patent applications and to protect technologies, inventions and improvements to inventions that are commercially important to the development of our business. For example, we may seek patent protection for receptors and nucleic acid sequences encoding receptors that are involved in taste and the use of such receptors to identify ingredients that modulate taste. We also rely on trademarks to protect our proprietary technology. Generally, United States patents have a term of 17 years from the date of issue or 20 years from the earliest claimed priority date, whichever is later, for patents issued from applications filed with the United States Patent and Trademark Office prior to June 8, 1995 or 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Our success depends significantly upon our ability to develop ingredients and technologies that are protected by our intellectual property and that do not infringe any competitor patents. We intend to continue to file patent applications as we discover and develop new flavors or flavor enhancers and technologies.

Seeking and obtaining patents may provide some degree of protection for our intellectual property. However, our patent positions are highly uncertain and may involve complex legal and factual questions. No consistent standard regarding the allowability and enforceability of claims in many of the pending patent applications has emerged to date. As a result, we cannot predict the breadth of claims that will ultimately be allowed in our patent applications, if any, including those we in-licensed or how we may be able to enforce our patent claims against our competitors. In addition, we may not have been the first to file patent applications for or to invent inventions relating to the technologies upon which we rely, which would preclude us from obtaining issued patents on the relevant inventions. We are aware of other companies and academic institutions which have been performing research and have applied for patents in the area of mammalian taste. In particular, other companies and academic institutions have announced that they have identified taste receptors, published data on taste receptor sequence information or have filed patent applications on receptors and their use, including the University of California, Linguagen, Monell Chemical Senses, Mount Sinai School of Medicine, Scripps Research Institute, Warner Lambert and the German Institute of Human Nutrition. If any of these companies or academic institutions are successful in obtaining broad patent claims, such patents could potentially block our ability to use various aspects of our discovery and development process and might prevent us from developing or commercializing newly discovered flavors, flavor enhancers or taste modulators or otherwise conducting our business.

We also rely in part on trade secret protection for our confidential and proprietary information and process. Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of their employment shall be our exclusive property. However, there can be no assurance that we will be able to effectively enforce these agreements or that the subject proprietary information will not be disclosed.

We are not a party to any litigation, opposition, interference, or other potentially adverse ex parte or inter-party governmental or non-governmental proceeding with regard to our patent and trademark positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement, or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business financial condition and results of operation. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management's attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.

Sales and Marketing

We do not currently intend to establish internal sales and marketing capabilities. Under our current collaboration agreements, our collaborators are responsible for sales, marketing, and distribution of any packaged food or beverage product incorporating our flavors, flavor enhancers and taste modulators. As a result, we expect to commercialize our flavors, flavor enhancers and taste modulators without incurring significant sales, marketing and distribution costs. Our four current collaborators, Campbell Soup, Coca-Cola, Kraft Foods and Nestlé, are recognized leaders in the sales, marketing, and distribution of packaged food and beverage products.

Manufacturing

We intend to utilize third parties to manufacture our flavors, flavor enhancers and taste modulators. Under two of our existing product discovery and development collaborations, our collaborator may, in its sole discretion, manufacture itself or through a third party manufacturer the flavors, flavor enhancers or taste modulators it licenses from us. The remaining three agreements require the collaborator to identify with us a mutually agreed upon third party to manufacture the flavors, flavor enhancers or taste modulators it licenses from us. In some of these agreements, we maintain either the first right of negotiation or an option to manufacture based on provisions within the agreement.

There are a number of reliable third party contract manufacturers available to produce our flavors, flavor enhancers and taste modulators. Our current product candidates are relatively simple structures making them easy and inexpensive to produce. We do not anticipate any capacity issues because of our low volume requirements and the number of reliable and available manufacturers.

Employees

As of December 31, 2004, we had 74 full-time employees, including 21 with Ph.D. degrees. Of our full-time workforce, 52 employees are engaged in research and development and 22 are engaged in business development, finance and administration. We also retain outside consultants. None of our employees are covered by collective bargaining arrangements, and our management considers its relationships with our employees to be good. We have entered into employment letter agreements with Kent Snyder, Mark Zoller, Ph.D., Harry Leonhardt, Esq., and John Poyhonen, the terms of which are included in the prospectus we filed pursuant to Rule 424(b) of the Securities Act with the SEC on June 22, 2004 under the heading "Management—Employment Agreements." We have entered into an employment letter agreement with Nigel R.A. Beeley, Ph.D., the terms of which are included in Item 11 of this Form 10-K.

Executive Officers

The following table sets forth certain information concerning our executive officers and their ages as of December 31, 2004:

Name	Age	Position
Kent Snyder	51	President, Chief Executive Officer and Director
Mark J. Zoller, Ph.D.	51	Chief Scientific Officer and Sr. Vice President, Research
Harry J. Leonhardt, Esq.	48	Vice President, General Counsel and Corporate Secretary
John Poyhonen	44	Vice President and Chief Financial and Business Officer
Nigel R.A. Beeley, Ph.D	53	Vice President, Discovery

Kent Snyder, President and Chief Executive Officer, joined us in June 2003 and has served as a member of our board of directors since that time. Prior to joining us, from October 2001 to June 2003, Mr. Snyder was retired. From July 1991 to October 2001, Mr. Snyder held various marketing and sales management positions with Agouron Pharmaceuticals, Inc., a Pfizer company. Mr. Snyder was President of Global Commercial Operations at Agouron. Prior to holding the position of President of Global Commercial operations, Mr. Snyder served as Senior Vice President of Commercial Affairs and Vice President of Business Development. Mr. Snyder received his B.S. from the University of Kansas and his M.B.A. from Rockhurst College.

Mark J. Zoller, Ph.D., joined us in March 2000 as Vice President of Research and was promoted to Senior Vice President of Research and Chief Scientific Officer in June 2001, which position he still holds. From May 1992 to December 1999, Dr. Zoller held a number of scientific management positions at ARIAD Pharmaceuticals, most recently as Senior Vice President, Genomics and Scientific Director of the Hoechst-ARIAD Genomics Center, which in December 1999 was acquired by Aventis Pharmaceuticals. Dr. Zoller received his B.A. in Chemistry from Pomona College and his Ph.D. in Chemistry from the University of California, San Diego.

Harry J. Leonhardt, Esq., Vice President, General Counsel and Corporate Secretary, joined us in September 2003. From February 2001 to February 2003, Mr. Leonhardt served as Executive Vice President of Business Development, General Counsel and Corporate Secretary of Genoptix, Inc. From July 1996 to November 2000, Mr. Leonhardt held senior management positions with Nanogen, Inc. and served most recently as Senior Vice President, General Counsel and Secretary. Mr. Leonhardt received his B.S. degree from the University of the Sciences in Philadelphia and his Juris Doctorate from the University of Southern California Law Center.

John Poyhonen, Vice President and Chief Financial and Business Officer, joined us in October 2003 as Vice President and Chief Business Officer and was promoted in April 2004 to Vice President and Chief Financial and Business Officer. From 1996 until October 2003, Mr. Poyhonen served in various sales and marketing positions for Agouron Pharmaceuticals, a Pfizer company, most recently as Vice President of National Sales. Prior to holding this position, Mr. Poyhonen served as Vice President of Marketing and Vice President of National Accounts. Mr. Poyhonen received his B.A. in Marketing from Michigan State University and his M.B.A. from the University of Kansas.

Nigel R.A. Beeley, Ph.D., joined us in June 2004 as Vice President, Discovery. From March 1999 through June 2004, Dr. Beeley served as Vice President, Chief Chemical Officer of Arena Pharmaceuticals, a biopharmaceutical company. From 1994 to 1998, Dr. Beeley was Senior Director of Chemistry at Amylin Pharmaceuticals, Inc., a biotechnology company, and from 1988 to 1994, he served as Head of Oncology-Chemistry for Celltech, a biotechnology company. From 1980 to 1988, Dr. Beeley held positions of increasing seniority in the cardiovascular group at Synthelabo Research, a pharmaceutical company, and, from 1978 to 1980, he was a CNS medicinal chemist in the pharmaceutical division of Reckitt and Coleman, a conglomerate. From 1976 to 1978, Dr. Beeley held a Royal Society Overseas Research Fellow at ETH, Zurich, Switzerland. Dr. Beeley has a B.Sc. Honours (Class 1) degree in Chemistry from the University of Liverpool, U.K. and a Ph.D. in Chemistry from the University of Manchester, U.K.

Item 2. *Properties*

We currently lease 86,962 square feet of laboratory and office space at 11099 North Torrey Pines Road, La Jolla, California 92037. Of this leased space, as of December 31, 2004 we subleased approximately 26,207 square feet to other companies. Our lease for this facility expires on December 31, 2006, with an option to renew for an additional period of five years. Our current monthly lease obligations for rent are approximately $258,000, which includes space that has been sublet to other companies. In addition, we are responsible for expenses associated with the use and maintenance of the building, such as utilities and common area maintenance. These costs vary each month, and historically have been approximately $132,000 per month. We believe that our existing facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required.

Item 3. ***Legal Proceedings***

We are not a party to any material legal proceedings at this time.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our security holders during the quarter ended December 31, 2004.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities***

Common Stock Market Price

Our common stock commenced trading on the NASDAQ National Market on June 22, 2004 under the symbol "SNMX." The following table sets forth the high and low sales prices per share of our common stock as traded on the NASDAQ National Market for the periods indicated.

Fiscal 2004 Quarter ended	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
High	$ n/a	$ 7.70	$ 9.95	$ 11.75
Low	$ n/a	$ 5.95	$ 5.20	$ 8.24

The last sale price for our common stock as reported by the NASDAQ National Market on February 28, 2005 was $11.03 per share. As of February 28, 2005, there were approximately 138 shareholders of record of our common stock.

We have never declared or paid any cash dividends to our shareholders. We do not presently plan to pay cash dividends in the foreseeable future and intend to retain any future earnings for reinvestment in our business.

Information about our equity compensation plans is included in Item 12 of Part III of this Annual Report.

Repurchases of Equity Securities

There were no repurchases of equity securities in the fourth quarter of 2004.

Use of Proceeds

Our initial public offering, referred to as the Offering, of our common stock, par value $0.001, was effected through a Registration Statement on Form S-1 (File No. 333-113998) that was declared effective by the SEC on June 21, 2004. The Registration Statement covered the offer and sale of up to 6,900,000 shares of our common stock for an aggregate offering price of $41.4 million. The Offering commenced on June 22, 2004. On June 25, 2004, 6,000,000 shares of common stock were sold for an aggregate offering price of $36.0 million. On July 23, 2004, 450,000 shares of our common stock were sold for an aggregate offering price of $2.7 million upon the exercise of the underwriters' over-allotment option. The Offering terminated following the sale of all of the foregoing securities and the expiration of the underwriters' over-allotment option. The Offering resulted in aggregate proceeds to us of approximately $34.3 million, net of underwriting discounts and commissions of approximately $2.7 million and offering expenses of approximately $1.7 million, through a syndicate of underwriters managed by Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Needham & Company, Inc. and First Albany Capital Inc.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates) or person owning ten percent or more of any class of our equity securities or to any other affiliates. All offering expenses were paid directly to others.

As of December 31, 2004, we estimate that we had used approximately $472,000 for the purchase of equipment and approximately $5.7 million for working capital expenditures. The remainder of the proceeds has been invested into short-term securities and cash equivalents.

The foregoing payments were direct payments made to third parties who were not our directors or officers (or their associates), persons owning ten percent or more of any class of our equity securities or any other affiliate, except that the proceeds used for working capital included regular compensation for officers and directors. The use of proceeds does not represent a material change from the use of proceeds described in the prospectus we filed pursuant to Rule 424(b) of the Securities Act with the SEC on June 22, 2004.

Item 6. ***Selected Financial Data***

The Statement of Operations Data and Balance Sheet Data presented below should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statement included in this Annual Report on Form 10-K. Amounts are in thousands, except share and per share amounts.

	Years ended December 31,				
	2004	2003	2002	2001	2000
Statements of Operations Data:					
Revenue under collaborative agreements	$ 8,347	$ 9,537	$ 7,327	$ 2,275	$ 115
Operating expenses:					
Research and development	16,907	16,802	17,635	16,263	6,137
General and administrative	5,553	4,096	4,154	4,952	3,196
Stock-based compensation:					
Research and development	1,411	1,293	540	1,240	1,854
General and administrative	4,625	4,997	158	378	372
Total operating expenses	28,496	27,188	22,487	22,833	11,559
Loss from operations	(20,149)	(17,651)	(15,160)	(20,558)	(11,444)
Interest income, net	435	198	339	329	699
Net loss	$ (19,714)	$ (17,453)	$ (14,821)	$ (20,229)	$ (10,745)
Basic and diluted net loss per share(1):					
Historical	$ (1.40)	$ (10.03)	$ (9.60)	$ (17.30)	$ (12.30)
Pro Forma	$ (0.89)	$ (0.97)			
Shares used to compute basic and diluted net loss per share(1):					
Historical	14,040,727	1,739,380	1,544,268	1,169,134	873,241
Pro Forma	22,143,380	17,944,686			

(1) Please see Note 1 to our financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,				
	2004	2003	2002	2001	2000
Balance Sheet Data:					
Cash, cash equivalents and investments available-for-sale	$ 40,847	$ 17,058	$ 27,586	$ 24,726	$ 14,540
Working capital	36,841	15,160	22,667	20,862	12,345
Total assets	43,802	20,440	34,720	34,402	26,485
Long-term obligations	—	—	906	729	—
Accumulated deficit	(84,396)	(64,682)	(47,229)	(32,408)	(12,179)
Total stockholders' equity	38,373	17,104	28,219	29,057	23,939

A summary of our unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 is included in footnote 8 to our audited financial statements, which are included in Item 8 of this Annual Report on Form 10-K.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with our Financial Statements and the related Notes to Financial Statements in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Certain statements contained in this annual report on Form 10-K, including statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance, and the products we expect to offer and other statements regarding matters that are not historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and are subject to the "safe harbor" created by these sections. Future filings with the SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may also contain forward-looking statements. Because such statements include risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements can be found under the caption "Risk Factors," and elsewhere in this annual report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Overview and Recent Developments

We are a biotechnology company using proprietary taste receptor-based assays, screening technologies and optimization chemistry to discover and develop novel flavors, flavor enhancers and taste modulators for the packaged food and beverage industry. We believe our flavor ingredients will enable packaged food and beverage companies to improve the nutritional profile of their products and generate cost of goods savings, while maintaining or enhancing taste. We license our flavor ingredients to our collaborators on an exclusive basis, which we believe will provide these companies with the ability to differentiate their products. We have entered into product discovery and development collaborations with four of the world's leading packaged food and beverage companies: Campbell Soup Company, The Coca-Cola Company, Kraft Foods Global, Inc. and Nestlé SA. We currently anticipate that we will derive all of our revenues from existing and future collaborations. Our existing collaboration agreements provide for research and development funding, milestone payments based upon our achievement of research or development goals and, in the event of commercialization, royalties on future sales of consumer products incorporating our flavors, flavor enhancers and taste modulators. Our current programs focus on the development of savory, sweet and salt flavor enhancers and bitter taste modulators. In addition, future collaboration agreements may provide for up-front license fees.

We have incurred significant losses since our inception in 1998 and, as of December 31, 2004 our accumulated deficit was $84.4 million. We expect to incur additional losses over at least the next two years as we continue to develop flavors, flavor enhancers and taste modulators. Our results of operations have fluctuated from period to period and likely will continue to fluctuate substantially in the future based upon:

- termination of any of our product discovery and development collaboration agreements;
- our ability to discover and develop new flavors, flavor enhancers and taste modulators or the ability of our product discovery and development collaborators to incorporate them into their products;
- our ability to enter into new, or extend existing, product discovery and development collaborations and technology collaborations;
- the demand for our collaborators' products containing our flavors, flavor enhancers and taste modulators; and
- variability of our stock-based compensation expense in conjunction with fluctuations of our stock price.

On June 7, 2004 we effected a 4-for-7 reverse stock split of our outstanding common stock. On June 16, 2004 we effected a 1-for-1.4005989 reverse stock split of our outstanding common stock. On June 25, 2004 we completed an initial public offering of 6,000,000 shares of common stock for proceeds to us of $31.9 million, net of underwriting discounts, commissions, and offering costs. In connection with the closing of our initial public offering all outstanding shares of our convertible preferred Series A, B, C, D and E stock were automatically converted into common stock. On July 23, 2004 pursuant to the exercise by the underwriters of an over-allotment option, we closed the sale of an additional 450,000 shares of our common stock which resulted in proceeds to us of $2.4 million, net of underwriting discounts, commissions and offering costs.

In October 2004, we entered into a second product discovery and development collaboration agreement with Nestlé to work for a five-year collaborative period focusing on the discovery and commercialization of specified novel flavor ingredients in the coffee and coffee whiteners field. Under the terms of the agreement, Nestlé has agreed to pay us certain research and development funding totaling $11.7 million over five years, subject to earlier termination under specified circumstances. We are also eligible to receive milestone payments upon achievement of specific product discovery and development goals and, in the event of commercialization, we are entitled to receive royalties on future net sales of products containing a discovered novel flavor ingredient.

In March 2005, we were notified by the Flavor and Extract Manufacturers Association (FEMA) that our savory enhancers S807 and S336 have been determined to be Generally Recognized as Safe (GRAS) under the provisions of the Federal Food, Drug and Cosmetic Act, administered by the United States Food and Drug Administration, In addition, two of our other savory enhancers, S263 and S976, which are related to S336, were also determined to be GRAS.

Revenue

We derive revenue from our product discovery and development collaborations. To date, our revenue has come solely from research and development funding and milestone payments under our product discovery and development collaboration agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé. As of December 31, 2004, we have recognized cumulative revenue under our collaborations of $27.6 million. If any of these collaborative agreements were to be terminated, this could have a significant effect on future revenues.

From the company's inception date to the present, research and development payments represented the primary source of our revenue. Based on current collaborations, we anticipate that substantially all of our revenues in the near future will be derived from research and development payments, and we may receive additional milestone payments in the future upon the achievement of certain goals set forth in our collaboration agreements.

In addition, in the event our collaborators launch products incorporating our flavors, flavor enhancers and taste modulators, we will receive royalty payments based upon the future sales of those products, which, if received, could be significantly larger than research and development funding or milestone payments. In order for us to generate royalty revenue and become profitable, we must retain our existing or establish new product discovery and development collaborations and our collaborators must commercialize products incorporating one or more of our flavors, flavor enhancers or taste modulators. Our ability to generate royalty revenue is uncertain and will depend upon our ability to meet particular research, development and commercialization objectives.

Research and Development

Our research and development expenses consist primarily of costs associated with our discovery and development efforts in connection with our four primary programs: savory, sweet, salt and bitter. We track research and development costs by the type of cost incurred rather than by project. Research and development costs are comprised of salaries and other personnel related expenses, facilities and depreciation, research and development supplies, patent and licensing, and outside services. We charge research and development expenses to operations as incurred.

The research and development payments we have received from our collaboration agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé historically have not covered all of our research and development expenses. We expect that our research and development expenses are likely to increase in the future as a result of our existing product discovery and development collaborations, internal product discovery and development activities and technology development and any expansion of these activities.

At this time, due to the risks inherent in the discovery of flavors, flavor enhancers and taste modulators, we are unable to estimate with any certainty the costs we will incur in the continued development of our flavors, flavor enhancers and taste modulators for commercialization. In March 2005, we received FEMA GRAS determination on S807, S336, S263 and S976 from our savory program. We anticipate that we will receive FEMA GRAS determination on lead compounds in our sweet and salt programs within an estimated 18 to 24 months and 24 to 30 months, respectively from December 31, 2004. We have not determined an estimate for the timing of FEMA GRAS determination for taste modulators in our bitter program as of this time.

We anticipate that we will make determinations regarding the research and development projects to pursue and the funding of each project on an ongoing basis in response to the progress of each discovery and development program, as well as an ongoing assessment of its market potential. We cannot be certain when any net cash inflow from the commercialization of our flavors, flavor enhancers and taste modulators will commence.

In 2000, we paid $2.5 million to acquire a perpetual license from Aurora for the rights to the use of certain assays and paid Incyte $6.5 million for access to Incyte's database for a three year period. The use of these assays and the receptors identified from the database have been utilized in our efforts with its collaborative partners. The license and database were determined to have alternative future uses and therefore, capitalized and amortized to research and development expense over the estimated useful life of the license and over the three years of the access to the database.

Our ability to complete the development of our current product candidates is subject to many risks and uncertainties. These risks include the risks, among others, that:

- we are substantially dependent upon our collaborators for research and development funding;
- our collaborators may terminate their respective collaboration programs early;
- we may not be able to discover flavors, flavor enhancers or taste modulators with the desired taste attributes;
- we may not be successful in developing flavors, flavor enhancers or taste modulators with attributes required for use in commercial products;
- we may be unable to maintain FEMA GRAS determination for our savory product candidates; and
- we may be unable to obtain FEMA GRAS determination for candidates in our other programs.

If we do not complete the development of our flavors, flavor enhancers and taste modulators on a timely basis, our collaborators may terminate or not renew our collaboration agreements, we may begin receiving revenue from the commercialization of products incorporating our flavors, flavor enhancers and taste modulators later than anticipated, or not at all, and it may be more difficult to enter into new collaboration agreements. In any of these cases, we may require substantial additional funding in order to continue development of our flavors, flavor enhancers and taste modulators.

General and Administrative

General and administrative expenses consist primarily of salaries and other personnel related expenses related to business development, legal, financial and other administrative functions. We expect that our general and administrative expenses will continue to increase in 2005 as a result of becoming a public company due to the additional reporting requirements imposed on public companies, particularly in light of recently enacted legislation such as the Sarbanes-Oxley Act of 2002 and related governmental and securities industry rules and regulations.

Stock-Based Compensation

We have recorded deferred compensation for stock options and stock awards granted equal to the difference between the exercise price and the fair value of our common stock on the date of grant as determined for the purpose of recording our IPO cheap stock calculation. We record options or awards issued to non-employees at their fair value in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, and periodically remeasure them in accordance with Emerging Issues Task Force No. ("EITF") 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services*, and recognize them over the service period. In connection with the grant of stock options to employees, we recorded deferred stock-based compensation of $442,000 and $13.3 million for the years ended December 31, 2004 and 2003, respectively. We recorded these amounts as a component of stockholders' equity and amortize them, on an accelerated basis, as a non-cash charge to operations over the vesting period of the options. We recorded employee and non-employee stock-based compensation expense of $6.0 million, $6.3 million and $698,000 for the years ended December 31, 2004, 2003 and 2002, respectively. We expect that the charges to be recognized in future periods from amortization of deferred compensation related to employee stock option grants will be $2.3 million, $1.0 million and $143,000 for the years ending December 31, 2005, 2006 and 2007, respectively.

In December 2004, the Financial Accounting Standards Board (FASB) issued revised statement No. 123 (SFAS No. 123R), *Share-Based Payment,* which requires companies to expense the estimated fair value of employee stock options and similar awards. The accounting provisions of SFAS No. 123R will be effective for the third quarter of fiscal 2005. SFAS No. 123R permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

SFAS No. 123R, which provides certain changes to the method for valuing stock-based compensation among other changes, will apply to new awards and to awards that are outstanding on the effective date and are subsequently modified or cancelled. Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under SFAS No. 123. For such pro forma disclosures, please see the discussion under the heading "Stock-Based Compensation" in Note 1 to our Financial Statements. We are in the process of determining how the new method of valuing stock-based compensation as prescribed in SFAS No. 123R will be applied to valuing stock-based awards granted after the effective date and the impact the recognition of compensation expense related to such awards will have on our financial statements.

Results of Operations

Years Ended December 31, 2004, 2003 and 2002

Revenue Under Collaboration Agreements

We recorded revenue of $8.3 million, $9.5 million and $7.3 million during the years ended December 31, 2004, 2003 and 2002, respectively. Research and development payments and milestone payments under collaborations with Campbell Soup, Coca-Cola, Kraft Foods, and Nestlé accounted for 100% of total revenue for the years ended December 31, 2004, 2003 and 2002.

Research and Development Expenses

Our research and development expenses (excluding stock-based compensation expenses charged to research and development) were $16.9 million, $16.8 million and $17.6 million for the years ended December 31, 2004, 2003 and 2002. Stock-based compensation expenses charged to research and development for the years ended December 31, 2004, 2003 and 2002 were $1.4 million, $1.3 million and $540,000, respectively. A comparison of research and development expenses exclusive of stock-based compensation expenses by category is as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Salaries and personnel	$ 7,211	$ 5,466	$ 4,951
Facilities and depreciation	4,449	4,498	3,083
Research and development supplies	1,989	2,299	3,260
Patent and licensing	1,588	3,741	4,103
Outside services	1,357	479	1,950
Miscellaneous	313	317	289
Total research and development expenses	$ 16,907	$ 16,802	$ 17,635

Salaries and Personnel. Our expenses for research and development personnel, including consultants, were $7.2 million, $5.5 million and $5.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase of $1.7 million from 2003 to 2004 was primarily due to increases in payroll expenses, recruiting expenses and employee benefits expenses of approximately $1.4 million, $158,000 and $125,000, respectively. Our research and development staff increased from an average of 50 for the year ended December 31, 2003 to an average of 56 for the year ended December 31, 2004. The increase in staff was primarily to support continuing optimization of product candidates from our research programs. The increase of $515,000 from 2002 to 2003 was primarily due to increased salaries and recruiting expenses. Our research and development staff increased from an average of 45 for the year ended December 31, 2002 to an average of 50 for the year ended December 31, 2003. The increase in staff was primarily to support continuing optimization of product candidates from our research programs.

Facilities and Depreciation. Our facilities and depreciation expenses were $4.4 million, $4.5 million and $3.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease of $49,000 from 2003 to 2004 was primarily attributable to a reduction of depreciation expense of approximately $506,000, offset by an increase in rent expense and other related costs of approximately $436,000 incurred as a result of occupying additional space within our facility for the full year, as opposed to part of the year in 2003. The increase of $1.4 million from 2002 to 2003 was primarily attributable to expanding into additional space within our facility to accommodate additional research and development personnel hired for optimization of product candidates.

Research and Development Supplies. Our expenses for supplies used in research and development were $2.0 million, $2.3 million and $3.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease of $310,000 from 2003 to 2004 was primarily attributable to reduced screening activities as our research and development activities have advanced into certain less expensive optimization activities. The decrease of $961,000 from 2002 to 2003 was primarily attributable to reduced chemical library purchases and related screening activity as our research and development activities advanced into certain less expensive compound optimization activities.

Patent and Licensing. Our patent and licensing expenses were $1.6 million, $3.7 million and $4.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease of $2.2 million from 2003 to 2004 was primarily attributable to reduced licensing fees in 2004 compared to 2003. Included in licensing fees was the amortization of certain licenses totaling $2.9 million for the year ended December 31, 2003. The related licenses were fully amortized at December 31, 2003, thus we did not have any costs relating to the amortization of these licenses for the year ended December 31, 2004. This decrease was partially offset by an increase of approximately $656,000 incurred for outside patent legal fees associated with developing our intellectual property portfolio. The decrease of $362,000 from 2002 to 2003 was primarily attributable to reduced outside patent legal fees. Included in these costs was amortization of licenses totaling $2.9 million in 2003 and $3.0 million in 2002.

Outside Services. Our outside services expenses were $1.4 million, $479,000 and $2.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase of $878,000 from 2003 to 2004 was primarily attributable to costs incurred for outsourced development activities, including regulatory studies and product candidate synthesis scale-up. The decrease of $1.5 million from 2002 to 2003 was primarily attributable to the full year impact of the conclusion in 2002 of research and development support performed by Aurora, which totaled $2.0 million, partially offset by outsourced chemical synthesis and analysis of product candidates in 2003.

General and Administrative Expenses

Our general and administrative expenses (excluding stock-based compensation expenses charged to general and administrative) were $5.6 million, $4.1 million and $4.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Stock-based compensation expenses charged to general and administrative for the years ended December 31, 2004, 2003 and 2002 were $4.6 million, $5.0 million and $158,000, respectively. The $1.5 million increase in expenses (other than stock-based compensation expense) from 2003 to 2004 was primarily attributable to an increase in expenses for personnel and related expenses of approximately $849,000, an increase in facilities expense of approximately $319,000, and an increase in public relations and marketing costs of approximately $263,000. The $57,000 decrease in expenses from 2002 to 2003 was primarily attributable to a decrease of $492,000 in personnel and related expenses attributable to reduced business development activities and financing activities, offset by an increase of $280,000 in facility costs and $155,000 in legal and miscellaneous costs.

Stock-based Compensation

Our aggregate stock-based compensation expenses charged to both research and development and general and administrative expenses decreased to $6.0 million for the year ended December 31, 2004 from $6.3 million for the year ended December 31, 2003. The decrease in overall stock-based compensation expense is primarily due to a decrease in compensation expense in 2004 compared to 2003 for stock options granted to employees, partially offset by an increase in compensation expense in 2004 compared to 2003 for stock options granted to non-employees, as the fair value of these options at December 31, 2004 was revalued in accordance with EITF Issue No. 96-18. Our aggregate stock-based compensation expenses charged to both research and development and general and administrative expenses increased to $6.3 million for the year ended December 31, 2003 from $698,000 for the year ended December 31, 2002. The increase in overall stock-based compensation expense is primarily due to an increase in compensation expense in 2003 compared to 2002 for stock options granted to employees and the increase in fair values of options granted in 2003 as a result of our initial public offering in June 2004. In connection with the grant of stock options to employees, we recorded deferred stock-based compensation of $442,000 and $13.3 million for the years ended December 31, 2004 and 2003, respectively. We recorded these amounts as a component of stockholders' equity and amortize them, on an accelerated basis, as a non-cash charge to operations over the vesting period of the options.

Interest Income, net

Interest income was $435,000, $268,000 and $496,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The increase of $167,000 from 2003 to 2004 was primarily attributable to our higher average cash balances for the year ended December 31, 2004 as a result of our initial public offering in June 2004, which generated higher interest earnings on those balances. Conversely, the decrease of $228,000 from 2002 to 2003 was primarily attributable to our lower average cash balances from the year ended December 31, 2003 as compared to the year ended December 31, 2002, which generated lower interest earnings on those balances. Interest expense was $0, $70,000 and $157,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Interest expense decreased $70,000 from 2004 to 2003 and $87,000 from 2003 to 2002 due to the payment in full of equipment financing debt in July 2003.

Liquidity and Capital Resources

Since our inception, we have financed our business primarily through private and public placements of stock, research and development payments under our product discovery and development collaborations with Campbell Soup, Coca-Cola, Kraft Foods, and Nestlé, and interest income. As of December 31, 2004 we had received in excess of $106.2 million in proceeds from the sales of common and preferred stock. In addition, we had received $29.5 million in non-refundable research and development payments and non-refundable milestone payments from our collaboration agreements, and $2.3 million in interest income. Over the remaining life of our current collaboration agreements, we expect to receive an additional $19.2 million in non-refundable research and development payments from our collaborators. In addition, we may receive payments in the event we achieve research or development milestones and royalty payments in the event our collaborators commercialize products incorporating our flavors, flavor enhancers and taste modulators.

At December 31, 2004, we had $40.8 million in cash, cash equivalents and investments available-for-sale as compared to $17.1 million at December 31, 2003, an increase of $23.7 million. This overall increase resulted primarily from the sale of common stock for net proceeds of $35.0 million.

Operating Activities

Operating activities used cash of $10.1 million for the year ended December 31, 2004 compared to $8.3 million for the year ended December 31, 2003. Operating cash flow in 2004 compared to the prior year period reflects an increase in our net loss of $2.3 million. Non-cash expenses for the year ended December 31, 2004 decreased $3.7 million to $7.5 million for the year ended December 31, 2004 from $11.2 million for the year ended December 31, 2003. This decrease was primarily due to relative decreases in depreciation and license amortization expense of approximately $3.6 million, specifically the amortization of certain licenses totaling $2.9 million for the year ended December 31, 2003. The related licenses were fully amortized at December 31, 2003, thus we did not have any non-cash amortization expense relating to the amortization of these licenses for the year ended December 31, 2004. Additionally, net increases in operating assets and liabilities over the year ended December 31, 2004 provided cash of $2.1 million, while net decreases in operating assets and liabilities over the year ended December 31, 2003 used cash of $2.0 million.

Operating activities used cash of $8.3 million for the year ended December 31, 2003 compared to $8.7 million for the year ended December 31, 2002. Operating cash flow in 2003 compared to the prior year period reflects an increase in our net loss of $2.6 million. Non-cash expenses for the year ended December 31, 2003 increased $5.6 million to $11.2 million for the year ended December 31, 2003 from $5.5 million for the year ended December 31, 2002. This increase was primarily due to the increase in amortization of deferred compensation of $4.4 million from $635,000 in 2002 to $5.0 million in 2003. Additionally, stock-based compensation for non-employees increased $1.2 million from $63,000 in 2002 to $1.3 million in 2003. Additionally, net decreases in operating liabilities over the year ended December 31, 2003 used cash of $1.4 million, while net increases in operating liabilities over the year ended December 31, 2002 provided cash of $474,000.

Investing Activities

Investing activities used cash of $21.3 million for the year ended December 31, 2004, and provided cash of $1.7 million for the year ended December 31, 2003. Cash used in 2004 reflects the purchases of available-for-sale securities with the proceeds from our initial public offering in June 2004 to obtain higher rates of interest income. Cash provided in 2003 reflects the maturities of available-for-sale securities, partially offset by purchases of available-for-sale securities.

Investing activities provided cash of $1.7 million for the year ended December 31, 2003, and used cash of $8.1 million for the year ended December 31, 2002. Cash provided in 2003 reflects the maturities of available-for-sale securities, partially offset by purchases of available-for-sale securities. Cash used in 2002 reflects the purchases of available-for-sale securities to obtain higher rates of interest income, partially offset by the maturities of available-for-sale securities.

Financing Activities

Financing activities provided cash of $35.0 million for the year ended December 31, 2004, used cash of $1.7 million for the year ended December 31, 2003, and provided cash of $14.0 million for the year ended December 31, 2002. Cash provided by financing activities in 2004 reflects the net proceeds from the sale of common stock of $35.0 million, primarily from the sale of common stock during our initial public offering. Cash used by financing activities in 2003 reflects the repayment of equipment financing arrangements of $1.8 million, offset by the net proceeds of $53,000 from the issuance of common stock. Cash provided by financing activities in 2002 reflects the net proceeds from the issuance of preferred stock of $13.0 million and proceeds from equipment financing loans of $1.6 million, partially offset by the repayment of equipment financing loans of $905,000.

As of December 31, 2004 future minimum payments due under our contractual obligations are as follows (in thousands):

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$ 8,228	$ 4,054	$ 4,174	$ —	$ —
License payments	332	120	89	51	72
Total	$ 8,560	$ 4,174	$ 4,263	$ 51	$ 72

As of December 31, 2004, we had no long-term debt obligations.

As of December 31, 2004, we have net open purchase orders (defined as total open purchase orders at year end less any accruals or invoices charged to or amounts paid against such purchase orders) totaling approximately $213,000. In the next twelve months, we also plan to spend approximately $1.5 to $2.5 million on capital expenditures.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors may include, but are not limited to, the following:

- the rate of progress and cost of research and development activities;
- the number and scope of our research activities;
- the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- our ability to establish and maintain product discovery and development collaborations;
- the effect of competing technological and market developments;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish; and
- the extent to which we acquire or in-license new products, technologies or businesses.

We believe our available cash, cash equivalents, investments and existing sources of funding will be sufficient to satisfy our anticipated operating and capital requirements through at least the next 12 months.

Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities and research and development payments and milestone payments under our product discovery and development collaborations. Under our existing collaboration agreements, assuming all milestones are achieved and we receive all research and development funding, we may be entitled to payments which total up to $26.6 million. In 2005, we anticipate receiving $5.2 million in non-refundable research and development funding and $375,000 in milestone payments. This does not include any additional payments we may receive related to the achievement of additional milestones, or to new collaborations or extensions of existing collaborations. We may not receive the payments if the collaborations are terminated or not renewed, or if we do not achieve the milestones set forth in the collaboration agreements. In addition, the timing of the receipt of milestone payments in particular is uncertain, as we may achieve milestones significantly earlier or later than we currently expect. We continue to pursue additional collaborations, which could result in additional revenue. We may not recognize revenues for research and development funding or milestones if the collaborations are terminated, or if we do not achieve the milestones set forth in the collaboration agreements. Our expenses will vary based upon (but not limited to) the forward-looking factors listed above. Our non-cash stock-based compensation expense will vary upon the volatility of our stock price, the risk-free interest rate, the expected life of our stock options, the closing price of our stock, the strike price at which stock options are granted and the number of options granted. Our non-cash stock-based compensation expense will vary upon the implementation of SFAS No. 123R or other similar accounting changes.

As of December 31, 2004 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose or structured finance entities, which would have been established for the purposes of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to revenue recognition, long-lived assets, accrued liabilities, and income taxes. These estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our financial statements, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

Revenue Recognition.

Our revenue recognition policies are in compliance with the Staff Accounting Bulletin ("SAB") No. 101 (as amended by SAB No. 104), *Revenue Recognition in Financial Statements* and EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* Revenue is deferred for fees received before earned. Some of our agreements contain multiple elements, including research funding, milestones, and royalties.

Revenue from milestones is recognized when earned, as evidence by written acknowledgement from the collaborator or other persuasive evidence that the milestone has been achieved, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) our performance obligations after the milestone achievement will continue to be funded by the collaborator at a level comparable to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of our performance obligations under the agreement. Non-refundable upfront fees, if any, not associated with our future performance, will be recognized when received. Amounts received for research funding are recognized as revenues as the services are performed. Royalties to be received based on product sales made by our collaborators incorporating our product, if any, will be recognized as earned. To date, we have not earned any royalties.

Stock-based Compensation.

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, we account for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees*, and the Financial Accounting Standards Board, or FASB, Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB 25.* Pursuant to these guidelines, we measure the intrinsic value of the option or restricted stock award on its grant date as the difference between the purchase price of the restricted stock or the exercise price of employee stock options and the fair market value of our stock on the date of issuance or grant, and expense the difference, if any, over the vesting period of the option or restricted stock award.

SFAS No. 123 required stock-based compensation to be accounted for under the fair value method. If we adopted SFAS No. 123 to account for options granted to employees under our stock-based compensation plans, our loss would have been materially impacted. The impact of this method is disclosed in the notes to the financial statements.

Options or stock awards are issued to non-employees are recorded at their fair value in accordance with SFAS No. 123, and periodically remeasured in accordance with EITF No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services*, and recognized over the related service period.

New Accounting Pronouncements

In March 2004, the EITF reached a final consensus on Issue 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* EITF Issue No. 03-1 requires that when the fair value of an investment security is less than its carrying value, an impairment exists for which the determination must be made as to whether the impairment is other-than-temporary. The EITF Issue No. 03-1 impairment model applies to all investment securities accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and to investment securities accounted for under the cost method to the extent an impairment indicator exists. Under the guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss depends on market conditions and management's intent and ability to hold the securities with unrealized losses. In September 2004, the FASB approved FASB Staff Position, or FSP, EITF 03-1-1, which defers the effective date for recognition and measurement guidance contained in EITF 03-1 until certain issues are resolved. As of December 31, 2004, these issues have not yet been resolved. We do not expect the adoption of EITF 03-1 to have a material effect on our results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment,* which requires companies to expense the estimated fair value of employee stock options and similar awards. This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends FASB Statement No. 95, *Statement of Cash Flows.* The accounting provisions of SFAS No. 123R will be effective for the third quarter of fiscal 2005.

SFAS No. 123R permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB Opinion No. 25's intrinsic value method. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will be depend on levels of share-based payments granted in the future. However, valuation of employee stock options under SFAS No. 123R is similar to SFAS No. 123, with minor exceptions. For information about what our reported results of operations and earnings per share would have been had we adopted SFAS No. 123, please see the discussion under the heading "Stock-based Compensation" in Note 1 to our Financial Statements. Accordingly, the adoption of SFAS No. 123R's fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Due to timing of the release of SFAS No. 123R, we have not yet completed the analysis of the ultimate impact that this new pronouncement will have on the results of operations, nor the method of adoption for this new standard.

Risk Factors

You should consider carefully the following information about the risks described below, together with the other information contained in this annual report on Form 10-K and in our other public filings, in evaluating our business. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline.

Risks Related To Our Business

We are dependent on our product discovery and development collaborators for all of our revenue and we are dependent on our current and any future product discovery and development collaborators to develop and commercialize any flavors, flavor enhancers or taste modulators we may discover.

A key element of our strategy is to commercialize our flavors, flavor enhancers and taste modulators through product discovery and development collaborations. To date, all of our revenue has been derived solely from research and development payments and milestone payments received under collaboration agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé. Substantially all of our revenue in the foreseeable future will result from these types of payments from these collaborations, unless we successfully commercialize a product candidate through these or other collaborators and earn royalties on future sales of consumer products incorporating our flavors, flavor enhancers or taste modulators.

Our agreement with Campbell Soup provides for research and development funding until March 2006 and gives Campbell Soup the right to terminate the agreement earlier without cause on or after March 28, 2005, provided that it pay a specified termination fee if it terminates the agreement after March 28, 2005 but prior to March 28, 2006. Our agreements with Coca-Cola and Kraft Foods and our initial agreement with Nestlé provide for research and development funding until April 2008, May 2005 and April 2005, respectively, and give each party the right to conclude the respective collaborative program earlier for any reason upon payment to us of a termination fee, provided that Coca-Cola may terminate the collaborative period without payment of an early conclusion fee in the event that we fail to achieve a specified research and development goal by April 22, 2006, subject to payment of research funding through July 22, 2006. Our most recent agreement with Nestlé provides for research and development funding through October 2009 and gives Nestlé the right to terminate the agreement earlier without cause on or after October 26, 2006, provided that it pay additional specified research funding if it terminates the agreement after October 26, 2006 but prior to October 26, 2009. If any or all of our agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé expire or are terminated, our revenue would significantly decline and if all of our agreements expire or are terminated, our revenue would be substantially eliminated, which would have a material adverse effect on our business, financial condition and results of operations. Our collaborators may not renew their agreements with us or, if they do, they may not be on terms that are as favorable to us as our current agreements.

We do not currently have a commercialized product and cannot assure you we will have a commercialized product in the foreseeable future, or at all. We will be dependent on our current and any other possible future collaborators to commercialize any flavors, flavor enhancers or taste modulators that we successfully develop and to provide the sales, marketing and distribution capabilities required for the success of our business. We have limited or no control over the amount and timing of resources that our current or any future collaborators may devote to our programs or potential products. Our collaborators may decide not to devote the necessary resources to the commercialization of our flavors, flavor enhancers or taste modulators, or may pursue a competitor's product if our flavors, flavor enhancers or taste modulators do not have the characteristics desired by the collaborator. These characteristics include, among other things, enhancement properties, temperature stability, solubility, taste and cost. If these collaborators fail to conduct their commercialization, sales and marketing or distribution activities successfully and in a timely manner, we will earn little or no royalty revenues from our flavors, flavor enhancers and taste modulators and we will not be able to achieve our objectives or build a sustainable or profitable business.

Our present and any future product discovery and development collaboration opportunities could be harmed if:

- our existing or any future collaborators terminate their collaboration agreements with us prior to the expiration of the agreements;
- we do not achieve our research and development objectives under our collaboration agreements prior to the termination of the collaboration periods;
- we disagree with our collaborators as to the parties' respective licensing rights to our flavors, flavor enhancers and taste modulators, methods or other intellectual property we develop;
- we are unable to manage multiple simultaneous collaborations;
- potential collaborators fail to spend their resources on research and development due to general market conditions or for any other reason; or
- consolidation in our target markets limits the number of potential collaborators.

We may not be able to negotiate additional collaboration agreements having terms satisfactory to us or at all.

We may not be able to enter into additional product discovery and development collaborations due to the exclusive nature of our current product discovery and development collaborations. Each of our current collaboration agreements provides that we will conduct research and development on flavors, flavor enhancers and taste modulators for use within one or more defined packaged food and beverage product fields on an exclusive basis for the respective collaborator during the collaborative period specified in the agreement. Because each of these agreements is exclusive or co-exclusive, we will not be able to enter into a collaboration agreement with any other food and beverage company covering the same product field during the applicable collaborative period. In addition, our collaborators' competitors may not wish to do business with us at all due to our relationship with our collaborators. If we are unable to enter into additional product discovery and development collaborations, our ability to sustain or expand our business will be significantly diminished.

We may not be successful in developing flavors, flavor enhancers or taste modulators useful for formulation into products.

We may not succeed in developing flavors, flavor enhancers or taste modulators with the appropriate attributes required for use in successful commercial products. Successful flavors, flavor enhancers and taste modulators require, among other things, appropriate biological activity, including the correct flavor or flavor enhancer property for the product application, an acceptable safety profile, including lack of toxicity or allergenicity, and appropriate physical or chemical properties, including relative levels of stability, volatility and resistance to heat. Successful flavors, flavor enhancers and taste modulators must also be cost-efficient for our collaborators. We may not be able to develop flavors, flavor enhancers or taste modulators that meet these criteria.

If we or our collaborators are unable to obtain and maintain the GRAS determination or regulatory approval required before any flavors, flavor enhancers or taste modulators can be incorporated into products that are sold, we would be unable to commercialize our flavors, flavor enhancers and taste modulators and our business would be adversely affected.

In March 2005, we obtained a Generally Recognized as Safe, or GRAS, determination for S807, S336, S263 and S976. Apart from these compounds, we do not have GRAS determination or regulatory approval for any other product candidate at this time. In the United States, the development, sale and incorporation of our flavors, flavor enhancers or taste modulators into products are subject to regulation by the Food and Drug Administration, or FDA, and in some instances other government bodies. Obtaining and maintaining a GRAS determination or regulatory approval is typically costly and can take many years.

Depending on the amount or intended use of a particular flavor enhancer or taste modulator added to a product and the number of product categories in which the flavor enhancer or taste modulator will be incorporated, specific safety assessment protocols and regulatory processes must be satisfied before we or our collaborators can commercially market and sell products containing any flavors, flavor enhancers or taste modulators that we may discover. A key element of our strategy is to develop flavors, flavor enhancers and taste modulators that will be subject to review under the Flavor and Extract Manufacturers Association, or FEMA, GRAS process, which we expect will take 12 to 18 months and is less expensive than the alternative of filing a food additive petition with the FDA, approval of which can take eight years or more. The FEMA GRAS review process may take longer than 18 months and cost more than $1 million if additional safety studies are requested by the FEMA expert panel or are necessary to explain unexpected safety study findings. There is a risk that one or more of our product candidates may not qualify for a FEMA GRAS determination. This may occur for a variety of reasons, including the flavor enhancer or taste modulator's intended use, the amount of the flavor enhancer or taste modulator intended to be added to packaged foods and beverages, the number of product categories in which the flavor enhancer or taste modulator will be incorporated, whether the flavor enhancer or taste modulator imparts sweetness, the safety profile of the flavor enhancer or taste modulator and the FEMA expert panel's interpretation of the safety data. Even if we obtain a GRAS determination with respect to a flavor enhancer or taste modulator, the FDA has the ability to challenge such determination, which could materially adversely affect our ability to market products on schedule or at all. In the event that a particular flavor enhancer or taste modulator does not qualify for FEMA GRAS determination, we will be required to pursue a lengthy FDA approval process or dedicate our development efforts to alternative compounds, which would further delay commercialization. In addition, laws, regulations or FDA practice governing the regulatory approval process, the availability of the GRAS determination process or the manufacture or labeling of such products, may change in a manner that could adversely affect our ability to commercialize products on schedule or at all.

Sales of our flavors, flavor enhancers or taste modulators outside of the United States will be subject to foreign regulatory requirements. In most cases, whether or not a GRAS determination or FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. A GRAS determination or FDA approval in the United States or in any other jurisdiction does not ensure approval in other jurisdictions because the requirements from jurisdiction to jurisdiction may vary widely. Obtaining foreign approvals could result in significant delays, difficulties and costs for us and require additional safety studies and additional expenses. If we fail to comply with these regulatory requirements or to obtain and maintain required approvals, our ability to generate revenue will be diminished.

We and our collaborators may not be successful in overcoming these regulatory hurdles, which could result in product launch delays, unanticipated expenses, termination of collaborations, and flavors, flavor enhancers and taste modulators not being approved for incorporation into consumer products. These consequences would have a material adverse effect on our business financial condition and results of operations.

Even if we or our collaborators receive a GRAS determination or regulatory approval and incorporate our flavors, flavor enhancers or taste modulators into products, those products may never be commercially successful.

Even if we discover and develop flavors, flavor enhancers and taste modulators that obtain the necessary GRAS determination or regulatory approval, our success depends to a significant degree upon the commercial success of packaged food and beverage products incorporating those flavors, flavor enhancers or taste modulators. If these products fail to achieve or subsequently maintain market acceptance or commercial viability, our business would be significantly harmed because our royalty revenue is dependent upon consumer sales of these products. In addition, we could be unable to maintain our existing collaborations or attract new product discovery and development collaborators. Many factors may affect the market acceptance and commercial success of any potential products incorporating flavors, flavor enhancers or taste modulators that we may discover, including:

- health concerns, whether actual or perceived, or unfavorable publicity regarding our flavors, flavor enhancers and taste modulators or those of our competitors;
- the timing of market entry as compared to competitive products;
- the rate of adoption of products by our collaborators and other companies in the flavor industry; and
- any product labeling that may be required by the FDA or other United States or foreign regulatory agencies for products incorporating our flavors, flavor enhancers and taste modulators.

We have a history of operating losses and we may not achieve or maintain profitability.

We have not been profitable and have generated substantial operating losses since we were incorporated in September 1998. We incurred net losses of approximately $19.7 million for the year ended December 31, 2004. As of December 31, 2004, we had an accumulated deficit of approximately $84.4 million. We expect to incur additional losses for at least the next two years. The extent of our future losses will depend, in part, on the rate of increase in our operating expenses and the rate of growth, if any, in our revenue from our four existing and any future product discovery and development collaborations as well as from other sources that may become available to us in the future and on the level of our expenses. To date, our revenue has come solely from research and development funding and milestone payments under our product discovery and development collaboration agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé. In order for us to generate royalty revenue and become profitable, we must retain our existing product discovery and development collaborations and our collaborators must commercialize products incorporating one or more of our flavors, flavor enhancers or taste modulators, from which we can derive royalty revenues. Our ability to generate royalty revenue is uncertain and will depend upon our ability to meet particular research, development and commercialization objectives.

We expect that our results of operations will fluctuate from period to period, and this fluctuation could cause our stock price to decline, causing investor losses.

Our operating results have fluctuated in the past and are likely to vary significantly in the future based upon a number of factors, many of which we have little or no control over. We operate in a highly dynamic industry and future results could be subject to significant fluctuations. These fluctuations could cause us to fail to meet or exceed financial expectations of securities analysts or investors, which could cause our stock price to decline rapidly and significantly. Revenue and expenses in future periods may be greater or less than revenue and expenses in the immediately preceding period or in the comparable period of the prior year. Therefore, period-to-period comparisons of our operating results are not necessarily a good indication of our future performance. Some of the factors that could cause our operating results to fluctuate include:

- termination of any of our product discovery and development collaboration agreements;
- our ability to discover and develop flavors, flavor enhancers and taste modulators or the ability of our product discovery and development collaborators to incorporate them into packaged food and beverage products;
- our receipt of milestone payments in any particular period;
- the ability and willingness of collaborators to commercialize products incorporating our flavors, flavor enhancers and taste modulators on expected timelines, or at all;
- our ability to enter into new product discovery and development collaborations and technology collaborations or to extend the terms of our existing collaboration agreements and our payment obligations, expected revenue and other terms of any other agreements of this type;
- our ability, or our collaborators' ability, to successfully satisfy all pertinent regulatory requirements;
- the demand for our collaborators' products containing our flavors, flavor enhancers and taste modulators; and

- general and industry specific economic conditions, which may affect our collaborators' research and development expenditures.

The price of our common stock is volatile.

The market prices for securities of biotechnology companies historically have been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Since our initial public offering in June 2004, the price of our common stock has ranged from approximately $6 per share to approximately $13 per share in March 2005. The market price of our common stock may fluctuate in response to many factors, including:

- developments related to the FEMA GRAS determination and international regulatory approval of our products;
- developments concerning our collaborative agreements;
- announcements of technological innovations by us or others;
- developments in patent or other proprietary rights;
- results of safety evaluation of our flavors, flavor enhancers and taste modulators;
- results of consumer acceptance testing of our flavors, flavor enhancers and taste modulators by our collaborators;
- future sales of our common stock by existing stockholders;
- comments by securities analysts;
- general market conditions;
- fluctuations in our operating results;
- government regulation;
- failure of any of our flavors, flavor enhancers or taste modulators, if approved, to achieve commercial success; and
- public concern as to the safety of our flavors, flavor enhancers, and taste modulators.

Changes in financial accounting standards related to stock option expenses are expected to have a significant effect on our reported results.

The FASB recently issued a revised standard that requires that we record compensation expense in the statement of operations for employee stock options using the fair value method. The adoption of the new standard is expected to have a significant effect on our reported earnings, although it will not affect our cash flows, and could adversely impact our ability to provide accurate guidance on our projected future financial results due to the variability of the factors used to establish the value of stock options. As a result, the adoption of the new standard in the third quarter of fiscal 2005 could negatively affect our stock price and our stock price volatility.

We may need to obtain additional capital to fund our operations.

If we are unable to successfully commercialize our flavors, flavor enhancers and taste modulators, we may need to obtain additional capital or change our strategy to continue our operations. In addition, our business and

operations may change in a manner that would consume available resources at a greater rate than anticipated. In such event, we may need to raise substantial additional capital to, among other things:

- fund new research, discovery or development programs;
- advance additional product candidates into and through the regulatory approval process; and
- acquire rights to products or product candidates, technologies or businesses.

If we require additional capital to continue our operations, we cannot assure you that additional financing will be available on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, identify and develop flavors, flavor enhancers and taste modulators, develop technologies or otherwise respond to competitive pressures could be significantly limited. In addition, if financing is not available, we may need to alter our strategy or cease operations. In addition, issuances of debt or additional equity could impact the rights of the holders of our common stock, may dilute our stockholders' ownership and may impose restrictions on our operations. These restrictions could include limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments.

If we lose our key personnel or are unable to attract and retain qualified personnel, it could adversely affect our business.

Our success depends to a significant degree upon the continued contributions of our executive officers, management and scientific staff. If we lose the services of one or more of these people and, in particular, Kent Snyder, our President and Chief Executive Officer, or Mark Zoller, Ph.D., our Chief Scientific Officer and Sr. Vice President, Research, the relationships we have with our collaborators would likely be negatively impacted and we may be delayed or unable to develop new product candidates, commercialize our existing product candidates or achieve our other business objectives, any of which could cause our stock price to decline. We have entered into employment letter agreements with the following executive officers: Kent Snyder, Mark Zoller, Ph.D., Harry Leonhardt, Esq., our Vice President, General Counsel and Corporate Secretary and John Poyhonen, our Vice President and Chief Financial and Business Officer. The terms of these agreements are described under the heading "Management—Employment Agreements" in our prospectus filed pursuant to Rule 424(b) of the Securities Act with the SEC on June 22, 2004. We have entered into an employment letter agreement with Nigel R.A. Beeley, Ph.D., our Vice President, Discovery, the terms of which are included in Item 11 of this Form 10-K. All of our employees are at-will employees, which means that either we or the employee may terminate their employment at any time. We currently have no key person insurance.

In addition, our discovery and development programs depend on our ability to attract and retain highly skilled scientists, including molecular biologists, biochemists, chemists and engineers. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among technology-based businesses, particularly in the San Diego area. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and management personnel. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to meet the demands of our current or any future product discovery and development collaborators in a timely fashion or to support our independent discovery and development programs.

We may encounter difficulties managing our growth, which could adversely affect our business.

Our strategy includes entering into and working on simultaneous flavor and flavor enhancer discovery and development programs across multiple markets. We increased the number of our full-time employees from seven on December 31, 1999 to 74 on December 31, 2004 and we expect to continue to grow to meet our strategic objectives. If our growth continues, it will continue to place a strain on us, our management and our resources. Our ability to effectively manage our operations, growth and various projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, we may not achieve our research, development and commercialization goals. If we fail to improve our operational, financial and management information systems, or fail to effectively monitor or manage our new and future employees or our growth, our business would suffer significantly. In addition, no assurance can be made that we will be able to secure adequate facilities to house our staff, conduct our research or achieve our business objectives.

We will rely on third parties to manufacture our flavors, flavor enhancers and taste modulators on a commercial scale.

We do not have experience in manufacturing, nor do we have the resources or facilities to manufacture, flavors, flavor enhancers and taste modulators on a commercial scale. Therefore, the commercialization of our flavors, flavor enhancers and taste modulators will depend in part on our or our collaborators' ability to contract with third-party manufacturers of our flavors, flavor enhancers and taste modulators on a large scale, at a competitive cost, with the specified quality and in accordance with relevant food and beverage regulatory requirements. Any such third-party manufacturers may encounter manufacturing difficulties at any time that could result in delays in the commercialization of potential flavors, flavor enhancers and taste modulators. Our inability to find capable third-party manufacturers or to enter into agreements on acceptable terms with third-party manufacturers could delay commercialization of any products we may develop and may harm our relationships with our existing and any future product discovery and development collaborators and our customers. Moreover, if we are required to change from one third-party manufacturer to another for any reason, the commercialization of our products may be delayed further. In addition, if third-party manufacturers fail to comply with the FDA's good manufacturing practice regulations, then we may be subject to adverse regulatory action including product recalls, warning letters and withdrawal of our products, or our collaborators' or customers' products, from the market.

Further, because our flavors, flavor enhancers and taste modulators are regulated as food products under the Federal Food, Drug and Cosmetic Act, we and the third parties with which we collaborate or contract to manufacture, process, pack, import or otherwise handle our products or our product ingredients, may be required to comply with certain registration, prior notice submission, recordkeeping and other regulatory requirements. Failure of any party in the chain of distribution to comply with any applicable requirements under the Federal Food, Drug and Cosmetic Act or the FDA's implementing regulations may adversely affect the manufacture and/or distribution of our products in commerce.

If we acquire products, technologies or other businesses, we will incur a variety of costs, may have integration difficulties and may experience numerous other risks that could adversely affect our business.

If appropriate opportunities become available, we may consider acquiring businesses, technologies or products that we believe are a strategic fit with our business. We currently have no commitments or agreements with respect to, and are not actively seeking, any material acquisitions. We have limited experience in identifying acquisition targets, successfully acquiring them and integrating them into our current infrastructure. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. In addition, future acquisitions might be funded by issuances of additional debt or equity, which could impact your rights as a holder of our common stock and may dilute your ownership percentage. Any of the foregoing could have a significant adverse effect on our business, financial condition and results of operations.

Risks Related To Our Industry

Our ability to compete in the flavor and flavor enhancer market may decline if we do not adequately protect our proprietary technologies.

Our success depends in part on our ability to obtain and maintain intellectual property that protects our technologies and flavors, flavor enhancers and taste modulators. Patent positions may be highly uncertain and may involve complex legal and factual questions, including the ability to establish patentability of sequences relating to taste receptors, proteins, chemical synthesis techniques, compounds and methods for using them to modulate taste for which we seek patent protection. No consistent standard regarding the allowability or enforceability of claims in many of our pending patent applications has emerged to date. As a result, we cannot predict the breadth of claims that will ultimately be allowed in our patent applications, if any, including those we have in-licensed or the extent to which we may enforce these claims against our competitors. The degree of future protection for our proprietary rights is therefore highly uncertain and we cannot assure you that:

- we were the first to file patent applications or to invent the subject matter claimed in patent applications relating to the technologies upon which we rely;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- others did not publicly disclose our claimed technology before we conceived the subject matter included in any of our patent applications;
- any of our patent applications will result in issued patents;
- any of our patent applications will not result in interferences or disputes with third parties regarding priority of invention;
- any patents that may be issued to us, our collaborators or our licensors will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;
- we will develop additional proprietary technologies that are patentable;
- the patents of others will not have an adverse effect on our ability to do business; or
- new proprietary technologies from third parties, including existing licensors, will be available for licensing to us on reasonable commercial terms, if at all.

In addition, patent law outside the United States is uncertain and in many countries intellectual property laws are undergoing review and revision. The laws of some countries do not protect intellectual property rights to the same extent as domestic laws. It may be necessary or useful for us to participate in opposition proceedings to determine the validity of our competitors' patents or to defend the validity of any of our or our licensor's future patents, which could result in substantial costs and would divert our efforts and attention from other aspects of our business.

Technologies licensed to us by others, or in-licensed technologies, are important to our business. In particular, we depend on high-throughput screening technologies that we licensed from Aurora Biosciences, technology related to certain taste receptor sequences that we license from the University of California and others and technology related to compound libraries that we license from third parties. In addition, we may in the future acquire rights to additional technologies by licensing such rights from existing licensors or from third parties. Such in-licenses may be costly. Also, we generally do not control the patent prosecution, maintenance or enforcement of in-licensed technologies. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we do over our internally developed technologies. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a significant adverse effect on our business, financial condition and results of operations.

Many of the patent applications we and our licensors have filed have not yet been substantively examined and may not result in patents being issued.

Many of the patent applications filed by us and our licensors were filed recently with the United States Patent and Trademark Office and most have not been substantively examined and may not result in patents being issued. Some of these patent applications claim sequences that were identified from different publicly available sequence information sources such as the High-Throughput Genomic Sequences division of GenBank. It is difficult to predict whether any of our or our licensors' applications will ultimately be found to be patentable or, if so, to predict the scope of any allowed claims. In addition, the disclosure in our or our licensors' patent applications, particularly in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, it is difficult to predict whether any of our or our licensors' applications will be allowed, or, if so, to predict the scope of any allowed claims or the enforceability of the patents. Even if enforceable, others may be able to design around any patents or develop similar technologies that are not within the scope of such patents. Our and our licensors' patent applications may not issue as patents that will provide us with any protection or competitive advantage.

Disputes concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and extremely costly and could delay our research and development efforts.

Our commercial success, if any, will be significantly harmed if we infringe the patent rights of third parties or if we breach any license or other agreements that we have entered into with regard to our technology or business.

We are aware of other companies and academic institutions that have been performing research in the areas of taste modulation and flavors, flavor enhancers and taste modulators. In particular, other companies and academic institutions have announced that they have conducted taste-receptor research and have published data on taste receptor sequence information and taste receptors or filed patent applications or obtained patent protection on taste modulation or taste receptors and their uses, including Linguagen Corp., Mount Sinai School of Medicine, The Scripps Research Institute, the University of California, Monell Chemical Senses Corp., the Warner-Lambert Company, Virginia Commonwealth University and the German Institute of Human Nutrition. To the extent any of these companies or academic institutions currently have, or obtain in the future, broad patent claims, such patents could block our ability to use various aspects of our discovery and development process and might prevent us from developing or commercializing newly discovered flavors, flavor enhancers and taste modulators or otherwise conducting our business. The University of California, for example, claims certain patent rights relating to the coexpression of T1R receptors that may not have been licensed to us. While our technology is focused on the use of human T1R receptors, we cannot assure you that it does not infringe such patent rights. In such event, if we are not able to amend our license with the University of California to include such patent rights and our technology is found to interfere with or infringe such patent rights, our business, financial condition and results of operations could suffer a significant adverse effect. In addition, it is possible that some of the flavors, flavor enhancers or taste modulators that are discovered using our technology may not be patentable or may be covered by intellectual property of third parties.

We are not currently a party to any litigation, interference, opposition, protest, reexamination, reissue or any other potentially adverse governmental, ex parte or inter-party proceeding with regard to our patent or trademark positions. However, the life sciences and other technology industries are characterized by extensive litigation regarding patents and other intellectual property rights. Many life sciences and other technology companies have employed intellectual property litigation as a way to gain a competitive advantage. If we become involved in litigation, interference proceedings, oppositions, reexamination, protest or other potentially adverse intellectual property proceedings as a result of alleged infringement by us of the rights of others or as a result of priority of invention disputes with third parties, we might have to spend significant amounts of money, time and effort defending our position and we may not be successful. In addition, any claims relating to the infringement of third-party proprietary rights or proprietary determinations, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management's attention and resources, or require us to enter into royalty or license agreements that are not advantageous to us.

Should any person have filed patent applications or obtained patents that claim inventions also claimed by us, we may have to participate in an interference proceeding declared by the relevant patent regulatory agency to determine priority of invention and, thus, the right to a patent for these inventions in the United States. Such a proceeding could result in substantial cost to us even if the outcome is favorable. Even if successful on priority grounds, an interference action may result in loss of claims based on patentability grounds raised in the interference action. Litigation, interference proceedings or other proceedings could divert management's time and efforts. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruption in our business. Uncertainties resulting from initiation and continuation of any patent proceeding or related litigation could harm our ability to compete and could have a significant adverse effect on our business, financial condition and results of operations.

An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions, could undercut or invalidate our intellectual property position. An adverse ruling could also subject us to significant liability for damages, including possible treble damages, prevent us from using technologies or developing products, or require us to negotiate licenses to disputed rights from third parties. Although patent and intellectual property disputes in the technology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include license fees and ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all. Failure to obtain a license in such a case could have a significant adverse effect on our business, financial condition and results of operations.

If we are unable to protect our trade secrets and other proprietary information, we could lose any competitive advantage we may have, which could adversely affect our business.

We rely in part on trade secret protection for our confidential and proprietary information, know how and processes. Our policy is to execute proprietary information and invention agreements with our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not be disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of their employment shall be our exclusive property. There can be no assurance that we will be able to effectively enforce these agreements or that proprietary information is our exclusive property. There can be no assurance that the subject proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or that we can meaningfully protect our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Many potential competitors, including those who have greater resources and experience than we do, may develop products or technologies that make ours obsolete or noncompetitive.

The life sciences and other technology industries are characterized by rapid technological change, and the area of sensory or taste receptor research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Technological developments by others may result in our flavors, flavor enhancers or taste modulators and technologies becoming obsolete.

In particular, we face substantial competition from companies pursuing the commercialization of products and services relevant to taste using more traditional methods for the discovery of flavors, flavor enhancers and taste modulators. These competitors include leading flavor companies, such as International Flavors & Fragrances Inc., Givaudan SA, Symrise, Quest International and Firmenich. We currently compete and will continue to compete in the future with these companies in collaborating with and selling flavor products and technologies to manufacturers of packaged food and beverage products. Many of these companies have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, established relationships with consumer products companies and production facilities.

We are not aware of any products currently available or under development that would compete with the flavors, flavor enhancers and taste modulators that we are developing under our sweet and salt programs. Savory flavor enhancers, particularly inosine monophosphate, or IMP, are commercially available, and we will compete with the companies that produce these flavors. IMP is widely available and is a generally accepted food additive by the packaged food and beverage industry. As a result, our existing and future collaborators may choose to incorporate IMP or similar savory flavor enhancers into their packaged food and beverage products instead of our savory flavors, flavor enhancers and taste modulators. In addition, we may compete with bitter masking or bitter blocking compounds, such as adenosine 5' monophosphate, or AMP.

We may in the future face competition from life sciences and other technology companies and other commercial enterprises. These entities engage as we do in biotechnology, biology or chemistry and could apply this technology to the discovery and development of flavors, flavor enhancers and taste modulators. We are aware of one other company, Linguagen Corp., a privately-held company that we believe is involved in research on sweetness potentiators, salt substitutes and bitter blockers, specifically AMP, and has announced research and development collaborations with several companies. We cannot guarantee that products developed as a result of our competitors' existing or future collaborations will not compete with our flavors, flavor enhancers and taste modulators.

Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the sense of taste or secure patent protection that we may need for the development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

Our competitors, either alone or with their collaborative partners, may succeed in developing technologies or discovering flavors, flavor enhancers or taste modulators that are more effective, safer, more affordable or more easily commercialized than ours, and our competitors may obtain intellectual property protection or commercialize products sooner than we do. Developments by others may render our product candidates or our technologies obsolete. In addition, our current product discovery and development collaborators are not prohibited from entering into research and development collaboration agreements with third parties in any product field. Our failure to compete effectively would have a significant adverse effect on our business, financial condition and results of operations.

We may be sued for product liability, which could adversely affect our business.

Because our business strategy involves the development and sale by our collaborators of commercial products incorporating our flavors, flavor enhancers and taste modulators, we may be sued for product liability. We may be held liable if any product we develop and commercialize, or any product our collaborators commercialize that incorporates any of our flavors, flavor enhancers or taste modulators, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or consumer use. In addition, the safety studies we must perform and the FEMA GRAS determination we must obtain prior to incorporating our flavors, flavor enhancers and taste modulators into a commercial product will not protect us from any such liability.

If we and our collaborators commence sale of commercial products we will need to obtain product liability insurance, and this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our product discovery and development collaborators. We may be obligated to indemnify our product discovery and development collaborators for product liability or other losses they incur as a result of our flavors, flavor enhancers and taste modulators. Any indemnification we receive from such collaborators for product liability that does not arise from our flavors, flavor enhancers and taste modulators may not be sufficient to satisfy our liability to injured parties. If we are sued for any injury caused by our flavors, flavor enhancers and taste modulators or products incorporating our flavors, flavor enhancers and taste modulators, our liability could exceed our total assets.

We use hazardous materials. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our discovery and development process requires our employees to routinely handle hazardous chemical, radioactive and biological materials. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. As a result of the increase in size of our operations, we were recently re-classified from a small quantity to a large quantity generator of hazardous waste. This reclassification may result in increased scrutiny of our operations by the Environmental Protection Agency. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental regulations may impair our discovery and development efforts.

In addition, we cannot entirely eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Our property and casualty policy has very limited coverage for damages or cleanup costs related to radioactive contamination and pollutants and our general liability insurance policy excludes coverage for damages and fines arising from biological or hazardous waste disposal or contamination. We do not carry specific biological or hazardous waste insurance. We may be forced to curtail operations or be sued for any injury or contamination that results from our use or the use by others of these materials, and our liability may exceed our total assets.

Risks Related To Our Common Stock

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more complicated and the removal and replacement of our directors and management more difficult.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions may also make it difficult for stockholders to remove and replace our board of directors and management. These provisions:

- authorize the issuance of "blank check" preferred stock by our board of directors, without stockholder approval, which could increase the number of outstanding shares and prevent or delay a takeover attempt;
- limit who may call a special meeting of stockholders;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, the requirements of Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a third party from acquiring us. These requirements are described under the heading "Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter Provisions" in our prospectus filed pursuant to Rule 424(b) of the Securities Act with the SEC on June 22, 2004.

Our shareholder rights plan may hinder or prevent change of control transactions.

Our shareholder rights plans may discourage transactions involving an actual or potential change in our ownership. In addition, our board of directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership. If changes in our ownership are discouraged, delayed or prevented, it would be more difficult for our current board of directors to be removed and replaced, even if you and other stockholders believe such actions are in the best interests of us and our stockholders.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and management time related to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment requires the commitment of significant financial and managerial resources. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed and we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action could adversely affect our financial results and the market price of our common stock.

If our officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily the interests of other stockholders.

As of September 30, 2004, our executive officers, directors and stockholders with at least 5% of our stock together beneficially owned approximately 63% of our common stock. If these officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. The interests of this concentration of ownership may not always coincide with our interests or the interests of investors in this offering or other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership could depress our stock price.

We have never paid cash dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

Item 8. ***Financial Statements and Supplementary Data***

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Senomyx, Inc.

We have audited the accompanying balance sheets of Senomyx, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senomyx, Inc. at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

San Diego, California
February 14, 2005

Senomyx, Inc.

Balance Sheets

(In thousands, except share and per share data)

	December 31, 2004	December 31, 2003
Assets:		
Current assets:		
Cash and cash equivalents	$ 17,085	$ 13,493
Investments available-for-sale	23,762	3,565
Other current assets	1,213	1,257
Total current assets	42,060	18,315
Property and equipment, net	1,742	2,125
Total assets	$ 43,802	$ 20,440
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 3,208	$ 1,679
Other current liabilities	153	61
Deferred revenue	1,858	1,415
Total current liabilities	5,219	3,155
Deferred rent	210	181
Commitments		
Stockholders' equity:		
Convertible preferred stock, $.001 par value; 7,500,000 and 37,079,311 shares authorized, 0 and 25,825,827 shares designated, 0 and 25,825,826 issued and outstanding at December 31, 2004 and 2003; liquidation preference of $79,690	—	70,150
Common stock, $.001 par value, 120,000,000 and 51,495,732 shares authorized; 25,309,565 and 2,020,736 shares issued and outstanding at December 31, 2004 and 2003, respectively	25	2
Additional paid-in-capital	126,243	20,173
Deferred compensation	(3,492)	(8,540)
Accumulated other comprehensive income	(7)	1
Accumulated deficit	(84,396)	(64,682)
Total stockholders' equity	38,373	17,104
Total liability and stockholders' equity	$ 43,802	$ 20,440

See accompanying notes to financial statements.

Senomyx, Inc.

Statements of Operations

(In thousands, except share and per share data)

	Years Ended December 31, 2004	2003	2002
Revenue under collaborative agreements	$ 8,347	$ 9,537	$ 7,327
Operating expenses:			
Research and development	16,907	16,802	17,635
General and administrative	5,553	4,096	4,154
Stock-based compensation:			
Research and development	1,411	1,293	540
General and administrative	4,625	4,997	158
Total operating expenses	28,496	27,188	22,487
Loss from operations	(20,149)	(17,651)	(15,160)
Interest income	435	268	496
Interest expenses	—	(70)	(157)
Net loss	$ (19,714)	$ (17,453)	$ (14,821)
Basic and diluted net loss per share	$ (1.40)	$ (10.03)	$ (9.60)
Shares used to compute basic and diluted net loss per share	14,040,727	1,739,380	1,544,268
Pro forma net loss per common share assuming conversion of preferred stock, basic and diluted	$ (0.89)	$ (0.97)	$ (0.84)
Shares used in computing pro forma net loss per common share assuming conversion of preferred stock, basic and diluted	22,143,380	17,944,686	17,749,574

See accompanying notes to financial statements.

Senomyx, Inc.
Statements of Stockholders' Equity
(In thousands, except for share data)

	Preferred Stock		Common Stock		Common stock issuable	Additional paid-in capital	Deferred compensation	Unrealized gain (loss) on investments	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2001	21,312,752	$ 57,147	1,769,257	$ 2	$ 6	$ 5,305	$ (996)	$ —	$ (32,408)	$ 29,056
Issuance of Series E Convertible preferred stock at $2.8999 per share for cash, net of issuance costs of $85	4,513,074	13,003	—	—	—	—	—	—	—	13,003
Issuance of common stock related to license agreement	—	—	1,632	—	(4)	4	—	—	—	—
Issuance of common stock to consultants	—	—	1,020	—	(2)	2	—	—	—	—
Issuance of common stock to employees related to the exercise of options	—	—	218,225	—	—	290	—	—	—	290
Repurchase of common stock from employees	—	—	(46,243)	—	—	(16)	—	—	—	(16)
Compensation related to restricted stock issued to consultants	—	—	—	—	—	63	—	—	—	63
Compensation related to common stock issuable related to license agreement	—	—	—	—	3	—	—	—	—	3
Amortization of deferred compensation	—	—	—	—	—	—	635	—	—	635
Reduction of deferred compensation for unvested employee common stock options and restricted shares repurchased	—	—	—	—	—	(73)	73	—	—	—
Comprehensive loss:										
Unrealized gain on investments	—	—	—	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	—	—	—	(14,821)	(14,821)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(14,815)
Balance at December 31, 2002	25,825,826	70,150	1,943,891	2	3	5,575	(288)	6	(47,229)	28,219
Issuance of common stock related to license agreement	—	—	4,080	—	(3)	3	—	—	—	—
Issuance of common stock to employees related to the exercise of options	—	—	29,273	—	—	23	—	—	—	23
Repurchase of unvested common stock from employees	—	—	(23,826)	—	—	(19)	—	—	—	(19)
Compensation related to stock options to employees	—	—	—	—	—	13,329	(13,329)	—	—	—
Issuance of restricted stock issued to consultants	—	—	67,318	—	—	49	—	—	—	49
Compensation related to restricted stock issued to consultants	—	—	—	—	—	1,253	—	—	—	1,253
Amortization of deferred compensation	—	—	—	—	—	—	5,037	—	—	5,037
Reduction of deferred compensation for unvested employee common stock options and restricted shares repurchased.	—	—	—	—	—	(40)	40	—	—	—
Comprehensive loss:										
Unrealized loss on investments	—	—	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	—	(17,453)	(17,453)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(17,458)
Balance at December 31, 2003	25,825,826	70,150	2,020,736	2	—	20,173	(8.540)	1	(64,682)	17,104

Senomyx, Inc.
Statements of Stockholders' Equity
(In thousands, except for share data)

	Preferred Stock		Common Stock		Common stock issuable	Additional paid-in capital	Deferred compensation	Unrealized gain (loss) on investments	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2003	25,825,826	$ 70,150	2,020,736	$ 2	$ —	$ 20,173	$ (8,540)	$ 1	$ (64,682)	$ 17,104
Issuance of common stock to employees related to the exercise of options	—	—	667,509	1	—	688	—	—	—	689
Repurchase of unvested common stock from employees and consultants	—	—	(41,661)	—	—	(31)	—	—	—	(31)
Compensation related to stock options to employees	—	—	—	—	—	442	(442)	—	—	—
Compensation related to restricted stock issued to consultants	—	—	—	—	—	1,119	—	—	—	1,119
Amortization of deferred compensation	—	—	—	—	—	—	4,917	—	—	4,917
Reduction of deferred compensation for unvested employee stock options	—	—	—	—	—	(573)	573	—	—	—
Issuance of common stock related to exercise of warrant	—	—	7,675	—	—	—	—	—	—	—
Conversion of preferred stock to common stock	(25,825,826)	(70,150)	16,205,306	16	—	70,134	—	—	—	—
Issuance of common stock in initial public offering, net of issuance costs	—	—	6,450,000	6	—	34,291	—	—	—	34,297
Comprehensive loss:										
Unrealized loss on investments	—	—	—	—	—	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	—	—	—	(19,714)	(19,714)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(19,722)
Balance at December 31, 2004	—	$ —	25,309,565	$ 25	$ —	$ 126,243	$ (3,492)	$ (7)	$ (84,396)	$ 38,373

See accompanying notes to financial statements.

Senomyx, Inc.
Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2004	2003	2002
Operating Activities			
Net loss	$ (19,714)	$ (17,453)	$ (14,821)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,462	2,017	1,829
Common stock issued for license	—	—	3
Amortization of loan discount	—	8	5
Stock-based compensation for non-employees	1,119	1,253	63
Amortization of deferred compensation	4,917	5,037	635
Amortization of license fees	—	2,868	3,007
Change in operating assets and liabilities:			
Other assets	44	(581)	77
Accounts payable and accrued expenses	1,621	(435)	87
Deferred revenue	443	(1,151)	387
Deferred rent	29	181	—
Net cash used in operating activities	(10,079)	(8,256)	(8,728)
Investing activities			
Purchases of property and equipment	(1,079)	(552)	(2,370)
Purchases of available-for-sale securities	(27,505)	(9,715)	(30,953)
Maturities of available-for-sale securities	7,300	11,927	25,177
Net cash (used in) provided by investing activities	(21,284)	1,660	(8,146)
Financing activities			
Proceeds from loans	—	—	1,580
Repayment of loans	—	(1,768)	(905)
Proceeds from issuance of preferred stock	—	—	13,003
Proceeds from issuance of common stock	34,986	53	274
Repurchase of common stock	(31)	—	—
Net cash provided by (used in) financing activities	34,955	(1,715)	13,952
Net increase (decrease) in cash and cash equivalents	3,592	(8,311)	(2,922)
Cash and cash equivalents at beginning of year	13,493	21,804	24,726
Cash and cash equivalents at end of year	$ 17,085	$ 13,493	$ 21,804
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ —	$ 74	$ 147
Supplemental schedule of non-cash investing and financing activities:			
Conversion of preferred stock into common stock	$ 70,150	$ —	$ —

See accompanying notes to financial statements.

Senomyx, Inc.
Notes to Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization and Business

Senomyx, Inc. (the "Company") was incorporated on September 16, 1998 in Delaware and commenced operations in January 1999. The Company is a biotechnology company using proprietary taste receptor-based assays, screening technologies and optimization chemistry to discover and develop novel flavors, flavor enhancers and taste modulators for the packaged food and beverage industry. The Company has entered into product discovery and development collaborations with four of the world's leading packaged food and beverage companies: Campbell Soup Company ("Campbell Soup"), The Coca-Cola Company ("Coca-Cola"), Kraft Foods Global, Inc. ("Kraft Foods"), and Nestlé SA ("Nestlé"). The Company's collaboration agreements provide for research funding, milestone payments if the Company achieves development goals and royalties on future sales of consumer products incorporating the Company's flavors, flavor enhancers and taste modulators. The Company currently has programs focused on the development of savory, sweet, salt and bitter flavors, flavor enhancers and taste modulators.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of less than three months when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Investments Available-for-Sale

The Company's surplus cash is invested in auction rate securities, government agency bonds and United States Treasury securities with maturity dates of less than one year. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity with all amortization and accretion included in interest income. The Company's short-term investments are classified as available-for-sale and carried at estimated fair value, as determined by quoted market prices, with unrealized gains and losses reported in a separate component of accumulated other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, investments available-for-sale, accounts payable and accrued expenses are considered to be representative of their respective fair value because of the short-term nature of those items.

Concentration of Credit Risk and Major Collaborations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, cash equivalents and investments available-for-sale. The Company limits its exposure to credit loss by placing its cash, cash equivalents, and investments with high credit quality financial institutions in instruments with short maturities.

The Company derives its revenues from a relatively small number of collaborators. For the year ended December 31, 2004, revenues from four collaborators accounted for 17%, 23%, 24% and 36%, respectively, of total revenues. For the year ended December 31, 2003, revenues from four collaborators accounted for 22%, 28%, 28% and 22%, respectively, of total revenues. For the year ended December 31, 2002, revenues from four collaborators accounted for 31%, 23%, 27% and 19%, respectively, of total revenues.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over the estimated useful lives of the assets (ranging from three to five years) using the straight-line method. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain.

Intangible Assets

The Company amortizes intangible assets over their estimated useful lives. To date, the intangible assets have consisted of certain technology and databases acquired from Aurora Biosciences Corporation ("Aurora") and Incyte Genomics, Inc. ("Incyte") which were amortized to research and development expense over three years. As of December 31, 2003, the intangible assets were fully amortized.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. There have been no indicators of impairment through December 31, 2004.

Revenue Recognition

The Company's revenue recognition policies are in compliance with the Staff Accounting Bulletin ("SAB") No. 101 (as amended by SAB No. 104), *Revenue Recognition in Financial Statements* and Emerging Issues Task Force ("EITF") Issue 00-21, *Revenue Arrangements with Multiple Deliverables*. Revenue is deferred for fees received before earned. Some of the Company's agreements contain multiple elements, including research funding, milestones and royalties.

Revenue from milestones is recognized when earned, as evidenced by written acknowledgment from the collaborator or other persuasive evidence that the milestone has been achieved, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) the Company's performance obligations after the milestone achievement will continue to be funded by the collaborator at a level comparable to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of the Company's performance obligations under the agreement. Non-refundable upfront fees, if any, not associated with future Company performance, will be recognized when received. Amounts received for research funding are recognized as revenues as the services are performed. Royalties to be received based on product sales made by our collaborators incorporating our product, if any, will be recognized as earned. To date, the Company has not earned any royalties.

Research and Development

Research and development costs, including those incurred in relation to the Company's collaborative agreements, are expensed in the period incurred. Research and development costs primarily consist of salaries and related expenses for personnel, facilities and depreciation, research and development supplies, patents and licenses and outside services. The Company has licensed certain technology and databases used in its collaborative agreements, which have been capitalized in accordance with SFAS No. 2,

Accounting for Research and Development Costs, and amortized to research and development expense over their estimated useful lives.

Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company's accumulated other comprehensive income (loss), as of December 31, 2004 and 2003, consisted of unrealized gains and losses on investments available-for-sale and is reported in stockholders' equity.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as deferred rent in the accompanying balance sheets.

Stock-Based Compensation

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations in accounting for its employee stock options. Under APB No. 25, when the purchase price of restricted stock or the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of issuance or grant, no compensation expense is recognized. The Company has recorded deferred stock compensation of $13.3 million during the year ended December 31, 2003 and $442,000 during the year ended December 31, 2004 for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant dates. Deferred stock compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation ("FIN") No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, over the vesting period of the related options, generally four years.

Options or stock awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, and EITF No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services*, and are periodically revalued as the options vest and are recognized as expense over the related service period. The Company granted stock options and stock awards to non-employees as follows: 468,937, 97,508, and 134,636 for the years ended December 31, 2004, 2003 and 2002, respectively. Compensation expense related to non-employee stock option grants and stock awards was $1.1 million, $1.3 million and $63,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The options were valued using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2004, 2003 and 2002: (a) risk free interest rates of 3.0%; (b) dividend yield of 0%, (c) expected volatility of 70%; and (d) expected life of five years for all periods.

As required under SFAS No. 123, the pro forma effects of employee stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of options issued to employees was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for the years ended December 31, 2004, 2003, and 2002: (a) risk-free interest rate of 3.0%; (b) expected dividend yield of 0%; (c) volatility factor of 70%; and (d) five-year estimated life of the options. The estimated weighted average fair value of stock options granted during 2004, 2003 and 2002 was $6.55, $15.74 and $0.45, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company's pro forma information follows (in thousands, except per share data):

	Years ended December 31,		
	2004	2003	2002
Net loss as reported	$ (19,714)	$ (17,453)	$ (14,821)
Add: Stock-based employee compensation expense included in net loss	4,917	5,037	635
Deduct: Stock-based employee compensation expense determined under fair value method	(6,452)	(5,120)	(436)
Pro forma net loss	$ (21,249)	$ (17,536)	$ (14,622)
Basic and diluted net loss per share as reported	$ (1.40)	$ (10.03)	$ (9.60)
Pro forma basic and diluted net loss per share	$ (1.51)	$ (10.08)	$ (9.47)

Net Loss Per Share

The Company calculated net loss per share in accordance with SFAS No. 128, *Earnings Per Share*, and SAB No. 98. Basic earnings per share ("EPS") is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, convertible preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

The following table sets forth the computation of basic and diluted, and unaudited pro forma basic and diluted, net loss per share for the respective periods. The unaudited pro forma basic and diluted net loss per share represent the weighted average common shares outstanding reduced by the weighted average unvested common shares subject to repurchase, and gives the effect to the conversion of the convertible preferred stock into shares of common stock as if converted at the date of original issuance.

	Year ended December 31,		
	2004	2003	2002
Historical:			
Net loss	$ (19,714)	$ (17,453)	$ (14,821)
Weighted average common shares	14,354,942	1,975,074	1,890,369
Weighted average unvested common shares subject to repurchase	(314,215)	(235,694)	(346,101)
Denominator for basic and diluted earnings per share	14,040,727	1,739,380	1,544,268
Basic and diluted net loss per share	$ (1.40)	$ (10.03)	$ (9.60)
Pro forma:			
Net loss	$ (19,714)	$ (17,453)	$ (14,821)
Pro forma basic and diluted net loss per share	$ (0.89)	$ (0.97)	$ (0.84)
Shares used above	14,040,727	1,739,380	1,544,268
Pro forma adjustment to reflect assumed weighted average effect of conversion of preferred stock	8,102,653	16,205,306	16,205,306
Pro forma shares used to compute basic and diluted net loss per share	22,143,380	17,944,686	17,749,574

	Year ended December 31,		
	2004	2003	2002
Historical outstanding antidilutive securities not included in diluted net loss per share calculation:			
Preferred stock*	8,102,653	16,205,306	16,205,306
Common stock subject to repurchase	228,092	211,862	297,123
Options to purchase common stock	1,992,710	1,404,598	631,678
Warrants	—	10,199	10,199
	10,323,455	17,831,965	17,144,306

* Represents the number of shares of common stock into which preferred stock was convertible.

Segment Reporting

The Company currently operates in a single operating segment. The Company generates revenues from collaborations that result primarily from its underlying research and development activities. In addition, financial results are prepared and reviewed by management as a single operating segment. The Company periodically evaluates the benefits of operating in distinct segments and will report accordingly when such distinction is made.

Effect of New Accounting Standards

In March 2004, the EITF reached a final consensus on Issue 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* EITF Issue No. 03-1 requires that when the fair value of an investment security is less than its carrying value, an impairment exists for which the determination must be made as to whether the impairment is other-than-temporary. The EITF Issue No. 03-1 impairment model applies to all investment securities accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and to investment securities accounted for under the cost method to the extent an impairment indicator exists. Under the guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss depends on market conditions and management's intent and ability to hold the securities with unrealized losses. In September 2004, the Financial Accounting Standards Board ("FASB") approved

FASB Staff Position EITF 03-1-1, which defers the effective date for recognition and measurement guidance contained in EITF Issue No. 03-1 until certain issues are resolved. As of December 31, 2004 these issues have not been resolved. The Company does not expect the adoption of EITF Issue No. 03-1 to have a material effect on its results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123R, *Share Based Payment.* This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows.* This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005.

SFAS No. 123R permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will be depend on levels of share-based payments granted in the future. However, valuation of employee stock options under SFAS No. 123R is similar to SFAS No. 123, with minor exceptions. The impact on the results of operations and earnings per share had the Company adopted SFAS No. 123, is described in stock based compensation section of Note 1 above. Accordingly, the adoption of SFAS No. 123R's fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Due to timing of the release of SFAS No. 123R, the Company has not yet completed the analysis of the ultimate impact that this new pronouncement will have on the results of operations, nor the method of adoption for this new standard.

2. Balance Sheet Details

Investments Available-for-Sale

The following is a summary of investments available-for-sale securities at December 31, 2004 (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Auction Rate Securities	$ 13,775	$ —	$ —	$ 13,775
Government Agency Bonds	9,994	—	(7)	9,987
	$ 23,769	$ —	$ (7)	$ 23,762

The following is a summary of investments available-for-sale securities at December 31, 2003 (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Government Agency Bonds	$ 2,792	$ 1	$ —	$ 2,793
United States Treasury Securities	772	—	—	772
	$ 3,564	$ 1	$ —	$ 3,565

Gross realized gains and losses on available-for-sale securities were immaterial during the years ended December 31, 2004 and 2003. All of the available-for-sale securities have a contractual maturity at December 31, 2004 of one year or less.

Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2004	December 31, 2003
Scientific equipment	$ 5,648	$ 5,158
Computer equipment	1,974	1,711
Furniture and fixtures	346	223
Leasehold improvements	790	587
	8,758	7,679
Less accumulated depreciation and amortization	(7,016)	(5,554)
	$ 1,742	$ 2,125

Depreciation and amortization expense was $1.5 million, $2.0 million, and $1.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Accounts payable	$ 463	$ 372
Accrued employee benefits	1,648	906
Other accrued liabilities	1,097	401
	$ 3,208	$ 1,679

3. Product Discovery and Development Collaborations

Campbell Soup Company. In March 2001, the Company entered into a collaboration agreement with Campbell Soup to work for a three-year collaborative period for the discovery and development of specified flavors and flavor enhancers. The agreement requires Campbell Soup to make research funding payments over three years totaling $3.6 million. The Company is also eligible to receive milestone payments upon the achievement of a specific product development goal and, in the event of commercialization, receive royalties on future net sales of collaborator products containing a discovered ingredient.

The agreement was amended in July 2002 to provide for an option to negotiate the right to expand the field to include additional specified products. The Company received $1.8 million from Campbell Soup for the option, which was recorded as deferred revenue and recognized as revenue ratably over the remaining term of the agreement (20 months). The agreement was further amended in November 2002 to redefine earned royalties during the royalty term.

In July 2003, the Company received $650,000 in additional research support funding and expense reimbursement. The payment was recorded as deferred revenue and is being recognized as revenue ratably over the remaining term of the agreement (eight months).

The agreement was further amended in March 2004 to extend the collaborative period until the earlier of March 2006 or when a flavor or flavor enhancer selected by Campbell's receives Generally Recognized as Safe determination, subject to earlier termination under specified circumstances. Under the terms of the extension, the Company will provide additional research and receive additional research funding totaling $3.0 million for two additional years.

Through December 31, 2004, the Company has received $7.9 million in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $10.1 million. There is no guarantee that the Company will receive any milestone payments or royalties under this collaboration.

The Coca-Cola Company. In April 2002, the Company entered into a collaboration agreement with Coca-Cola for the discovery and development of specified flavors and flavor enhancers. The agreement requires Coca-Cola to make research funding payments over three years totaling $6.0 million. The Company is also eligible to receive milestone payments upon the achievement of specific product development goals and, in the event of commercialization, receive royalties on future sales of collaborator products containing a discovered ingredient.

The agreement was amended in April 2004 to extend the collaborative period until April 2008, subject to earlier termination under specified circumstances. Under terms of the extension, the Company will provide additional research and receive additional research funding totaling $6.0 million for three additional years.

Through December 31, 2004, the Company has received $5.5 million in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $14.8 million. There is no guarantee that the Company will receive any milestone payments or royalties under this collaboration.

Kraft Foods Global, Inc. In December 2000, the Company entered into a collaboration agreement with Kraft Foods for the discovery and development of flavor enhancers. Under the terms of the collaboration, Kraft Foods agreed to pay research funding of approximately $1.4 million per year for three years. In May 2002, the agreement was amended to provide for an additional collaborative program. The level of research support under the original program was reduced from $1.4 million to $1.1 million per year for the remainder of the research term. The Company is eligible to receive milestone payments upon the achievement of specific product development goals and, in the event of commercialization, receive royalties on future net sales of collaborator products containing a discovered ingredient.

Kraft Foods agreed to make research funding payments related to the additional program of $1.8 million over the period from May 2002 through December 2003 and $1.8 million over the period from January 2004 through May 2005. The research effort approximates the funding levels. The Company is also eligible to receive milestone payments upon the achievement of specific product development goals and receive royalties on net sales of collaborator products containing a discovered ingredient related to this additional program. The Company earned a milestone in 2002 from the additional research program.

Through December 31, 2004, the Company has received $7.2 million in research and development funding and one milestone payment of $375,000. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $8.6 million. There is no guarantee that the Company will receive any further milestone payments or royalties under this collaboration.

Nestlé. In April 2002, the Company entered into a collaboration agreement with Nestlé for the discovery and development of specified flavors and flavor enhancers. The agreement requires Nestlé to make research funding payments over three years totaling $7.0 million. The Company is also eligible to receive milestone payments upon the achievement of specific product development goals and, in the event of commercialization, receive royalties on future net sales of collaborator products containing a discovered ingredient. The Company received payments for the achievement of three milestones in 2002, 2003, and 2004.

Through December 31, 2004, the Company has received $7.0 million in research and development funding and three milestone payments of $375,000 each. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $9.6 million. There is no guarantee that the Company will receive any further milestone payments or royalties under this collaboration.

In October 2004, the Company entered into a second product discovery and development collaboration agreement with Nestlé to work for a five-year collaborative period focusing on the discovery and commercialization of specified novel flavor ingredients. Under the terms of the agreement, Nestlé has agreed to pay to the Company certain research and development funding totaling $11.7 million over five years, subject to earlier termination under specified circumstances. The Company is also eligible to receive milestone payments upon achievement of specific product discovery and development goals, and in the event of commercialization, is entitled to receive royalties on future net sales of products containing a discovered novel flavor ingredient. There is no guarantee that the Company will receive any milestone payments or royalties under this collaboration.

Under this second agreement, through December 31, 2004, the Company has received $450,000 in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $13.1 million. There is no guarantee that the Company will receive any milestone payments or royalties under this collaboration.

In connection with the above listed collaboration agreements, the Company has recognized revenue of $8.3 million, $9.5 million and $7.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004 and 2003, the Company has deferred revenue of $1.9 million and $1.4 million, respectively.

4. Technology Collaborations and License Agreements

Aurora Biosciences Corporation. In November 2000, the Company entered into a technology collaboration and license agreement with Aurora to develop certain assay technologies, which was amended in April 2002. Under the collaboration, Aurora employed its proprietary technologies to develop high-throughput screening assays for the Company. The agreement terminated in October 2002 and Invitrogen Corporation subsequently acquired certain surviving rights and obligations under this agreement. Under the surviving terms of the agreement, the Company maintains exclusive rights to use certain proprietary screening technologies with its taste receptor targets for the discovery of flavors and flavor enhancers. These exclusive rights are subject to rights granted under other current and future license agreements in connection with the purchase of certain screening systems, as well as Invitrogen's right to grant licenses under its proprietary technology to academic, government and other non-profit organizations. The Company paid a licensing fee of $2.5 million that was capitalized and amortized to research and development expense over the estimated useful life of three years. As of December 31, 2003, the license was fully amortized. The Company made cash research funding payments to Aurora totaling $4.7 million for development services provided from November 2000 through October 2002 and a $100,000 milestone payment following the delivery of specified assays for the discovery of flavor and fragrance molecules. All of these amounts were expensed as incurred in each accounting period. In addition, in November 2000, Aurora purchased 1,000,000 shares of the Company's Series C Convertible Preferred Stock for $4.8 million in cash. The Company recognized expense related to research funding and amortization of the license fee of $0, $694,000 and $2.8 million for the years ended December 31, 2004, 2003 and 2002.

Incyte Genomics, Inc. In December 2000, the Company entered into a three-year agreement with Incyte that provided the Company with access to Incyte's databases for the identification of receptors that play a role in taste and smell in order to accelerate the Company's discovery of flavor and fragrance molecules. Under the terms of the agreement, the Company was required to pay $6.5 million for the databases. Concurrent with the signing of the agreement, Incyte agreed to purchase 869,328 shares of the Company's Series D Convertible Preferred Stock for $6.5 million. Since the amounts exchanged were equal, the Company accounted for the transaction as a non-monetary exchange in 2000. The Company capitalized the cost of the database and amortized the cost to research and development expense over the three-year term of the agreement. The value ascribed to the databases of $6.5 million was based on the fair value of the preferred stock issued. The Company recorded amortization expense of $0, $2.2 million and $2.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company also has other license agreements, of which the Company recognized expenses of $1.1 million, $934,000 and $442,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The fees were charged to research and development expense.

5. Commitments

Leases and Loans

The Company leases its primary office facility under an operating lease agreement that expires on December 31, 2006, subject to a five-year extension option by the Company. The lease provides for an annual minimum 3% rent increase. Gross rent expense for the years ended December 31, 2004, 2003 and 2002 was $4.0 million, $3.9 million, and $2.9 million, respectively. The Company subleases part of the facility, and the sublease rental income for the years ended December 31, 2004, 2003 and 2002 was $899,000, $1.4 million and $1.4 million, respectively. Sublease income is recorded as an offset to the Company's allocated facilities costs. The Company has also entered into various operating lease agreements for office equipment.

At December 31, 2004, estimated annual future minimum rental payments under the Company's operating leases for the years ending December 31 are as follows (in thousands):

	Operating Leases
2005	$ 4,054
2006	4,166
2007	7
2008	1
Total minimum lease payments	$ 8,228

Future minimum rentals to be received under non-cancelable subleases, which expire through 2006, total $676,000 and $735,000 for the years ended December 31, 2005 and 2006, respectively.

In July 2001, the Company entered into a loan and security agreement with Silicon Valley Bank for loan disbursements up to $3.0 million on capital equipment purchases. From 2001 through 2003, the Company received advances totaling $2.6 million on the Silicon Valley Bank loan for capital equipment purchases. The advances accrued interest at 7.0% to 9.0%. In July 2003, the Company paid off the remaining principal portion of the equipment loans from Silicon Valley Bank in the amount of $1.3 million. In connection with the equipment loan, warrants to purchase up to 10,199 shares of common stock at $2.45 per share were issued to Silicon Valley Bank. The estimated fair market value of the warrants of $16,000 was recorded as a discount on the equipment loan and was amortized to interest expense over the term of the equipment loan. The fair value was determined using the Black-Scholes option valuation model. These warrants were exercised by Silicon Valley Bank in November 2004.

In connection with certain license and collaboration agreements, the Company's annual future minimum obligation payments are as follows, $120,000, $63,000, $26,000 $26,000 and $26,000 for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

6. Stockholders' Equity

Reverse Stock Split

On April 30, 2004 the Company's board of directors approved a 4-for-7 reverse stock split of the outstanding common stock, which was effected on June 7, 2004. On June 15, 2004 the Company's board of directors approved a 1-for-1.4005989 reverse stock split of the outstanding common stock, which was effected on June 16, 2004. The accompanying financial statements give retroactive effect to the reverse stock splits.

Initial Public Offering

On June 25, 2004, the Company completed an initial public offering, or IPO, of 6.0 million shares of common stock for proceeds to the Company of $31.9 million, net of underwriting discounts, commissions and offering expenses. On July 23, 2004 the Company closed the sale of an additional 450,000 shares of common stock pursuant to the exercise by the underwriters of an over-allotment option which resulted in proceeds to the Company of $2.4 million, net of underwriting discounts, commissions and offering expenses.

Convertible Preferred Stock

The Company's certificate of incorporation, as amended and restated, authorizes the Company to issue up to 7,500,000 shares of Preferred Stock, with a par value of $0.001, in one or more series. The Board of Directors may authorize the issuance of Convertible Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of Convertible Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. As of December 31, 2004 and 2003 convertible preferred stock authorized and outstanding is as follows:

	As of December 31,					
	2004			2003		
	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Shares Authorized	Shares Issued and Outstanding	Liquidation Value
Series A	—	—	$ —	8,648,158	8,648,158	$ 8,648,158
Series A-1	—	—	—	8,648,158	—	8,648,158
Series B	—	—	—	2,605,326	2,605,326	2,605,326
Series B-1	—	—	—	2,605,326	—	2,605,326
Series C	—	—	—	1,000,000	1,000,000	1,000,000
Series D	—	—	—	869,328	869,328	869,328
Series E	—	—	—	12,703,015	12,703,014	12,703,015
Undesignated	7,500,000	—	—	—	—	—
	7,500,000	—	$ —	37,079,311	25,825,826	$ 37,079,311

Upon the closing of the initial public offering in June 2004, 25,825,826 shares of convertible preferred stock outstanding automatically converted into 16,205,306 shares of common stock.

Warrants

In 2001, in connection with equipment financing (see Note 5), the Company issued to Silicon Valley Bank warrants to purchase 10,199 shares of common stock at a price of $2.45 per share. The warrants expire five years from the closing of the sale and issuance of the Company's common stock in an initial public offering. The warrants were exercised in November 2004. No warrants were outstanding as of December 31, 2004.

Equity Incentive Plan

During 1999, the Company adopted the 1999 Equity Incentive Plan (the "Plan"), which provides for the grant of incentive and non-statutory stock options and restricted stock purchase rights to employees, directors and consultants of the Company. The Plan, as amended, authorizes the Company to issue up to 4,965,000 shares of common stock. At December 31, 2004, the Company has repurchased a total of 131,153 shares and 1,680,446 shares remain available for grant under the Plan.

The Plan allows the Company to grant restricted stock purchase rights at no less than 85% of the fair value of the Company's common stock as determined by the Board of Directors at the date of the grant. All restricted stock purchase rights vest in accordance with a vesting schedule determined by the Board of Directors, typically over a four-year period. Under the Plan, 457,069 restricted stock purchase rights have been granted at exercise prices ranging from $0.35 to $0.94 per share, all of which have been exercised as of December 31, 2004, of which no shares are subject to repurchase.

Options granted under the Plan generally expire no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vest and become fully exercisable over a period of five years, except for officers, directors and consultants that may be made fully exercisable. The exercise price of incentive stock options must be equal to at least the fair value of the Company's common stock on the date of grant, and the exercise price of non-statutory stock options may be no less than 85% of the fair value of the Company's common stock on the date of grant. The exercise price of any option granted to a 10% stockholder may be no less than 110% of the fair value of the Company's common stock on the date of grant. The Company has an option to repurchase all unvested shares, at the original purchase price, upon the voluntary or involuntary termination of employment with, or consulting services provided to, the Company for any reason.

The following is a further breakdown of the options outstanding as of December 31, 2004:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 0.34-0.34	1,828	5.6	$ 0.34	1,828	$ 0.34
$ 0.74-0.74	568,115	8.5	$ 0.74	126,265	$ 0.74
$ 0.74-6.00	169,656	6.3	$ 2.12	150,513	$ 1.98
$ 6.02-6.02	1,025,674	8.6	$ 6.02	27,487	$ 6.02
$ 6.30-9.50	227,437	9.6	$ 8.50	—	$ —
	1,992,710	8.5		306,093	

The following is a summary of stock option and stock award activity under the equity incentive plan through December 31, 2004:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2002	633,237	$ 2.13
Granted	394,364	$ 0.74
Exercised	(218,225)	$ 1.33
Cancelled	(177,822)	$ 2.25
Outstanding at December 31, 2002	631,554	$ 1.50
Granted	888,702	$ 0.74
Exercised	(29,273)	$ 0.78
Cancelled	(86,509)	$ 1.50
Outstanding at December 31, 2003	1,404,474	$ 1.04
Granted	1,358,778	$ 6.28
Exercised	(667,509)	$ 1.03
Cancelled	(103,033)	$ 4.02
Outstanding at December 31, 2004	1,992,710	$ 4.46

The following shares of common stock are reserved for future issuance:

	December 31, 2004
Common stock options granted and outstanding	1,992,710
Common stock options reserved for future grant	1,680,446
Total common stock shares reserved for future issuance	3,673,156

Shareholders' Rights Plan

In February 2005, the Company entered into a Share Purchase Rights Plan (the "Plan"). Terms of the Plan provide for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.001 per share (the "Common Shares"), of the Company. The dividend is payable on February 21, 2005 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), at a price of $100.00 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a share of Preferred Shares has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 14, 2005 entered into between the Company and Mellon Investor Services LLC, as rights agent.

7. Income Taxes

Significant components of the Company's net deferred tax assets at December 31, 2004 and 2003 are shown below (in thousands). A valuation allowance of $29.5 million and $23.4 million has been established to offset the net deferred tax assets as of December 31, 2004 and 2003, respectively, as realization of such assets is uncertain.

	Years ended December 31,	
	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 22,728	$ 18,230
Capitalized research and development	2,847	2,210
Research and development credits	2,633	1,995
Deferred revenue	757	577
Other, net	551	339
Total deferred tax assets	29,516	23,351
Total deferred tax liabilities	—	—
Net deferred tax assets	29,516	23,351
Valuation allowance for deferred tax assets	(29,516)	(23,351)
Net deferred tax assets	$ —	$ —

At December 31, 2004, the Company had federal and California tax net operating loss carryforwards of approximately $62.7 million and $13.4 million, respectively. The federal and California tax loss carryforwards will begin to expire in 2019 and 2009, respectively, unless previously utilized. The Company also had federal and California research and development tax credit carryforwards of approximately $1.8 million and $1.3 million, respectively, which will begin to expire in 2019 unless previously utilized.

Pursuant to Internal Revenue Code Section 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

8. Summary of Quarterly Financial Data (unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 (in thousands, except per share amounts).

	Year Ended December 31 ,2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Selected Quarterly Financial Data:				
Revenues	$ 2,241	$ 2,177	$ 1,802	$ 2,127
Total operating expenses	7,240	5,643	7,257	8,356
Net loss	(4,959)	(3,430)	(5,304)	(6,021)
Basic and diluted net loss per common share	$ (2.63)	$ (0.79)	$ (0.21)	$ (0.24)

	Year Ended December 31 ,2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Selected Quarterly Financial Data:				
Revenues	$ 2,203	$ 2,203	$ 2,365	$ 2,766
Total operating expenses	5,555	6,162	7,363	8,108
Net loss	(3,296)	(3,916)	(4,950)	(5,291)
Basic and diluted net loss per common share	$ (1.97)	$ (2.27)	$ (2.80)	$ (2.95)

9. Subsequent Events (unaudited)

In March 2005, the Company announced that the Company has been notified by the Flavor and Extract Manufacturers Association ("FEMA") that its savory enhancers S807, S336, S263 and S976 have been determined to be Generally Recognized as Safe ("GRAS") under the provisions of the Federal Food, Drug and Cosmetic Act, administered by the United States Food and Drug Administration. The FEMA GRAS determination will enable incorporation of the Company's savory enhancers into a variety of food products.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

There were no changes in or disagreements with Ernst & Young LLP on accounting and financial disclosure required to be reported under this Item 9.

Item 9A. ***Controls and Procedures***

Prior to the filing of this annual report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Vice President and Chief Financial and Business Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a - 15(e) or 15d -15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 10-K. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based upon that evaluation, our President and Chief Executive Officer and our Vice President and Chief Financial and Business Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report on Form 10-K.

An evaluation was also performed under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Vice President and Chief Financial and Business Officer, of any change in our internal control over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. That evaluation did not identify any change in our internal control over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our President and Chief Executive Officer and our Vice President and Chief Financial and Business Officer, does not expect that its disclosure controls will prevent all errors or potential fraud. A control system, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their cost. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. ***Other Information***

None.

PART III

Certain information required by Part III of this Form 10-K is omitted from this report because registrant will file a definitive Proxy Statement within 120 days after the end of its fiscal year pursuant to Regulation 14A for its 2005 Annual Meeting of Shareholders to be held on May 25, 2005 (the "Proxy Statement"), and the information included therein is incorporated herein by reference.

Item 10. *Directors and Executive Officers of the Registrant*

The information with respect to executive officers required by this item is set forth in Part I of this report.

We have adopted a Code of Business Conduct and Ethics Policy that applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller), and have posted the text of the policy on our website (www.senomyx.com) in connection with "Investor Relations" materials. In addition, we intend to promptly disclose (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

The other information required by this item is incorporated by reference to the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2005 annual meeting.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference to the information from the Proxy Statement under the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions*

The information required by this Item is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Certain Relationships and Related Transactions."

Item 14. *Principle Accountant Fees and Services*

The information required by this Item is incorporated by herein by reference to the information from the Proxy Statement under the section entitled "Principal Accountant Fees and Services."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) 1. ***Financial Statements***

See Index to Financial Statements in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

2. ***Financial Statement Schedules***

All schedules have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Financial Statements or notes thereto included in Item 8 ("Financial Statements and Supplementary Data").

3. ***Exhibits***

Exhibit Footnote	Exhibit Number	Description of Document
(1)	3.1	Amended and Restated Certificate of Incorporation as currently in effect.
(1)	3.2	Amended and Restated Bylaws as currently in effect.
(1)	4.1	Form of Common Stock Certificate.
(1)	4.2	Warrant dated July 17, 2001, as amended November 14, 2001, issued to Silicon Valley Bank.
(1)	4.3	Fourth Amended and Restated Investor Rights Agreement dated November 14, 2001, as amended February 27, 2002, between the Registrant and certain of its stockholders.
(1)	10.1+	Form of Indemnity Agreement.
(1)	10.2+	Amended and Restated 2004 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
(1)	10.3+	2004 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement thereunder.
(1)	10.4+	2004 Employee Stock Purchase Plan and Form of Offering Document thereunder.
(1)	10.5+	Employment letter agreement dated February 21, 2000 between the Registrant and Mark Zoller, Ph.D.
(1)	10.6+	Employment letter agreement dated June 7, 2000 between the Registrant and Klaus Gubernator, Ph.D.
(1)	10.7+	Employment letter agreement dated June 2, 2003 between the Registrant and Kent Snyder.
(1)	10.8+	Employment letter agreement dated August 25, 2003 between the Registrant and Harry Leonhardt, Esq.
(1)	10.9+	Employment letter agreement dated September 8, 2003 between the Registrant and John Poyhonen.
(1)	10.10	Expansion Lease dated November 20, 1995 between Health Science Properties, Inc. and Sequana Therapeutics, Inc., as amended, and Assignment and Assumption of Lease, dated July 12, 2000, as amended, between the Registrant and Axys Pharmaceuticals, Inc.
(1)	10.11*	Exclusive License and Bailment Agreement dated March 10, 2000 between the Registrant and the Regents of the University of California.
(1)	10.12*	Collaborative Research and License Agreement dated November 1, 2000, as amended April 16, 2002, between the Registrant and Aurora Biosciences Corporation.
(1)	10.13*	Collaborative Research and License Agreement dated December 6, 2000, as amended May 2, 2002, between the Registrant and Kraft Foods, Inc.
(1)	10.14*	Collaborative Research and License Agreement dated March 28, 2001, as amended July 26, 2002, November 5, 2002 and February 19, 2004 between the Registrant and Campbell Soup Company.
(1)	10.15*	Collaborative Research and License Agreement dated April 18, 2002, as amended October 23, 2003, between the Registrant and Nestec, Ltd.

(1)	10.16*	Collaborative Research, Development, Commercialization and License Agreement dated April 22, 2002 between the Registrant and the Coca-Cola Company.
(1)	10.17+	1999 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
(2)	10.18*	Collaborative Research and License Agreement, dated October 26, 2004, between The Registrant and Nestec Ltd.
	23.1	Consent of Independent Registered Public Accounting Firm.
	24.1	Power of Attorney. Reference is made to the signature page.
	31.1	Certification of Kent Snyder, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	31.2	Certification of John Poyhonen, Chief Financial and Business Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	32.1	Certification of Kent Snyder, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
	32.2	Certification of John Poyhonen, Chief Financial and Business Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates management contract or compensatory plan.

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Filed as an exhibit to Registration Statement File No. 333-113998 and incorporated herein by reference.

(2) Filed as an exhibit to our Quarterly Report of Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

(b) Exhibits

See Item 15(a) above.

(c) Financial Statement Schedules

See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senomyx, Inc.
By: /S/ KENT SNYDER
Kent Snyder
President and Chief Executive Officer

Dated: March 10, 2005

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kent Snyder, Mark Leschly and John Poyhonen, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ KENT SNYDER Kent Snyder	President , Chief Executive Officer and Director	March 10, 2005
/S/ MARK LESCHLY Mark Leschly	Chairman of the Board of Directors	March 10, 2005
/S/ JOHN POYHONEN John Poyhonen	Vice President and Chief Financial and Business Officer	March 9, 2005
/S/ LORI ROBSON Lori Robson, Ph.D.	Director	March 9, 2005
/S/ DAVID SCHNELL David Schnell, M.D.	Director	March 9, 2005
/S/ JAY SHORT Jay Short, Ph.D.	Director	March 10, 2005
/S/ TIMOTHY WOLLAEGER Timothy Wollaeger	Director	March 9, 2005

EXHIBIT INDEX

Exhibit Footnote	Exhibit Number	Description of Document
(1)	3.1	Amended and Restated Certificate of Incorporation as currently in effect.
(1)	3.2	Amended and Restated Bylaws as currently in effect.
(1)	4.1	Form of Common Stock Certificate.
(1)	4.2	Warrant dated July 17, 2001, as amended November 14, 2001, issued to Silicon Valley Bank.
(1)	4.3	Fourth Amended and Restated Investor Rights Agreement dated November 14, 2001, as amended February 27, 2002, between the Registrant and certain of its stockholders.
(1)	10.1+	Form of Indemnity Agreement.
(1)	10.2+	Amended and Restated 2004 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
(1)	10.3+	2004 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement thereunder.
(1)	10.4+	2004 Employee Stock Purchase Plan and Form of Offering Document thereunder.
(1)	10.5+	Employment letter agreement dated February 21, 2000 between the Registrant and Mark Zoller, Ph.D.
(1)	10.6+	Employment letter agreement dated June 7, 2000 between the Registrant and Klaus Gubernator, Ph.D.
(1)	10.7+	Employment letter agreement dated June 2, 2003 between the Registrant and Kent Snyder.
(1)	10.8+	Employment letter agreement dated August 25, 2003 between the Registrant and Harry Leonhardt, Esq.
(1)	10.9+	Employment letter agreement dated September 8, 2003 between the Registrant and John Poyhonen.
(1)	10.10	Expansion Lease dated November 20, 1995 between Health Science Properties, Inc. and Sequana Therapeutics, Inc., as amended, and Assignment and Assumption of Lease, dated July 12, 2000, as amended, between the Registrant and Axys Pharmaceuticals, Inc.
(1)	10.11*	Exclusive License and Bailment Agreement dated March 10, 2000 between the Registrant and the Regents of the University of California.
(1)	10.12*	Collaborative Research and License Agreement dated November 1, 2000, as amended April 16, 2002, between the Registrant and Aurora Biosciences Corporation.
(1)	10.13*	Collaborative Research and License Agreement dated December 6, 2000, as amended May 2, 2002, between the Registrant and Kraft Foods, Inc.
(1)	10.14*	Collaborative Research and License Agreement dated March 28, 2001, as amended July 26, 2002, November 5, 2002 and February 19, 2004 between the Registrant and Campbell Soup Company.
(1)	10.15*	Collaborative Research and License Agreement dated April 18, 2002, as amended October 23, 2003, between the Registrant and Nestec, Ltd.
(1)	10.16*	Collaborative Research, Development, Commercialization and License Agreement dated April 22, 2002 between the Registrant and the Coca-Cola Company.
(1)	10.17+	1999 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
(2)	10.18*	Collaborative Research and License Agreement, dated October 26, 2004, between The Registrant and Nestec Ltd.
	23.1	Consent of Independent Registered Public Accounting Firm.
	24.1	Power of Attorney. Reference is made to the signature page.
	31.1	Certification of Kent Snyder, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of John Poyhonen, Chief Financial and Business Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Kent Snyder, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of John Poyhonen, Chief Financial and Business Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates management contract or compensatory plan.

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Filed as an exhibit to Registration Statement File No. 333-113998 and incorporated herein by reference.

(2) Filed as an exhibit to our Quarterly Report of Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

Executives

Kent Snyder
President and
Chief Executive Officer

Mark Zoller, Ph.D.
Senior Vice President,
Chief Scientific Officer

Harry J. Leonhardt, Esq.
Vice President, General Counsel
and Corporate Secretary

John Poyhonen
Vice President, Chief Financial
and Business Officer

Nigel R. A. Beeley, Ph.D.
Vice President, Discovery

Board of Directors

Mark Leschly, Chairman

Stephen A. Block, Esq.

Lori Robson, Ph.D.

David Schnell, M.D.

Jay M. Short, Ph.D.

Kent Snyder

Timothy J. Wollaeger

Contact

Senomyx, Inc.
11099 North Torrey Pines Road
La Jolla, CA 92037
Tel: (858) 646-8300
Fax: (858) 404-0752
Web site: www.senomyx.com

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: (800) 356-2017
Web site:
www.mellon-investor.com

Corporate Counsel

Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121-9109
Tel: (858) 550-6000
Web site: www.cooley.com

Independent Registered
Public Accounting Firm

Ernst & Young
501 West Broadway
Suite 1100
San Diego, CA 92101
Tel: (619) 235-5000
Web site: www.ey.com

Annual Meeting

Wednesday, May 25, 2005
9:00 a.m. P.D.T.
Hilton La Jolla Torrey Pines
10950 North Torrey Pines Road
La Jolla, CA 92037

Senomyx common stock is traded
on the NASDAQ National Market
under the symbol SNMX.

Statements in this report that are not strictly historical are forward-looking statements and involve a high degree of risk and uncertainty. The Company's actual results may differ materially from those suggested in this report. Factors that could cause such a difference include those described in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission.

Senomyx, Inc.
11099 North Torrey Pines Road
La Jolla, California 92037

Tel: (858) 646-8300
Fax: (858) 404-0752

www.senomyx.com